


05073473



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended August 27, 2005

Commission File Number 1-8504

UNIFIRST CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	**04-2103460**
(State of Incorporation)	(IRS Employer Identification Number)

68 Jonspin Road
Wilmington, Massachusetts 01887
(Address of principal executive offices)(Zip Code)

PROCESSED
DEC 0 7 2005
THOMSON
FINANCIAL

Registrant's telephone number: (978) 658-8888

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which shares are traded
Common Stock, $0.10 par value per share	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2).
Yes ☑ No ☐

The number of outstanding shares of UniFirst Corporation Common Stock and Class B Common Stock at November 1, 2005 were 9,618,363 and 9,620,860, respectively. The aggregate market value of shares held by non-affiliates of the Company as of the end of the last business day of UniFirst's most recently completed second fiscal quarter was $354,862,665 (based upon the closing price of the Company's Common Stock on the New York Stock Exchange on said date and assuming the market value of a share of Class B Common Stock (which is generally non-transferable, but is convertible at any time into one share of Common Stock) is identical to the market value of the Common Stock).

UniFirst Corporation
Annual Report on Form 10-K
For the fiscal year ended August 27, 2005

Table of Contents

PART I

Documents Incorporated by Reference	1
Item 1. Business	1
Item 2. Properties	4
Item 3. Legal Proceedings	4
Item 4. Submission of Matters to a Vote of Security Holders	4

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities	4
Item 6. Selected Financial Data	5
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations	6
Item 7A. Quantitative and Qualitative Disclosures about Market Risk	18
Item 8. Financial Statements and Supplementary Data	19
Consolidated statements of income for each of the three years in the period ended August 27, 2005	19
Consolidated balance sheets as of August 27, 2005 and August 28, 2004	20
Consolidated statements of shareholders' equity for each of the three years in the period ended August 27, 2005	21
Consolidated statements of cash flows for each of the three years in the period ended August 27, 2005	22
Notes to consolidated financial statements	23
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	43
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	45
Item 9A. Controls and Procedures	45
Management's Report on Internal Control Over Financial Reporting	45
Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	46
Item 9B. Other Information	47

PART III

Item 10. Directors and Executive Officers of the Registrant	47
Item 11. Executive Compensation	47
Item 12. Security Ownership of Certain Beneficial Owners and Management	47
Item 13. Certain Relationships and Related Transactions	47
Item 14. Principal Accountant Fees and Services	47

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K	47
Ex-18.1 Preferability Letter from Ernst & Young LLP, Independent Registered Public Accounting Firm	52
Ex-23.1 Consent of Ernst &Young LLP, Independent Registered Public Accounting Firm	53
Ex-31.1 Section 302 Certification of CEO	54
Ex-31.2 Section 302 Certification of CFO	55
Ex-32.1 Section 906 Certification of CEO	56
Ex-32.2 Section 906 Certification of CFO	57

PART I

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for its 2006 Annual Meeting of Shareholders (which will be filed with the Securities and Exchange Commission within 120 days after the close of the 2005 fiscal year) are incorporated by reference into Part III hereof.
This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

ITEM 1. BUSINESS

GENERAL

UniFirst Corporation (the "Company" or "UniFirst") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, jumpsuits, lab coats, smocks and aprons, and also rents industrial wiping products, floor mats, facility service products, other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. The Company serves businesses of all sizes in numerous industry categories. At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear.

The Company has six operating segments: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segments. The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and clean room applications. The First Aid operating segment sells first aid cabinet services and other safety supplies.

In fiscal 2005, the Company generated $763.8 million in revenue, of which approximately 88% was derived from the US and Canadian Rental and Cleaning and Corporate segments. Specialty Garments and First Aid accounted for 8% and 4% of 2005 revenues, respectively.

We maintain our website at www.unifirst.com, and make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished to the Securities Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as amended, as soon as reasonably practicable after such documents are electronically filed, or furnished, to the SEC.

PRODUCTS AND SERVICES

The Company provides its customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. The Company's uniform products include shirts, pants, jackets, coveralls, jumpsuits, smocks, aprons and specialized protective wear, such as flame resistant and high visibility garments. At certain specialized facilities, the Company also decontaminates and cleans clothes which may have been exposed to radioactive materials and services special cleanroom protective wear. The Company also offers non-garment items and services, such as industrial wiping products, floor mats, dry and wet mops, and other textile products.

The Company offers its customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by the Company, lease programs in which garments are cleaned and maintained by individual employees, and purchase programs to buy garments and related items directly. As part of its rental business, the Company picks up a customer's soiled uniforms and/or other items on a periodic basis (usually weekly) and delivers back cleaned and processed replacement items. We believe the Company's centralized services, specialized equipment, and economies of scale generally allow it to be more cost effective in providing garment and related services than customers would be by themselves, particularly those customers with high employee turnover rates. The Company's uniform program is intended not only to help its customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. The Company primarily serves its customers pursuant to written service contracts with a duration of five years.

CUSTOMERS

The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. With respect to the Company's Specialty Garment segment, typical customers include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. The Company currently services approximately 190,000 customer locations in the United States, Canada and Europe from 179 manufacturing, distribution and customer service facilities.

MARKETING AND CUSTOMER SERVICE

The Company employs trained sales representatives whose sole function is to market the Company's services to potential customers and develop new accounts. The Company also utilizes its route salespeople to maximize sales to existing customers, such as by offering garment rental customers the opportunity to purchase non-garment items. Sales representatives utilize an extensive, proprietary database of pre-screened and qualified business prospects. This database is built through responses to the Company's promotional initiatives, through contacts via its World Wide Web site and trade shows and through the selective use of purchased lists. The Company also endeavors to elevate its brand identity through advertising and promotional initiatives.

The Company believes that customer service is the most important element in developing and maintaining its market position and that its emphasis on customer service is reflected throughout its business. The Company serves its customers through approximately 1,400 route salespersons, who generally interact on a weekly basis with their accounts, and more than 850 service support people, who are charged with expeditiously handling customer requirements regarding the outfitting of new customer employees, garment repair and replacement, billing inquiries and other matters. The Company's policy is to respond to all customer inquiries and problems within 24 hours.

The Company's customer service function is supported by its fully-networked management information systems, which provide Company personnel with access to information on the status of customers' orders, inventory availability and shipping information, as well as information regarding customers' individual employees, including names, sizes, uniform styles and colors. The Company has a national account sales group that targets larger customers with nationwide operations for which the Company can serve as the primary supplier of garment services. The Company currently employs twenty persons in its national account sales organization.

COMPETITION

The uniform rental and sales industry is highly competitive. The principal methods of competition in the industry are quality of service and price. The Company believes that the top four companies in the uniform rental segment of the industry, including UniFirst, currently generate over half of the industry's volume. The Company's leading competitors include Aramark Corporation, Cintas Corporation and G&K Services, Inc. The remainder of the market, however, is divided among more than 600 smaller businesses, many of which serve one or a limited number of markets or geographic service areas and a small group of which have revenues of up to approximately $200 million. In addition to its traditional rental competitors, the Company may increasingly compete in the future with businesses that focus on selling uniforms and other related items. The Company also competes with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of acquisition candidates available to it. The Company believes that its ability to compete effectively is enhanced by the superior customer service and support that it provides its customers.

MANUFACTURING AND SOURCING

The Company manufactured approximately 55% of all garments which it placed in service during fiscal 2005. These were primarily work pants manufactured at its plant in Ebano, San Luis Potosi, Mexico and shirts manufactured at its plant in Valles, San Luis Potosi, Mexico. The balance of the garments used in its programs are purchased from a variety of industry suppliers. While the Company currently acquires the raw materials with which it produces its garments from a limited number of suppliers, the Company believes that such materials are readily available from other sources. To date, the Company has experienced no significant difficulty in obtaining any of its raw materials or supplies.

EMPLOYEES

At August 27, 2005, the Company employed approximately 9,200 persons. Approximately 2% of United States employees are represented by a union, which is pursuant to a collective bargaining agreement. The Company considers its employee relations to be good.

EXECUTIVE OFFICERS

The executive officers of the Company are as follows:

NAME	AGE	POSITION
Ronald D. Croatti	62	Chairman of the Board, President, and Chief Executive Officer
Cynthia Croatti	50	Executive Vice President and Treasurer
John B. Bartlett	64	Senior Vice President and Chief Financial Officer
Dennis G. Assad	60	Senior Vice President, Sales and Marketing
Bruce P. Boynton	57	Senior Vice President, Operations
David A. DiFillippo	48	Senior Vice President, Operations

The principal occupation and positions for the past five years of the executive officers named above are as follows:

Ronald D. Croatti joined the Company in 1965. Mr. Croatti became Chairman of the Board in fiscal 2002. He has served as Chief Executive Officer since 1991. Mr. Croatti has overall responsibility for the management of the Company.

Cynthia Croatti joined the Company in 1980. Ms. Croatti has served as Executive Vice President since January 2001, and as Treasurer since 1982 and has primary responsibility for overseeing the human resources and purchasing functions of the Company.

John B. Bartlett joined the Company in 1977. Mr. Bartlett has served as Senior Vice President and Chief Financial Officer since 1986 and has primary responsibility for overseeing the financial functions of the Company, as well as its information systems department.

Dennis G. Assad joined the Company in 1975. Mr. Assad has served as Senior Vice President, Sales and Marketing since 1995 and has primary responsibility for overseeing the sales and marketing functions of the Company.

Bruce P. Boynton joined the Company in 1976. Mr. Boynton has served as Senior Vice President, Operations since January 2001, is the chief operating officer for the Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. Prior to January 2001, Mr. Boynton had served as Vice President, Operations since 1986.

David A. DiFillippo joined the Company in 1979. Mr. DiFillippo has served as Senior Vice President, Operations since January 2002, and has primary responsibility for overseeing the operations of certain regions in the United States. Prior to January 2002, Mr. DiFillippo had served as Vice President, Central Rental Group since January 2000. Prior to January 2000, Mr. DiFillippo had served as a Regional General Manager.

Ronald D. Croatti and Cynthia Croatti are siblings. David A. DiFillippo's father is on the Board of Directors.

ENVIRONMENTAL MATTERS

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has through the years taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts of money to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Uvalde, Texas, Williamstown, Vermont, and Springfield, Massachusetts. In addition, the Company is assessing the extent of environmental contamination and potential exposure at sites it acquired in connection with its acquisition of Textilease Corporation in September 2003, and it is defending against claims concerning alleged environmental conditions with respect to a site once owned by a former subsidiary in Somerville, Massachusetts. For additional discussion refer to Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases by the applicable state agency, and are subject to regulation by federal, state and local authorities. In certain cases, regulation of nuclear facilities or related services have resulted in the suspension of operations at certain nuclear facilities served by the Company or disruptions of the Company's ability to service such facilities. There can be no assurance that such increased scrutiny will not lead to the shut-down of such facilities or otherwise cause material disruptions in the Company's garment decontamination business.

AVAILABLE INFORMATION

We make available free of charge our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at http://www.unifirst.com. In addition, you may request a copy of these filings, excluding exhibits, by contacting our Investor Relations group at (978) 658-8888 or at UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

At August 27, 2005, the Company owned or occupied 179 facilities containing an aggregate of approximately 4.9 million square feet located in the United States, Canada, Mexico, Germany and the Netherlands. The Company owns 106 of these facilities, containing about 4.3 million square feet. These facilities include the Company's 320,000 square foot Owensboro, Kentucky distribution center and its many customer service locations. The Company believes its industrial laundry facilities are among the most modern in the industry.

The Company owns substantially all of the machinery and equipment used in its operations. In the opinion of the Company, its facilities and its production, cleaning and decontamination equipment have been well maintained and are adequate for the Company's present needs. The Company also owns a fleet of approximately 2,500 delivery vans, trucks and other vehicles.

ITEM 3. LEGAL PROCEEDINGS

From time to time the Company is subject to legal proceedings and claims arising from the conduct of its business operations, including personal injury, customer contract, employment claims and environmental matters as described above. The Company maintains insurance coverage providing indemnification against the majority of such claims and management does not expect that any material loss to the Company will be sustained as a result thereof.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK INFORMATION

Our Common Stock trades on the New York Stock Exchange under the symbol "UNF", while the Class B Common Stock is not publicly traded. The following table sets forth, for the periods indicated, the high and low sales prices of our Common Stock on the New York Stock Exchange, and the dividends per share of Common Stock and Class B Common Stock. These Common Stock sales prices represent prices between dealers and do not include retail mark-ups, markdowns, or commissions and may not necessarily represent actual transactions.

	Price Per Share		Dividends Per Share	
Year ended August 27, 2005	High	Low	Common Stock	Class B Common Stock
First Quarter	$ 29.89	$ 25.50	$ 0.0375	$ 0.0300
Second Quarter	40.86	27.00	0.0375	0.0300
Third Quarter	41.38	35.20	0.0375	0.0300
Fourth Quarter	45.75	36.05	0.0375	0.0300

Year ended August 28, 2004	Price Per Share High	Low	Dividends Per Share Common Stock	Class B Common Stock
First Quarter	$ 28.27	$ 19.93	$ 0.0375	$ 0.0300
Second Quarter	28.00	21.25	0.0375	0.0300
Third Quarter	29.99	24.26	0.0375	0.0300
Fourth Quarter	29.93	26.00	0.0375	0.0300

The approximate number of shareholders of record of the Company's Common Stock and Class B Common Stock as of November 1, 2005 were 98 and 18, respectively.

We have generally declared and paid cash dividends of the Company's Common Stock and Class B Common Stock quarterly. The amounts of future dividends on our Common Stock or Class B Common Stock will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results, anticipated cash needs, and plans for expansion. Each share of Common Stock is entitled to 125% of any cash dividend paid on each share of Class B Common Stock.

The following table sets forth information concerning the Company's equity compensation plans as of August 27, 2005.

	Equity Compensation Plan Information		
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan (excluding securities referenced in column (a))
	(a)		
Equity compensation plans approved by security holders	239,875	$ 21.83	132,500

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The selected consolidated balance sheet data set forth below as of August 27, 2005 and August 28, 2004 and the selected consolidated income statement data for the three years in the period ended August 27, 2005 are derived from the audited consolidated financial statements of UniFirst Corporation included in this annual report on Form 10-K. All other selected consolidated financial data set forth below, except for per share data for the year ended August 25, 2001, is derived from audited financial statements of UniFirst Corporation not included in this Annual Report on Form 10-K. The per share data listed below is accounted for in accordance with the Emerging Issues Task Force ("EITF") Issue No. 03-6, *Participating Securities and the Two-Class Method under FAS 128.* EITF Issue No. 03-6 provides guidance in determining when the two-class method, as defined in Statements of Financial Accounting Standards ("SFAS") No. 128, *Earnings per Share,* should be utilized in calculating earnings per share. The Company was required to adopt EITF Issue No. 03-6 in the quarter ended August 28, 2004 and to apply the provisions of EITF Issue No. 03-6 retroactively to all periods presented. The Common Stock of the Company has a 25% dividend preference to the Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. EITF Issue No. 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of common stock based on their respective dividend rights.

Five Year Financial Summary
UniFirst Corporation and Subsidiaries

Fiscal Year Ended August (In thousands, except per share data)	2005	2004	2003	2002	2001
Selected Balance Sheet Data					
Total assets	$ 748,305	$ 702,366	$ 516,131	$ 496,379	$ 493,357
Long-term obligations	$ 176,671	$ 178,841	$ 69,812	$ 85,096	$ 94,795
Shareholders' equity	$ 412,342	$ 368,707	$ 336,338	$ 310,698	$ 286,503
Selected Income Statement Data					
Revenues	$ 763,842	$ 719,356	$ 596,936	$ 578,898	$ 556,371
Depreciation and amortization	$ 43,927	$ 44,889	$ 39,659	$ 38,031	$ 37,568
Income from operations	$ 76,012	$ 64,004	$ 48,838	$ 51,979	$ 47,565
Other expense, net	$ 6,841	$ 9,406	$ 1,266	$ 8,660	$ 10,108
Provision for income taxes	$ 25,823	$ 21,020	$ 18,310	$ 16,460	$ 14,233
Income before cumulative effect of accounting change	$ 43,348	$ 33,578	$ 29,262	$ 26,859	$ 23,224
Cumulative effect of accounting change	—	—	2,242	—	—
Net income	$ 43,348	$ 33,578	$ 27,020	$ 26,859	$ 23,224
Income per share before cumulative effect of accounting change:					
Basic – Common stock	$ 2.51	$ 1.95	$ 1.71	$ 1.56	$ 1.34
Basic – Class B Common Stock	$ 2.01	$ 1.56	$ 1.37	$ 1.25	$ 1.07
Diluted – Common stock	$ 2.24	$ 1.74	$ 1.52	$ 1.39	$ 1.20
Income per share after cumulative effect of accounting change:					
Basic – Common stock	$ 2.51	$ 1.95	$ 1.58	$ 1.56	$ 1.34
Basic – Class B Common Stock	$ 2.01	$ 1.56	$ 1.27	$ 1.25	$ 1.07
Diluted – Common stock	$ 2.24	$ 1.74	$ 1.40	$ 1.39	$ 1.20
Dividends per share					
Common stock	$ 0.15	$ 0.15	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12

Refer to Note 2 of these consolidated financial statements for discussion of the Company's acquisition of Textilease Corporation on September 2, 2003.

In the fourth quarter of fiscal 2005, the Company changed its accounting policy for a portion of its inventories from last-in, first-out ("LIFO"), to the first-in, first-out ("FIFO") method of accounting. Consistent with Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes*, the Company retroactively restated its prior financial statements. As a result, inventories, accrued income taxes, and retained earnings, as presented, have been adjusted by approximately $1.5 million, $0.6 million, and $0.9 million, for each of the fiscal years ended August 2004, 2003, 2002, and 2001. This change had no impact on the consolidated statements of income for any period presented. Refer to Note 1(i) of these consolidated financial statements for further discussion on this change in accounting policy.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

UniFirst is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, jumpsuits, lab coats, smocks and aprons, and also rents industrial wiping products, floor mats and other non-garment items, to a variety of manufacturers, retailers and service companies. The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors.

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker, as defined under SFAS No. 131, is the Company's chief executive officer. The Company has six operating segments based on the information reviewed by its chief executive officer: US Rental and Cleaning, Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment. Refer to Note 13 of the Consolidated Financial Statements for the Company's disclosure of segment information.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its industrial laundry operations and the locations related to this reporting segment are referred to as industrial laundries.

The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The amounts reflected as revenues of MFG are generated when goods are shipped from the Company's manufacturing facilities to other Company locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany MFG revenues and MFG income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG net of the intercompany MFG elimination was $21.6 million, $15.0 million, and $10.4 million for years ended August 27, 2005, August 28, 2004 and August 30, 2003, respectively. This income offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above the Company's manufacturing cost.

The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the segment disclosures in Note 13 to the consolidated financial statements, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by the chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by the Company.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and clean room applications. The First Aid operating segment sells first aid cabinet services and other safety supplies. In fiscal 2003 and prior, no assets or capital expenditures are presented for the First Aid operating segment as no assets were allocated to this operating segment in the information reviewed by the chief executive officer as they were not material. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the First Aid operating segment. The assets that give rise to this depreciation and amortization in fiscal 2003 and prior are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they were tracked and reviewed by the Company. After the Textilease acquisition in fiscal 2004, the Company began allocating assets to this operating segment as the total assets related to First Aid increased.

Approximately 88% of the Company's revenues in 2005 were derived from US and Canadian Rental and Cleaning, and Corporate. A key driver of this business is the number of workers employed by the customers of the Company. Our revenues are directly impacted by fluctuations in these employment levels. Revenues from Specialty Garments, which accounted for 8% of our 2005 revenues, increase during outages and refueling by nuclear power plants, as garment usage increases at these times. First Aid represented 4% of total revenue in 2005.

Critical Accounting Policies and Estimates

The Company believes the following critical accounting policies reflect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. There have been no changes in judgments or estimates that had a material effect on our consolidated financial statements for the periods presented.

Foreign Currency Translation

The functional currency of UniFirst's foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on intercompany transactions, are included in selling and administrative expenses, in the accompanying consolidated statements of income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month during the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the product is shipped. Management judgments and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of allowance for doubtful accounts. The Company considers specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in management's estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period.

Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories. Inventories primarily consist of finished goods.

During the fourth quarter of fiscal 2005, the Company changed its accounting policy for a portion of its inventories from last-in, first-out ("LIFO"), to the first-in, first-out ("FIFO") method of accounting. This change had no impact on the consolidated statements of income for any period presented. The Company believes that the FIFO method is preferable to LIFO because (i) all of the Company's primary competitors currently use the FIFO inventory method, therefore, the change will make the comparison of results among these companies more consistent (ii) the change is consistent with the increased emphasis on consistency between Generally Accepted Accounting Principals ("GAAP") in the United States and International Accounting Standards ("IAS") which provide that the FIFO or weighted average methods are acceptable and does not provide for the use the LIFO method (iii) this change will result in all of the Company's inventories being valued consistently using the FIFO method of accounting and (iv) due to the current low inflation levels, the Company's inventory costs have remained fairly constant and are not expected to increase in the near future. Consistent with Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes*, the Company has retroactively restated its prior financial statements. The impact of this change increased inventories, accrued income taxes, and retained earnings approximately \$1.5 million, \$0.6 million, and \$0.9 million, respectively, on the August 28, 2004 consolidated balance sheet and increased retained earnings by approximately \$0.9 million as of August 30, 2003 and August 31, 2002 as presented on the consolidated statements of shareholders' equity.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

Goodwill, Intangibles and Other Long-Lived Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized. SFAS No. 142 requires that companies test goodwill for impairment on an annual basis. In addition, SFAS 142 also requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company's evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling. Management completes its annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or indefinite-lived intangible assets in fiscal 2005, 2004 or 2003. Future events could cause management to conclude that impairment indicators exist and that goodwill or other intangibles associated with previously acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Property, plant and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on management estimates of the period that the assets will generate revenue. Long-lived assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired. There have been no material impairments of property, plant and equipment, or definite-lived intangible assets in fiscal 2005, 2004, or 2003.

Insurance

The Company self-insures for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claim experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claim experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any given period.

Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of its business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 4% to 5% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 9 of these consolidated financial statements for additional discussion and analysis.

Asset Retirement Obligations

Effective September 1, 2002, the Company adopted the provisions of SFAS No. 143, *Accounting for Asset Retirement Obligations,* which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under this accounting method, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will depreciate, on a straight-line basis, the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3% to 7% over one to thirty years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

Pensions

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction.

The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures, in accordance with SFAS No. 5, *Accounting for Contingencies*.

Recent Accounting Pronouncements

On October 13, 2004, the FASB concluded that SFAS No. 123R, *Share Based Payments*, which would require companies to measure compensation cost for all share-based payments, including employee stock options. SFAS No. 123R was originally effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005, however SFAS No. 123R was deferred and is now effective for the first fiscal year beginning after June 15, 2005. As a result, the new standard will be effective for, and adopted by, the Company beginning August 28, 2005. In March 2005, the SEC issued SAB No. 107 regarding the SEC's interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS No. 123R and SAB No. 107. The Company believes the impact of adopting SFAS No. 123R will not have a material impact on the results of operations of the Company. See Note 1(s) to these consolidated financial statements for further discussion regarding stock based compensation.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs — an amendment of ARB No. 43, Chapter 4*. SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials be recognized as current period charges. Further, SFAS No. 151 requires the allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application of the provisions of SFAS No. 151 is permitted for costs incurred after this statement was issued, but not required. The Company believes the impact of adopting SFAS No. 151 will not have a material impact on the results of operations of the Company.

Results of Operations

Revenues and certain expense items for the three fiscal years ended August 27, 2005, August 28, 2004 and August 30, 2003, and the percentage changes in revenues and certain expense items between years are presented in the following table. Operating costs presented below include merchandise costs related to the amortization of rental merchandise in service and direct sales as well as labor and other production, service and delivery costs associated with operating the Company's industrial laundries, Specialty Garments facilities, First-Aid locations and the Company's distribution center. Selling and administrative costs include costs related to the Company's sales and marketing functions as well as general and administrative costs associated with the Company's corporate offices and operating locations including information systems, engineering, materials management, manufacturing planning, finance, budgeting, and human resources.

	FY 2005	% of Revenues	FY 2004	% of Revenues	FY 2003	% of Revenues	% Change FY 2005 vs. FY 2004	% Change FY 2004 vs. FY 2003
Revenues	$ 763,842	100.0%	$ 719,356	100.0 %	$ 596,936	100.0%	6.2%	20.5%
Costs and expenses:								
Operating costs (1)	480,714	62.9	461,112	64.1	381,098	63.9	4.3	21.0
Selling and administrative expenses (1)	163,189	21.3	149,351	20.8	127,341	21.3	9.3	17.3
Depreciation and amortization	43,927	5.8	44,889	6.2	39,659	6.6	-2.1	13.2
	687,830	90.0	655,352	91.1	548,098	91.8	5.0	19.6
Income from operations	76,012	10.0	64,004	8.9	48,838	8.2	18.8	31.1
Other expense	6,841	0.9	9,406	1.3	1,266	0.2	-27.3	643.0
Income before income taxes	69,171	9.1	54,598	7.6	47,572	8.0	26.7	14.8
Provision for income taxes	25,823	3.4	21,020	2.9	18,310	3.1	22.8	14.8
Income before cumulative effect of accounting change	43,348	5.7	33,578	4.7	29,262	4.9	29.1	14.7
Cumulative effect of accounting change	—	—	—	—	2,242	0.4	N/A	N/A
Net income	$ 43,348	5.7%	$ 33,578	4.7%	$ 27,020	4.5%	29.1%	24.3%

(1) Exclusive of depreciation and amortization

Revenues and income (loss) from operations by reporting segment for the three fiscal years ended August 27, 2005, August 28, 2004 and August 30, 2003, are presented in the following table (in thousands). Refer to Note 13 of these consolidated financial statements for discussion of the Company's reporting segments.

Revenues	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Specialty Garments	First-Aid	Corporate	Total
For the year-ended August 27, 2005	$ 668,313	$ 57,634	$ (57,634)	$ 61,697	$ 27,757	$ 6,075	$ 763,842
For the year-ended August 28, 2004	$ 629,309	$ 53,694	$ (53,694)	$ 58,598	$ 26,668	$ 4,781	$ 719,356
For the year-ended August 30, 2003	$ 524,701	$ 42,041	$ (42,041)	$ 57,749	$ 9,486	$ 5,000	$ 596,936

Income (loss) from operations	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Specialty Garments	First-Aid	Corporate	Total
For the year-ended August 27, 2005	$ 99,508	$ 21,390	$ 206	$ 6,907	$ 928	$ (52,927)	$ 76,012
For the year-ended August 28, 2004	$ 88,729	$ 20,299	$ (5,277)	$ 7,113	$ 1,722	$ (48,582)	$ 64,004
For the year-ended August 30, 2003	$ 73,223	$ 13,837	$ (3,415)	$ 9,306	$ 45	$ (44,158)	$ 48,838

Fiscal Year Ended August 27, 2005 Compared with Fiscal Year Ended August 28, 2004

Revenues: In 2005, revenues increased 6.2% to $763.8 million as compared with $719.4 million for 2004, which was primarily attributable to organic growth within our existing operations of approximately 6.0%. This increase in existing operations was primarily due to revenue growth in the industrial laundry operations and Corporate which accounted for 5.4% of the increase. Revenues from Specialty Garments and First aid accounted for 0.4% and 0.2% of the increase, respectively. In addition, current year acquisitions contributed an additional 0.2% to the increase in revenues. The increase in revenue for 2005 was modest due to a particularly competitive pricing environment.

Operating costs: Operating costs increased to $480.7 million for 2005 as compared with $461.1 million for 2004. However, operating costs decreased as a percentage of revenues from 64.1% in 2004 to 62.9% in 2005. The primary reasons for this decrease were lower merchandise amortization as a result of cost savings realized in MFG, lower merchandise amortization for the industrial laundry locations acquired as part of the Textilease acquisition and lower industrial laundry production payroll costs as a percentage of revenues. These benefits were somewhat offset by higher energy costs associated with operating our industrial laundries and our fleet of delivery trucks.

Selling and administrative expenses: The Company's selling and administrative expenses increased to 21.3% of revenues in 2005, or $163.2 million, as compared to 20.8% of revenues in 2004, or $149.4 million. The increase in selling and administrative expenses is primarily due to an increase in the sales force within US and Canadian Rental and Cleaning. This growth within the sales force is the result of the Company's effort to foster increased revenue growth.

Depreciation and amortization: The Company's depreciation and amortization expense decreased to $43.9 million, or 5.8% of revenues for 2005, as compared with $44.9 million, or 6.2% of revenues for 2004. The decrease in depreciation and amortization expense was primarily related to certain fixed assets owned by the Company becoming fully depreciated in fiscal 2004, as well as certain intangible assets becoming fully amortized in fiscal 2004 in US and Canadian Rental and Cleaning and Corporate. The decrease in depreciation and amortization also relates to a charge of approximately $0.6 million recorded by the Company to depreciation in 2004 related to the write-down, to net realizable value, of certain machinery and equipment at its Richmond industrial laundry location that closed during fiscal 2005.

Income from operations: The Company's income from operations increased $12.0 million to $76.0 million for the year ended August 27, 2005 as compared with $64.0 million for the year ended August 28, 2004. This increase is primarily due to an increase in income from operations during these periods of $10.8 million in US and Canadian Rental and Cleaning and an increase of $6.6 million in MFG, net of intercompany MFG elimination. These increases were offset by an increase in loss from operations of $4.3 million in Corporate, and lower income from operations of $0.8 million in First Aid and $0.2 million in Specialty Garments. The increase in US and Canadian Rental and Cleaning is due to increased revenues, lower operating costs as a percentage of revenues offset by higher selling and administrative costs as a percentage of revenues. The reasons for these fluctuations in revenues and cost are discussed above. The increase in the loss from operations in Corporate is due primarily to increased payroll and other costs related to the Company's distribution center and corporate offices offset by decreases in depreciation expense as discussed above. The decrease in income from operations in First Aid is primarily due to increased costs associated with this segment's new pill packaging facility.

Other expense: The Company's net interest expense was $6.8 million, or 0.9% of revenues in 2005, as compared with $9.4 million, or 1.3% of revenues in 2004. The decrease in interest expense was due to a reduction in the level of debt outstanding during the fiscal year. The average debt outstanding in 2005 was $175.7 million as compared to $223.6 million in 2004. This was offset by lower income related to changes in the fair value of a $40 million interest rate swap, which generated only $0.2 million of income for the fiscal year ended August 27, 2005 as compared to $2.0 million of income for the fiscal year ended August 28, 2004

Provision for income taxes. The Company's effective income tax rate was 37.3% for the fiscal year ended August 27, 2005 and 38.5% for the fiscal year ended August 28, 2004. This decrease is due to a $0.5 million credit that the Company recorded in fiscal 2005 related to the reversal of tax reserves that were no longer required as well as changes in the provision required for foreign taxes.

Fiscal Year Ended August 28, 2004 Compared with Fiscal Year Ended August 30, 2003

Revenues: In 2004, revenues increased 20.5% to $719.4 million as compared with $596.9 million for 2003. The 20.5% increase can be attributed to acquisitions (11.9% related to US and Canadian Rental and Cleaning and 2.8% related to First Aid), primarily Textilease, as well as growth in existing operations of 5.8%. This increase in existing operations was primarily due to revenue growth in the industrial laundry operations which accounted for 5.6% of the increase. The increase in revenue due to price increases was modest due to a particularly competitive pricing environment.

Operating costs. Operating costs increased to $461.1 million for 2004 as compared with $381.1 million for 2003. As a percentage of revenues, operating costs increased to 64.1% from 63.9% for these periods, primarily due to significantly higher energy costs associated with operating industrial and Specialty Garments laundries as well as our fleet of delivery vehicles. Also, the Textilease industrial laundries, acquired in the first quarter of 2004, generally have higher production costs than the existing UniFirst facilities. The increase in operating costs is also attributable to the Company's closure of a redundant facility during the fiscal year ended August 28, 2004. In connection with its plans to integrate the operations of Textilease, the Company closed its Richmond plant and transferred the operations or the processing of garments to the Richmond plant acquired from Textilease. All costs incurred with the closure of the UniFirst Richmond plant, except the costs associated with the write-down to estimated fair value of certain machinery and equipment which is included in depreciation and amortization, have been recorded as operating costs during the fiscal year ended August 28, 2004. The Company also experienced an overall increase in merchandise costs due to high merchandise amortization recognized for the industrial laundry locations acquired in the Textilease acquisition. This increase in merchandise amortization was partially offset as a result of cost savings realized in MFG as well as improved garment utilization in US and Canadian Rental and Cleaning. In addition, the Company's operating costs increased as a percentage of revenues due to costs recorded in the third and fourth quarters of fiscal 2004 totaling $742 related to the decommissioning of one of the facilities of Specialty Garments.

Selling and administrative expenses. The Company's selling and administrative expenses increased to $149.4 million, or 20.8% of revenues, for 2004 as compared with $127.3 million, or 21.3% of revenues, for 2003. The decline in selling and administrative expenses as a percentage of revenue is due to lower commissions and other selling costs as a result of a decrease in new sales generated by US and Canadian Rental and Cleaning during the fiscal year ended August 28, 2004 as compared to the fiscal year ended August 30, 2003. The Company has also begun to realize synergies in US and Canadian Rental and Cleaning from eliminating redundancies within the sales group from the acquisition of Textilease. The decrease in selling and administrative expenses as a percentage of revenue is partially offset by the continuing rise of health care costs.

Depreciation and amortization. The Company's depreciation and amortization expense increased to $44.9 million, or 6.2% of revenues, for 2004, as compared with $39.7 million, or 6.6% of revenues, for 2003. The increase in depreciation and amortization expense was primarily related to the depreciation and amortization on the tangible and intangible assets acquired from Textilease in US and Canadian Rental and Cleaning and First Aid. The Company also recorded approximately $0.6 million in depreciation expense during the quarter ended May 29, 2004 related to the write-down, to estimated fair value, of certain machinery and equipment at UniFirst Richmond.

Income from operations. The Company's income from operations increased $15.2 million to $64.0 million for the year ended August 28, 2004 as compared with $48.8 million for the year ended August 30, 2003. This increase is primarily due to an increase in income from operations during these periods of $15.5 million in US and Canadian Rental and Cleaning, $4.6 million in MFG, net of intercompany MFG elimination and $1.7 million in First Aid, offset by an increase in loss from operations of $4.4 million in Corporate and lower income from operations of $2.2 million in Specialty Garments. The increase in US and Canadian Rental and Cleaning income from operations is due to increased revenues offset by higher operating costs and higher selling and administrative costs. The reasons for these fluctuations in revenues and cost are primarily related to the Textilease acquisition and other factors discussed above. The increase in income from operations in First Aid is due to a significant increase in revenues related to the acquisition of Textilease. The increase in the loss from operations in Corporate is due primarily to increased payroll and other costs related to the Company's distribution center and corporate offices as a result of the Textilease acquisition. The decrease in income from operations in Specialty Garments is due to minimal revenue growth offset by higher costs as a percentage of revenues. A large portion of this increase in costs is due to the $742 of costs related to the decommissioning of one of the facilities discussed above, increased depreciation expense, as well as higher other selling and administrative and payroll related costs.

Other expense (income). Other expense (income) (interest expense, interest rate swap expense (income) and interest income) was $9.4 million, or 1.3% of revenues, for 2004, as compared with $1.3 million, or 0.2% of revenues, for 2003. The increase in Other expense (income) was a result of the increased interest expense, which includes amortization of deferred financing costs of approximately $2.0 million associated with debt financing obtained in connection with the acquisition of Textilease. This is somewhat offset by an increase in the fair value of a $40 million interest rate swap, which generated $2.0 million of income for the fiscal year ended August 28, 2004, compared to $1.3 million of income for the fiscal year ended August 30, 2003.

Provision for income taxes. The Company's effective income tax rate was 38.5% for each of the fiscal years ended August 28, 2004 and August 30, 2003.

Liquidity and Capital Resources

Shareholders' equity at August 27, 2005 was $412.3 million, or 70.0% of the Company's total capitalization.

General. For the fiscal year ended August 27, 2005, the Company had a net increase in cash and cash equivalents of $0.3 million. The Company completed the fiscal year ended August 27, 2005 with cash and cash equivalents of $4.7 million and working capital of $76.6 million. The Company believes that current cash and cash equivalent balances, cash generated from operations and amounts available under the Company's Amended Credit Agreement (as defined below) will be sufficient to meet the Company's anticipated working capital and capital expenditure requirements for at least the next 12 months.

Sources and uses of cash. During the fiscal year ended August 27, 2005, the Company generated cash primarily from operating activities. The Company's operating activities provided net cash of $72.1 million, resulting primarily from net income of $43.3 million, amounts charged for depreciation and amortization of $43.9 million, increases in accounts payable and accruals of $5.6 million, a net decrease in inventories of $1.6 million, offset primarily by an increase in accounts receivable of $8.4 million, an increase in rental merchandise in service of $8.1 million, and a decrease in accrued and deferred income taxes of $7.1 million. The Company used its cash to, among other things, fund the acquisitions of businesses with an aggregate net purchase price of approximately $16.4 million, fund $53.3 million in capital expenditures to expand and update the Company's facilities, reduce its debt by $2.2 million, and pay approximately $2.6 million in cash dividends to Common and Class B Common shareholders.

Additional cash resources. In connection with the purchase of Textilease, the Company entered into a $285.0 million unsecured revolving credit agreement (the "Credit Agreement"), with a syndicate of banks. The Credit Agreement replaced the Company's previous $125.0 million unsecured revolving credit agreement and, prior to its amendment, was due on the third anniversary of the Closing Date (September 2, 2006).

On June 14, 2004, the Company issued $165.0 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, the Company issued $75 million of notes with a seven year term bearing interest at 5.27% ("Fixed Rate Notes"). The Company also issued $90.0 million of floating rate notes due in ten years ("Floating Rate Notes"). Of the Floating Rate Notes, $75.0 million bear interest at LIBOR plus 70 basis points and may be repaid at face value two years from the date they were issued. The remaining $15.0 million of Floating Rate Notes bear interest at LIBOR plus 75 basis points and can be repaid at face value after one year. The Company also amended its Credit Agreement ("Amended Credit Agreement") to, among other things, reduce the amount available for borrowing thereunder to $125.0 million and to reduce interest rates payable on such borrowings. As amended, loans under the Amended Credit Agreement bear interest at floating rates which vary based on the Company's funded debt ratio. The proceeds from the Fixed Rate Notes and the Floating Rate Notes were used to repay borrowings under the Credit Agreement. At August 27, 2005, the interest rates applicable to the Company's borrowings under the Amended Credit Agreement ranged from LIBOR plus 100 basis points, or 4.57%, to the prime rate, or 6.50%.

The Amended Credit Agreement expires on September 2, 2007. As of August 27, 2005, the maximum line of credit was $125.0 million of which approximately $91.4 million was available for borrowing thereunder. As of such date, the Company had outstanding borrowings of $9.0 million and letters of credit of $24.6 million. Under the Amended Credit Agreement, the Company may borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by the Company. Availability of credit requires compliance with financial and other covenants, including minimum tangible net worth, maximum funded debt ratio, and minimum debt coverage, as defined in the Amended Credit Agreement. Compliance with these financial covenants is tested on a fiscal quarterly basis. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $138.4 million as of August 27, 2005. As of August 27, 2005, the Company was in compliance with all covenants under the Note Agreement and the Amended Credit Agreement.

Commitments and Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Uvalde, Texas, Springfield, Massachusetts, Stockton, California, and three sites related to former operations in Williamstown, Vermont.

In addition, the Company is investigating the extent of environmental contamination and potential exposure at sites it acquired in connection with its acquisition of Textilease, and it is defending against claims concerning alleged environmental conditions with respect to a site once owned by a former subsidiary in Somerville, Massachusetts. The Company has accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. The Company also has potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent order for the Woburn, Massachusetts site discussed above does not define or require any remediation work in the Central Area. The Company has not accrued for this contingency as the Company believes, at this time, the liability is not probable and the amount of such contingent liability can not be reasonably estimated.

We routinely review and evaluate sites that may require remediation and monitoring and determine our estimated costs based on various estimates and assumptions. These estimates are developed using our internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring our sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. We generally use the amount within the range that constitutes our best estimate. When the Company believes that both the amount of a particular liability and the timing of the payments are reliably determinable, it adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discounts the cost to present value using risk-free interest rates ranging from 4% to 5%.

For environmental liabilities that have been discounted, we include interest accretion, based on the effective interest method, within operating costs on the consolidated statement of income. The changes to our environmental liabilities for the years ended August 27, 2005 and August 28, 2004 are as follows (in thousands):

Year ended	August 27, 2005	August 28, 2004
Beginning balance	$8,669	$5,377
Obligations assumed in connection with Textilease acquisition	—	3,200
Costs incurred for which reserves have been provided	(760)	(859)
Insurance proceeds received	161	263
Interest accretion	465	429
Revision in estimates	791	259
Ending balance	$9,326	$8,669

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 27, 2005 for the next five years and thereafter as measured in current dollars are reflected below.

(In thousands)	2006	2007	2008	2009	2010	Thereafter	Total
Estimated costs — current dollars	$ 1,864	$ 1,890	$ 1,793	$ 928	$ 773	$ 9,005	$ 16,253
Estimated insurance proceeds	(247)	(247)	(247)	(266)	(247)	(3,818)	(5,072)
Net anticipated costs	$ 1,617	$ 1,643	$ 1,546	$ 662	$ 526	$ 5,187	$ 11,181
Effect of Inflation							2,971
Effect of Discounting							(4,826)
Balance as of August 27, 2005							$ 9,326

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 27, 2005 the balance in this escrow account, which is held in a trust and is not recorded on the Company's consolidated balance sheet, was approximately $1.7 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.
From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operation of the Company. It is possible, however, that the Company's future financial position and/or results of operations for any particular period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

Other

On September 2, 2003 ("Closing Date"), the Company completed its acquisition of 100% of Textilease. The purchase price of approximately $175.6 million in cash was financed as part of a new $285.0 million unsecured revolving credit agreement ("Credit Agreement"), with a syndicate of banks.

At the time of acquisition, management initiated a plan to integrate certain Textilease facilities into existing operations. The Company included in the purchase price allocation an accrual for exit costs and employee termination benefits in accordance with EITF Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination,* of approximately $6.5 million, which included approximately $3.1 million in severance-related costs for corporate and field employees and $3.4 million in facility closing and lease cancellation costs. As of August 27, 2005, the Company had paid and charged approximately $2.5 million against this accrual for severance-related costs and $0.7 million for facility closing and lease cancellation costs. During the year ended August 28, 2004, the Company reversed approximately $2.0 million of the initial accrual based upon its final analysis of the fair value of the liabilities assumed in connection with the acquisition, with a decrease in goodwill.

The changes in accrual for the fiscal years ended August 28, 2004 and August 27, 2005 are as follows:

	Severance Related Costs	Facility Closing Costs	Total
Balance at August 30, 2003	$ —	$ —	$ —
Initial set-up of liability	3,103	3,401	6,504
Cash payments	(1,815)	(707)	(2,522)
Revisions	—	(1,965)	(1,965)
Balance at August 28, 2004	$ 1,288	$ 729	$ 2,017
Cash payments	(680)	—	(680)
Balance at August 27, 2005	$ 608	$ 729	$ 1,337

As part of the Company's business, the Company regularly evaluates opportunities to acquire other garment service companies. In recent years, the Company has typically paid for acquisitions with cash and may continue to do so in the future. To pay for an acquisition, the Company may use cash on hand, cash generated from operations or borrowings under the Company's Amended Credit Agreement, or the Company may pursue other forms of debt financing. The Company's ability to secure short-term and long-term debt financing in the future will depend on several factors, including the Company's future profitability, the levels of debt and equity and the overall credit and equity market environments.

Contractual Obligations and Other Commercial Commitments

The following information is presented as of August 27, 2005.

	Payments Due by Fiscal Period				
Contractual Obligations	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Private placement	$ 165,000	$ —	$ —	$ —	$ 165,000
Revolving credit agreement	8,950	—	8,950	—	—
Other debt	2,721	1,084	1,138	237	262
Total debt	176,671	1,084	10,088	237	165,262
Operating Leases	9,255	3,781	4,441	1,033	—
Total Contractual Cash Obligations	$ 185,926	$ 4,865	$ 14,529	$ 1,270	$ 165,262

The Company has borrowing capacity of $125.0 million under its Amended Credit Agreement. As of August 27, 2005, approximately $91.4 million was available for borrowing thereunder. Also, as of such date, the Company had outstanding borrowings of $9.0 million included in bank debt in the above schedule and letters of credit of $24.6 million.

Seasonality

Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; the timing of acquisitions and of commencing start-up operations and related costs; the effectiveness of integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of the Company's customers; and price changes in response to competitive factors. In addition, the Company's operating results historically have been lower during the second and fourth fiscal quarters. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods.

Effects of Inflation

In general, management believes that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation, and continued focus on improvements of operational productivity.

Significant increases in energy costs, specifically natural gas and gasoline, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 4% of our total revenue.

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Forward looking statements contained in this annual report are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward looking statements. Such factors include uncertainties regarding the Company's ability to consummate and successfully integrate acquired businesses, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, the Company's ability to compete successfully without any significant degradation in its margin rates, seasonal fluctuations in business levels, uncertainties regarding the price levels of natural gas, electricity, fuel, and labor, the impact of negative economic conditions on the Company's customers and such customer's workforce, the extent of costs necessitated by, and declines in revenues from customers adversely affected by, the recent hurricanes in Florida and the Gulf Coast, the continuing increase in domestic healthcare costs, demand and prices for the Company's products and services, additional professional and internal costs necessary for compliance with recent and proposed future changes in Securities and Exchange Commission (including the Sarbanes-Oxley Act of 2002), New York Stock Exchange, and accounting rules, strikes and unemployment levels, the Company's efforts to evaluate and potentially reduce internal costs, economic and other developments associated with the war on terrorism and its impact on the economy and general economic conditions. When used in this annual report, the words "intend", "anticipate", "believe", "estimate", and "expect" and similar expressions as they relate to the Company are included to identify such forward looking statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Exchange Risk

Management has determined that all of the Company's foreign subsidiaries operate primarily in local currencies that represent the functional currencies of the subsidiaries. All assets and liabilities of foreign subsidiaries are translated into U.S. dollars using the exchange rate prevailing at the balance sheet date. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Income and expense accounts are translated at average exchange rates during the year. As such, the Company's financial condition and operating results are affected by fluctuations in the value of the U.S. dollar as compared to currencies in foreign countries. Revenue denominated in currencies other than the U.S. dollar represented approximately 7% of total consolidated revenues for the year ended August 27, 2005 and 6% for the years ended August 28, 2004 and August 30, 2003. Total assets denominated in currencies other than the U.S. dollar represented approximately 7% of total consolidated assets at August 27, 2005 and August 28, 2004. If exchange rates had changed by 10% from the actual rates in effect during the year ended and as of August 27, 2005, the Company's revenues and assets for the year ended and as of August 27, 2005 would have changed by approximately $5.5 million and $5.2 million, respectively.

The Company does not operate a hedging program to mitigate the effect of a significant rapid change in the value of the Canadian Dollar, Euro, British Pound, or Mexican Peso as compared to the U.S. dollar. Any gains or losses resulting from foreign currency transactions, including exchange rate fluctuations on intercompany accounts are reported as transaction gains (losses) within selling and administrative expenses. The intercompany payables and receivables are denominated in Canadian Dollars, Euros, British Pounds and Mexican Pesos. During the year ended August 27, 2005 transaction gains (losses) included in selling and administrative expenses were not material. If the exchange rates had changed by 10% during the year ended August 27, 2005, the Company would have recognized an exchange gain or loss of approximately $0.1 million.

Interest Rate Risk

The Company is exposed to market risk from changes in interest rates which may adversely affect its financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposures through its regular operating and financing activities. The Company is exposed to interest rate risk primarily through its borrowings under its $125.0 million Amended Credit Agreement with a syndicate of banks and its $90.0 million of Floating Rate Notes with a group of insurance companies. Under both agreements, the Company borrows funds at variable interest rates based on the Eurodollar rate or LIBOR rates. If the LIBOR and Eurodollar rates fluctuated by 10% from the actual rates in effect during the year ended August 27, 2005, interest expense would have fluctuated by approximately $0.3 million from the interest expense recognized for the year ended August 27, 2005.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Statements of Income
UniFirst Corporation and Subsidiaries

Year Ended (In thousands, except per share data)	August 27, 2005	August 28, 2004	August 30, 2003
Revenues	$ 763,842	$ 719,356	$ 596,936
Cost and expenses:			
Operating costs (1)	480,714	461,112	381,098
Selling and administrative expenses (1)	163,189	149,351	127,341
Depreciation and amortization	43,927	44,889	39,659
	687,830	655,352	548,098
Income from operations	76,012	64,004	48,838
Other expense (income):			
Interest expense	8,748	12,522	4,010
Interest income	(1,684)	(1,135)	(1,452)
Interest rate swap income	(223)	(1,981)	(1,292)
	6,841	9,406	1,266
Income before income taxes	69,171	54,598	47,572
Provision for income taxes	25,823	21,020	18,310
Income before cumulative effect of accounting change	43,348	33,578	29,262
Cumulative effect of accounting change (net of income tax benefit of $1,404 in fiscal 2003)	—	—	2,242
Net income	$ 43,348	$ 33,578	$ 27,020
Income per Common share — basic			
Before cumulative effect of an accounting change, net	$ 2.51	$ 1.95	$ 1.71
Cumulative effect of an accounting change, net	—	—	(0.13)
Net income per Common share — basic	$ 2.51	$ 1.95	$ 1.58
Income per Class B Common share — basic			
Before cumulative effect of an accounting change, net	$ 2.01	$ 1.56	$ 1.37
Cumulative effect of an accounting change, net	—	—	(0.10)
Net income per Class B Common share — basic	$ 2.01	$ 1.56	$ 1.27
Income per Common share — diluted			
Before cumulative effect of an accounting change, net	$ 2.24	$ 1.74	$ 1.52
Cumulative effect of an accounting change, net	—	—	(0.12)
Net income per Common share — diluted	$ 2.24	$ 1.74	$ 1.40
Weighted average number of shares outstanding — basic			
Common stock	9,428	9,103	8,992
Class B Common Stock	9,791	10,091	10,190
	19,219	19,194	19,182
Weighted average number of shares outstanding — diluted			
Common stock	19,311	19,258	19,222
Dividends per share			
Common stock	$ 0.15	$ 0.15	$ 0.15
Class B Common Stock	$ 0.12	$ 0.12	$ 0.12

(1) Exclusive of depreciation and amortization

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets
UniFirst Corporation and Subsidiaries

(In thousands, except share data)	August 27, 2005	August 28, 2004
Assets		
Current assets:		
Cash and cash equivalents	$ 4,704	$ 4,436
Receivables, less reserves of $3,179 for 2005 and $2,616 for 2004	78,497	69,471
Inventories	31,021	32,604
Rental merchandise in service	69,808	60,544
Deferred tax assets	8,983	2,753
Prepaid expenses	1,492	1,857
Total current assets	194,505	171,665
Property and equipment:		
Land, buildings and leasehold improvements	260,515	240,018
Machinery and equipment	268,272	258,736
Motor vehicles	76,147	70,048
	604,934	568,802
Less — accumulated depreciation	299,983	280,012
	304,951	288,790
Goodwill	187,793	180,685
Customer contracts, net	50,572	51,572
Other intangible assets, net	5,909	6,301
Other assets	4,575	3,353
	$ 748,305	$ 702,366
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term obligations	$ 1,084	$ 986
Accounts payable	36,720	33,754
Accrued liabilities	76,141	72,824
Accrued income taxes	3,992	6,197
Total current liabilities	117,937	113,761
Long-term obligations, net of current maturities	175,587	177,855
Deferred income taxes	42,439	42,043
Commitments and Contingencies (Note 9)		
Shareholders' equity:		
Preferred stock, $1.00 par value; 2,000,000 shares authorized; none issued	—	—
Common stock, $0.10 par value; 30,000,000 shares authorized; 9,600,838 and 9,276,479 issued in 2005 and 2004, respectively	960	928
Convertible Class B Common Stock, $0.10 par value; 20,000,000 shares authorized; 9,637,110 and 9,929,144 issued in 2005 and 2004, respectively	964	993
Capital surplus	13,462	13,138
Retained earnings	394,910	354,154
Accumulated other comprehensive income (loss)	2,046	(506)
Total shareholders' equity	412,342	368,707
	$ 748,305	$ 702,366

The accompanying notes are an integral part of these consolidated financial statements.

:onsolidated Statements of Shareholders' Equity
JniFirst Corporation and Subsidiaries

n thousands)	Common Shares	Class B Common Shares	Treasury Shares	Common Stock	Class B Common Stock	Treasury Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Equity
·alance, August 31, 2002	10,555	10,205	(1,535)	$ 1,055	$ 1,021	$ (24,756)	$ 12,503	$ 324,553	$ (3,678)	$ 310,698
!et income	—	—	—	—	—	—	—	27,020	—	27,020
oreign Currency translation djustments	—	—	—	—	—	—	—	—	1,904	1,904
'hange in fair value of derivative ıstruments, net of tax	—	—	—	—	—	—	—	—	345	345
omprehensive income										29,269
ıividends	—	—	—	—	—	—	—	(2,572)	—	(2,572)
hares converted	30	(30)	—	3	(3)	—	—	—	—	—
hares repurchased	—	—	(60)	—	—	(1,249)	—	—	—	(1,249)
tock options exercised	14	—	—	2	—	—	190	—	—	192
alance, August 30, 2003	10,599	10,175	(1,595)	$ 1,060	$ 1,018	$ (26,005)	$ 12,693	$ 349,001	$ (1,429)	$ 336,338
'et income	—	—	—	—	—	—	—	33,578	—	33,578
finimum pension liability djustment	—	—	—	—	—	—	—	—	(78)	(78)
oreign Currency translation ljustments	—	—	—	—	—	—	—	—	1,001	1,001
omprehensive income										34,501
ividends	—	—	—	—	—	—	—	(2,579)	—	(2,579)
nares converted	246	(246)	—	25	(25)	—	—	—	—	—
:ock options exercised, including x benefit	26	—	—	2	—	—	445	—	—	447
limination of treasury shares	(1,595)	—	1,595	(159)	—	26,005	—	(25,846)	—	—
alance, August 28, 2004	9,276	9,929	—	$ 928	$ 993	$ —	$ 13,138	$ 354,154	$ (506)	$ 368,707
et income	—	—	—	—	—	—	—	43,348	—	43,348
inimum pension liability ljustment	—	—	—	—	—	—	—	—	(363)	(363)
›reign Currency translation ljustments	—	—	—	—	—	—	—	—	2,915	2,915
omprehensive income										45,900
ividends	—	—	—	—	—	—	—	(2,592)	—	(2,592)
ıares converted	292	(292)		29	(29)	—	—	—	—	—
ock options exercised, including x benefit	32	—	—	3	—	—	324	—	—	327
ılance, August 27, 2005	9,600	9,637	—	$ 960	$ 964	—	$ 13,462	$ 394,910	$ 2,046	$ 412,342

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
UniFirst Corporation and Subsidiaries

Year Ended (In thousands)	August 27, 2005	August 28, 2004	August 30, 2003
Cash flows from operating activities:			
Net income	$ 43,348	$ 33,578	$ 27,020
Adjustments:			
Cumulative effect of accounting change, net	—	—	2,242
Depreciation	37,858	38,539	35,262
Amortization of intangible assets	6,069	6,350	4,397
Amortization of deferred financing costs	695	2,052	—
Accretion on asset retirement obligations	511	431	292
Interest rate swap income	(223)	(1,981)	(1,292)
Changes in assets and liabilities, net of acquisitions:			
Receivables	(8,425)	(1,984)	(3,229)
Inventories	1,583	3,518	(548)
Rental merchandise in service	(8,089)	9,750	(4,225)
Prepaid expenses	365	(615)	(92)
Accounts payable	2,966	(1,654)	13,667
Accrued liabilities	2,607	5,349	(4,982)
Accrued and deferred income taxes	(7,149)	12,725	(7,704)
Net cash provided by operating activities	72,116	106,058	60,808
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(16,380)	(179,972)	(2,785)
Proceeds from sale of linen business	—	4,614	—
Capital expenditures	(53,255)	(30,873)	(37,919)
Other	(803)	(2,218)	8
Net cash used in investing activities	(70,438)	(208,449)	(40,696)
Cash flows from financing activities:			
Proceeds from long term obligations	9,179	351,716	—
Payments on long term obligations	(11,349)	(245,196)	(16,667)
Payment of deferred financing costs	—	(4,540)	—
Repurchase of Common Stock	—	—	(1,249)
Proceeds from exercise of Common Stock options	437	372	192
Payment of cash dividends	(2,592)	(2,579)	(2,572)
Net cash (used in) provided by financing activities	(4,325)	99,773	(20,296)
Effect of exchange rate changes	2,915	1,001	1,904
Net increase (decrease) in cash and cash equivalents	268	(1,617)	1,720
Cash and cash equivalents at beginning of year	4,436	6,053	4,333
Cash and cash equivalents at end of year	$ 4,704	$ 4,436	$ 6,053
Supplemental disclosure of cash flow information:			
Interest paid	$ 7,997	$ 13,841	$ 4,554
Income taxes paid, net of refunds received	$ 32,711	$ 8,571	$ 24,179

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts in thousands, except per share and Common Stock options data)

1. Summary of Significant Accounting Policies

(a) Business Description

UniFirst Corporation (the "Company") is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company designs, manufactures, personalizes, rents, cleans, delivers, and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, jumpsuits, lab coats, smocks and aprons, and also rents industrial wiping products, floor mats, facility service products, other non-garment items, and provides first aid cabinet services and other safety supplies, to a variety of manufacturers, retailers and service companies. The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. As discussed and described in Note 13 to the consolidated financial statements, the Company has five reporting segments, US and Canadian Rental and Cleaning, Manufacturing ("MFG"), Specialty Garments Rental and Cleaning ("Specialty Garments"), First Aid and Corporate. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its industrial laundry operations and the locations related to this reporting segment are referred to as industrial laundries.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Intercompany balances and transactions are eliminated in consolidation.

(c) Foreign Currency Translation

The functional currency of UniFirst's foreign operations is the local country's currency. Transaction gains and losses, including gains and losses on intercompany transactions, are included in selling and administrative expenses, in the accompanying consolidated statements of income. Assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates. Revenues and expenses are translated at the average exchange rates in effect during each month during the fiscal year. The effects of foreign currency translation adjustments are included in shareholders' equity as a component of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets.

The Company reported in selling and administrative expenses, net, foreign currency transaction gains (losses) totaling $(0.2) million, $0.6 million, and $(0.3) million for the fiscal years ended August 27, 2005, August 28, 2004, and August 30, 2003, respectively.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. There have been no changes in judgments or the method of determining estimates that had a material effect on our condensed consolidated financial statements for the periods presented.

(e) Fiscal Year

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2005, fiscal 2004 and fiscal 2003 had 52 weeks.

(f) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and bank short-term investments with maturities of less than ninety days.

(g) Financial Instruments

The Company's financial instruments, which may expose the Company to concentrations of credit risk, include cash and cash equivalents, receivables, accounts payable, notes payable and long-term obligations. Each of these financial instruments is recorded at cost, which approximates its fair value.

(h) Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue from rental operations in the period in which the services are provided. Direct sale revenue is recognized in the period in which the product is shipped. Management judgments and estimates are used in determining the collectability of accounts receivable and evaluating the adequacy of allowance for doubtful accounts. The Company considers specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances as part of its evaluation. Changes in estimates are reflected in the period they become known. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Material changes in its estimates may result in significant differences in the amount and timing of bad debt expense recognition for any given period.

(i) Inventories and Rental Merchandise in Service

Inventories are stated at the lower of cost or market value, net of any reserve for excess and obsolete inventory. Judgments and estimates are used in determining the likelihood that new goods on hand can be sold to customers or used in rental operations. Historical inventory usage and current revenue trends are considered in estimating both excess and obsolete inventories. If actual product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required. The Company uses the first-in, first-out ("FIFO") method to value its inventories. Inventories primarily consist of finished goods.

During the fourth quarter of fiscal 2005, the Company changed its accounting policy for a portion of its inventories from last-in, first-out ("LIFO"), to the first-in, first-out ("FIFO") method of accounting. This change had no impact on the consolidated statements of income for any period presented. The Company believes that the FIFO method is preferable to LIFO because (i) all of the Company's primary competitors currently use the FIFO inventory method, therefore, the change will make the comparison of results among these companies more consistent (ii) the change is consistent with the increased emphasis on consistency between Generally Accepted Accounting Principals ("GAAP") in the United States and International Accounting Standards ("IAS") which provide that the FIFO or weighted average methods are acceptable and does not provide for the use the LIFO method (iii) this change will result in all of the Company's inventories being valued consistently using the FIFO method of accounting and (iv) due to the current low inflation levels, the Company's inventory costs have remained fairly constant and are not expected to increase in the near future. Consistent with Accounting Principles Board ("APB") Opinion No. 20, *Accounting Changes*, the Company has retroactively restated its prior financial statements. The impact of this change increased inventories, accrued income taxes, and retained earnings approximately $1.5 million, $0.6 million, and $0.9 million, respectively, on the August 28, 2004 consolidated balance sheet and increased retained earnings approximately $0.9 million as of August 30, 2003 and August 31, 2002 as presented on the consolidated statements of shareholders' equity.

Rental merchandise in service is being amortized on a straight-line basis over the estimated service lives of the merchandise, which range from 6 to 36 months. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise. Material differences may result in the amount and timing of operating profit for any period if management makes significant changes to these estimates.

(j) Property and Equipment

Property and equipment are recorded at cost. The Company provides for depreciation on the straight-line method based on the following estimated useful lives:

Buildings	30-40 years
Leasehold improvements	Term of lease
Machinery and equipment	3-10 years
Motor vehicles	3-5 years

Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and betterments are capitalized. The Company recorded as depreciation expense $37.9 million, $38.5 million, and $35.3 million for the fiscal years ended August 27, 2005, August 28, 2004, and August 30, 2003, respectively.

In accordance with Statements of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets, including property, plant, and equipment, are evaluated for impairment whenever events and circumstances indicate an asset may be impaired. There have been no material impairments of property, plant and equipment in fiscal 2005, 2004, or 2003.

(k) Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized. SFAS No. 142 requires that companies test goodwill for impairment on an annual basis. In addition, SFAS 142 also requires that companies test goodwill if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit to which goodwill is assigned below its carrying amount. The Company's evaluation considers changes in the operating environment, competitive information, market trends, operating performance and cash flow modeling. Management completes its annual impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill or indefinite-lived intangible assets in fiscal 2005, 2004 or 2003. Future events could cause management to conclude that impairment indicators exist and that goodwill or other intangibles associated with previously acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Definite-lived intangible assets are amortized over useful lives, which are based on management estimates of the period that the assets will generate revenue. Definite-lived intangible assets are also evaluated for impairment in accordance with SFAS 144. There have been no impairments of definite-lived intangible assets in fiscal 2005, 2004, or 2003.

Customer contracts are amortized over their estimated useful lives, and have a weighted average useful life of approximately 14.5 years. Restrictive covenants are amortized over the terms of the respective non-competition agreements, and have a weighted average useful life of approximately 7.9 years. Other intangible assets, net, primarily includes deferred financing costs and trademarks, and have weighted average useful lives of approximately 7.1 years. In accordance with the provisions of SFAS No. 142, the Company does not amortize goodwill. The Company recorded as amortization expense $6.1 million, $6.4 million, and $4.4 million for the fiscal years ended August 27, 2005, August 28, 2004, and August 30, 2003, respectively.

(l) Asset Retirement Obligations

Effective September 1, 2002, the Company adopted the provisions of SFAS No. 143, *Accounting for Asset Retirement Obligation,* which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under this accounting method, the Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company will depreciate, on a straight-line basis, the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty years. The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements.

(m) Insurance

The Company self-insures for certain obligations related to health, workers' compensation, vehicles and general liability programs. The Company also purchases stop-loss insurance policies to protect itself from catastrophic losses. Judgments and estimates are used in determining the potential value associated with reported claims and for events that have occurred, but have not been reported. The Company's estimates consider historical claims experience and other factors. The Company's liabilities are based on estimates, and, while the Company believes that its accruals are adequate, the ultimate liability may be significantly different from the amounts recorded. Changes in claim experience, the Company's ability to settle claims or other estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

(n) Environmental and Other Contingencies

The Company is subject to legal proceedings and claims arising from the conduct of its business operations, including environmental matters, personal injury, customer contract matters and employment claims. Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. The Company records accruals for environmental and other contingencies based on enacted laws, regulatory orders or decrees, the Company's estimates of costs, insurance proceeds, participation by other parties, the timing of payments, and the input of outside consultants and attorneys.

The estimated liability for environmental contingencies has been discounted using risk-free interest rates ranging from 4% to 5% over periods ranging from ten to thirty years. The estimated current costs, net of legal settlements with insurance carriers, have been adjusted for the estimated impact of inflation at 3% per year. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities. Refer to Note 9 of these consolidated financial statements for additional discussion and analysis.

(o) Pensions

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

(p) Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes.* Deferred income taxes are provided for temporary differences between the amounts recognized for income tax and financial reporting purposes at currently enacted tax rates. The Company computes income tax expense by jurisdiction based on its operations in each jurisdiction.

The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves for probable exposures.

(q) Advertising Costs

Advertising costs are expensed as incurred and are classified as sales and administrative expenses. The Company incurred advertising costs of $1.7 million, $1.5 million, and $1.2 million for the fiscal years ended August 27, 2005, August 28, 2004, and August 30, 2003, respectively.

(r) Net Income Per Share

In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 03-6, *Participating Securities and the Two-Class Method under FAS 128.* EITF Issue No. 03-6 provides guidance in determining when the two-class method, as defined in SFAS No. 128, *Earnings per Share,* must be utilized in calculating earnings per share. The Company was required to adopt EITF Issue No. 03-6 in the quarter ended August 28, 2004 and to apply the provisions of EITF Issue No. 03-6 retroactively to all periods presented. The Common Stock of the Company has a 25% dividend preference to the Class B Common Stock. The Class B Common Stock, which has ten votes per share as opposed to one vote per share for the Common Stock, is not freely transferable but may be converted at any time on a one-for-one basis into Common Stock at the option of the holder of the Class B Common Stock. EITF Issue No. 03-6 requires the income per share for each class of common stock to be calculated assuming 100% of the Company's earnings are distributed as dividends to each class of common stock based on their respective dividend rights, even though the Company does not anticipate distributing 100% of its earnings as dividends. The effective result of EITF Issue No. 03-6 is that the earnings per share for the Common Stock will be 25% greater than the earnings per share of the Class B Common Stock.

Basic earnings per share for the Company's Common Stock and Class B Common Stock is calculated by dividing net income allocated to Common Stock and Class B Common Stock by the weighted average number of shares of Common Stock and Class B Common Stock outstanding, respectively. Diluted earnings per share for the Company's Common Stock assumes the conversion of all the Company's Class B Common Stock into Common Stock and the exercise of outstanding stock options under the Company's stock based employee compensation plans.

For the basic earnings per share calculation, net income available to the Company's shareholders is allocated among the Company's two classes of common stock; Common Stock and Class B Common Stock. The allocation among each class was based upon the two-class method. The following table shows how net income is allocated using this method:

Year ended	**August 27, 2005**	**August 28, 2004**	**August 30, 2003**
Net income available to shareholders	$ 43,348	$ 33,578	$ 27,020
Allocation of net income for Basic:			
Common Stock	$ 23,677	$ 17,796	$ 14,171
Class B Common Stock	19,671	15,782	12,849
	$ 43,348	$ 33,578	$ 27,020

The diluted earnings per share calculation assumes the conversion of all the Company's Class B Common Stock into Common Stock, so no allocation of earnings to Class B Common Stock is required.

The following table illustrates the weighted average number of Common and Class B Common shares outstanding during the year and is utilized in the calculation of earnings per share:

Year ended	August 27, 2005	August 28, 2004	August 30, 2003
Weighted average number of Common shares — basic	9,428	9,103	8,992
Add: effect of dilutive potential common shares — employee Common Stock options	92	64	40
Add: effect assuming conversion of Class B Common shares into Common Stock	9,791	10,091	10,190
Weighted average number of Common shares — diluted	19,311	19,258	19,222
Weighted average number of Class B Common shares — basic	9,791	10,091	10,190

(s) Stock Based Compensation

The Company has stock-based employee compensation plans which are described in Note 10 to the consolidated financial statements. The Company uses the intrinsic value method to account for the plans under APB No. 25, *Accounting for Stock Issued to Employees,* under which no compensation cost has been recognized related to stock option grants. The Company has adopted the disclosure provisions of SFAS No. 148 *Accounting for Stock-Based Compensation — Transition and Disclosure*. Had compensation cost for this plan been determined consistent with SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the following periods:

Year ended	August 27, 2005	August 28, 2004	August 30, 2003
Income before cumulative effect of accounting change	$ 43,348	$ 33,578	$ 29,262
Less: pro forma compensation expense, net of tax	(308)	(246)	(171)
Pro forma income before cumulative effect of accounting change	43,040	33,332	29,091
Cumulative effect of accounting change, net of tax	—	—	(2,242)
Pro forma net income	$ 43,040	$ 33,332	$ 26,849
As Reported Per Share Amounts:			
Basic net income per weighted average Common share:			
Income before cumulative effect of accounting change	$ 2.51	$ 1.95	$ 1.71
Cumulative effect of accounting change, net of tax	—	—	(0.13)
Net income per Common share	$ 2.51	$ 1.95	$ 1.58
Basic net income per weighted average Class B Common share:			
Income before cumulative effect of accounting change	$ 2.01	$ 1.56	$ 1.37
Cumulative effect of accounting change, net of tax	—	—	(0.10)
Net income per Class B Common share	$ 2.01	$ 1.56	$ 1.27
Diluted net income per weighted average Common share:			
Income before cumulative effect of accounting change	$ 2.24	$ 1.74	$ 1.52
Cumulative effect of accounting change, net of tax	—	—	(0.12)
Net income per Common share	$ 2.24	$ 1.74	$ 1.40
Pro-Forma Per Share Amounts:			
Basic net income per weighted average Common share:			
Pro forma income before cumulative effect of accounting change	$ 2.49	$ 1.94	$ 1.70
Cumulative effect of accounting change, net of tax	—	—	(0.13)
Pro forma net income per Common share	$ 2.49	$ 1.94	$ 1.57
Basic net income per weighted average Class B Common share:			
Pro forma income before cumulative effect of accounting change	$ 1.99	$ 1.55	$ 1.36
Cumulative effect of accounting change, net of tax	—	—	(0.10)
Pro forma net income per Class B Common share	$ 1.99	$ 1.55	$ 1.26
Diluted net income per weighted average Common share:			
Pro forma income before cumulative effect of accounting change	$ 2.23	$ 1.73	$ 1.51
Cumulative effect of accounting change, net of tax	—	—	(0.12)
Pro forma net income per Common share	$ 2.23	$ 1.73	$ 1.39

As prescribed by SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used:

	2005	2004	2003
Risk-free interest rate	4.13%	4.32%	4.00%
Expected dividend yield	0.76%	1.00%	1.00%
Expected life in years	7.5	10	10
Expected volatility	38%	30%	30%

The weighted average fair values of options granted during fiscal years 2005, 2004 and 2003 were $12.47, $11.90 and $8.63, respectively.

(t) Reclassifications

Certain amounts in prior years have been reclassified to conform with current year presentation. These reclassifications did not impact current or historical net income or shareholders' equity and were not material.

(u) Recent Accounting Pronouncements

On October 13, 2004, the FASB concluded that SFAS No. 123R, *Share Based Payments,* which would require companies to measure compensation cost for all share-based payments, including employee stock options. SFAS No. 123R was originally effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005, however SFAS No. 123R was deferred and is now effective for the first fiscal year beginning after June 15, 2005. As a result, the new standard will be effective for, and adopted by, the Company beginning August 28, 2005. In March 2005, the SEC issued SAB No. 107 regarding the SEC's interpretation of SFAS No. 123R and the valuation of share-based payments for public companies. The Company is evaluating the requirements of SFAS No. 123R and SAB No. 107. The Company believes the impact of adopting SFAS No. 123R will not have a material impact on the results of operations of the Company. See Note 1(s) to these consolidated financial statements for further discussion regarding stock based compensation.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs -- an amendment of ARB No. 43, Chapter 4.* SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials be recognized as current period charges. Further, SFAS No. 151 requires the allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application of the provisions of SFAS No. 151 is permitted for costs incurred after this statement was issued, but not required. The Company believes the impact of adopting SFAS No. 151 will not have a material impact on the results of operations of the Company.

2. Acquisitions

On September 2, 2003 ("Closing Date"), the Company completed its acquisition of 100% of Textilease Corporation ("Textilease"). The purchase price of approximately $175.6 million in cash was financed as part of a new $285.0 million unsecured revolving credit agreement ("Credit Agreement"), with a syndicate of banks. The Credit Agreement, completed on the Closing Date, replaced the Company's previous $125.0 million unsecured revolving credit agreement which was due on the third anniversary of the Closing Date (September 2, 2006). Please see Note 4 – Long Term Obligations. Availability of credit required compliance with financial and other covenants, including maximum leverage, minimum fixed charge coverage, and minimum tangible net worth, as defined in the Credit Agreement. Textilease, headquartered in Beltsville, Maryland, had fiscal year 2002 revenues of approximately $95.0 million. It serviced over 25,000 uniform and textile products customers from 12 locations in six southeastern states, and also serviced a wide range of large and small first-aid service customers from additional specialized facilities. Textilease's operating results have been included in the Company's consolidated operating results since September 2, 2003.

The following is the final allocation of the fair values of the assets acquired and liabilities assumed at the date of acquisition. The Company engaged a third party to appraise the fair value of the acquired tangible and intangible assets. The third party has completed its appraisal and the purchase price allocation below reflects the appraised values of acquired tangible and intangible assets. The Company has also completed its analysis of the fair values of the liabilities assumed in connection with the acquisition, including certain liabilities that qualify for recognition under EITF Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination.*

Assets:	
Current assets	$ 33,400
Property and equipment	21,557
Goodwill	115,413
Intangible assets subject to amortization (estimated fifteen year weighted-average useful life):	40,060
Other assets	109
Total assets acquired	$ 210,539
Liabilities:	
Current liabilities	$ 16,938
Deferred compensation	5,249
Deferred income taxes	10,719
Long-term debt	2,005
Total liabilities assumed	$ 34,911
Net assets acquired	$ 175,628

Subsequent to the Closing Date but prior to the end of the purchase price allocation period, the Company sold a portion of the linen businesses acquired from Textilease for approximately $4.6 million in cash. The Company allocated the proceeds of these sales as a reduction in merchandise in service, an increase to deferred tax liabilities, and a net reduction in goodwill of $2.3 million. This sale of the linen businesses acquired did not result in any gain or loss recorded on the Company's consolidated statement of income.

The $115.4 million of goodwill as of August 28, 2004 has been assigned to the Company's US Rental and Cleaning operating segment. This operating segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States. Refer to Note 13 for further discussion of the Company's operating segments. None of the goodwill is expected to be deductible for income tax purposes. At the time of acquisition, management initiated a plan to integrate certain Textilease facilities into existing operations. Included in the purchase price allocation is an accrual for exit costs and employee termination benefits in accordance with EITF Issue No. 95-3 of approximately $6.5 million, which included approximately $3.1 million in severance-related costs for corporate and field employees and $3.4 million in facility closing and lease cancellation costs. As of August 27, 2005, the Company paid and charged approximately $2.5 million against this accrual for severance-related costs and $0.7 million for facility closing and lease cancellation costs. During the year ended August 28, 2004, the Company reversed approximately $2.0 million of the initial accrual based upon its final analysis of the fair value of the liabilities assumed in connection with the acquisition, with a decrease in goodwill. The changes in accrual for the fiscal years ended August 28, 2004 and August 27, 2005 are as follows:

	Severance Related Costs	Facility Closing Costs	Total
Balance at August 30, 2003	$ —	$ —	$ —
Initial set-up of liability	3,103	3,401	6,504
Cash payments	(1,815)	(707)	(2,522)
Revisions	—	(1,965)	(1,965)
Balance at August 28, 2004	$ 1,288	$ 729	$ 2,017
Cash payments	(680)	—	(680)
Balance at August 27, 2005	$ 608	$ 729	$ 1,337

Supplemental Pro Forma Information

The unaudited pro forma combined condensed statements of income for the fiscal year ended August 30, 2003 gives effect to the acquisition of Textilease and related financing as if the Textilease acquisition and the related financing had occurred on August 31, 2002. The unaudited pro forma combined condensed statements of income for the fiscal year ended August 30, 2003, include the consolidated statements of income of UniFirst for the fiscal year ended August 30, 2003, and the unaudited statements of operations of Textilease for the twelve months ended June 30, 2003, and pro forma adjustments to reflect the Textilease acquisition and the related financing. Textilease previously had a fiscal year ending on December 31.

The pro forma adjustments include additional interest expense of approximately $5.9 million for the fiscal year ended August 30, 2003, related to the debt used to finance the acquisition, additional depreciation and amortization of approximately $2.1 million for the fiscal year ended August 30, 2003, related to the estimated increase to the fair value of property and equipment and intangible assets and the related income tax effects of approximately $3.2 million for the fiscal year ended August 30, 2003.

The unaudited pro forma combined condensed statements of income are not necessarily indicative of the financial results that would have occurred if the Textilease acquisition and the related financing had been consummated on August 31, 2002, nor are they necessarily indicative of the financial results which may be attained in the future.

The unaudited pro forma combined condensed statement of income for the year ended August 30, 2003 is based upon available information and certain assumptions that UniFirst's management believes are reasonable. The Textilease acquisition was accounted for using the purchase method of accounting.

Year ended	**August 30, 2003 (Pro Forma)**
Revenues	$ 691,937
Income before cumulative effect of accounting change	$ 26,796
Cumulative effect of accounting change, net of tax	2,242
Net income	$ 24,554
Basic net income per weighted average Common share, as reported:	
Income before cumulative effect of accounting change	$ 1.56
Cumulative effect of accounting change, net of tax	(0.13)
Net income per Common share	$ 1.43
Basic net income per weighted average Class B Common share, as reported:	
Income before cumulative effect of accounting change	$ 1.25
Cumulative effect of accounting change, net of tax	(0.10)
Net income per Class B Common share	$ 1.15
Diluted net income per weighted average Common share, as reported:	
Income before cumulative effect of accounting change	$ 1.39
Cumulative effect of accounting change, net of tax	(0.12)
Net income per Common share	$ 1.27

During the fiscal year ended August 27, 2005, the Company completed seventeen acquisitions. The aggregate purchase price for these acquisitions was approximately $16.4 million, net of liabilities assumed of approximately $0.4 million. During the fiscal year ended August 28, 2004, the Company completed seven acquisitions, other than Textilease. The aggregate purchase price of these acquisitions was approximately $4.4 million, net of debt assumed of $0.4 million. The results of operations of these acquisitions have been included on the Company's consolidated financial statements since their respective acquisition dates. None of these acquisitions were significant, individually or in the aggregate, in relation to the Company's consolidated financial statements and, therefore, pro forma financial information has not been presented.

Aggregate information relating to the acquisition of businesses which were accounted for as purchases is as follows:

Year ended	August 27, 2005	August 28, 2004	August 30, 2003
Tangible assets acquired	$ 2,690	$ 56,079	$ 598
Intangible assets and goodwill acquired	14,112	159,204	2,479
Liabilities assumed	(422)	(35,311)	(292)
Acquisition of businesses, net of cash acquired	$ 16,380	$ 179,972	$ 2,785

Tangible assets acquired primarily relate to cash, accounts receivable, inventory and property, plant and equipment. Liabilities assumed primarily relate to accounts payable, accrued liabilities, and deferred taxes payable.

The following are the intangible assets and goodwill acquired for the years ended August 27, 2005 and August 28, 2004, and the respective periods over which the assets will be amortized on a straight-line basis:

Year ended	August 27, 2005	August 28, 2004	Life in Years
Goodwill	$ 8,814	$ 118,077	N/A
Customer contracts	3,844	39,823	10-15
Covenants not to compete	904	174	3-5
Other intangible assets	550	1,130	8
Total intangible assets and goodwill acquired	$ 14,112	$ 159,204	

The amount assigned to intangible assets acquired was based on their respective fair values determined as of the acquisition date. The excess of the purchase price over the tangible and intangible assets was recorded as goodwill, of which 100% was allocated to the US and Canadian Rental and Cleaning segment for both 2005 and 2004. In accordance with SFAS No. 142, the goodwill is not being amortized and will be tested for impairment as required at least annually.

3. Income Taxes

The provision for income taxes consists of the following:

Year ended	August 27, 2005	August 28, 2004	August 30, 2003
Current:			
Federal	$ 23,121	$ 14,928	$ 14,076
Foreign	2,314	2,173	2,142
State	2,906	1,957	2,026
	$ 28,341	$ 19,058	$ 18,244
Deferred:			
Federal	$ (2,012)	$ 1,528	$ 60
Foreign	(178)	259	—
State	(328)	175	6
	$ (2,518)	$ 1,962	$ 66
	$ 25,823	$ 21,020	$ 18,310

The following table reconciles the provision for income taxes using the statutory federal income tax rate to the actual provision for income taxes:

	August 27, 2005	August 28, 2004	August 30, 2003
Income taxes at the statutory federal income tax rate	$ 24,210	$ 19,109	$ 16,650
State income taxes	1,679	1,408	1,315
Permanent and other	434	503	345
Reduction of tax reserves	(500)	—	—
	$ 25,823	$ 21,020	$ 18,310

In the year ending August 27, 2005, the Company recorded a $0.5 million credit to income taxes related to the reduction of tax-related reserves that were no longer required.

The tax effect of items giving rise to the Company's deferred tax (assets) liabilities is as follows:

Year ended	August 27, 2005	August 28, 2004	August 30, 2003
Rental merchandise in service	$ 12,765	$ 15,738	$ 8,612
Tax in excess of book depreciation	30,206	29,612	25,730
Purchased intangible assets	14,694	13,866	—
Accruals and other	(24,209)	(19,926)	(14,885)
Net deferred tax liabilities	$ 33,456	$ 39,290	$ 19,457

The Company has evaluated its deferred tax assets and believes that they will be fully recovered. As a result, the Company has not established a valuation allowance.

4. Long-Term Obligations

Long-term obligations outstanding on the accompanying consolidated balance sheets are as follows:

	August 27, 2005	August 28, 2004
Series A, fixed rate notes due June 2011 bearing interest at 5.27%	$ 75,000	$ 75,000
Series B, floating rate notes due June 2014 bearing interest at LIBOR plus 70 basis points (4.10%)	75,000	75,000
Series C, floating rate notes due June 2014 bearing interest at LIBOR plus 75 basis points (4.15%)	15,000	15,000
Unsecured revolving credit agreement with a syndicate of banks, weighted-average interest rates of 5.43% and 2.84% at August 27, 2005 and August 28, 2004, respectively	8,950	10,560
Other	2,721	3,281
	176,671	178,841
Less — current maturities	1,084	986
	$ 175,587	$ 177,855

Aggregate current maturities of long-term obligations for the five fiscal years subsequent to August 27, 2005 and thereafter are as follows:

Fiscal year ending August:	
2006	$ 1,084
2007	602
2008	9,486
2009	173
2010	64
Thereafter	165,262
Total	$ 176,671

In connection with the purchase of Textilease, the Company entered into a $285.0 million unsecured revolving credit agreement ("Credit Agreement"), with a syndicate of banks. The Credit Agreement replaced the Company's previous $125.0 million unsecured revolving credit agreement and, prior to its amendment, was due on the third anniversary of the Closing Date (September 2, 2006). On June 14, 2004, the Company issued $165.0 million of fixed and floating rate notes pursuant to a Note Purchase Agreement ("Note Agreement"). Under the Note Agreement, the Company issued $75.0 million of notes with a seven year term (June 2011) bearing interest at 5.27% ("Fixed Rate Notes"). The Company also issued $90.0 million of floating rate notes due in ten years (June 2014) ("Floating Rate Notes"). Of the Floating Rate Notes, $75.0 million bear interest at LIBOR plus 70 basis points and may be repaid at face value two years from the date they are issued. The remaining $15.0 million of Floating Rate Notes bear interest at LIBOR plus 75 basis points and can be repaid at face value after one year. The Company also amended its Credit Agreement ("Amended Credit Agreement") to, among other things, reduce the amount available for borrowing thereunder to $125.0 million and to reduce interest rates payable on such borrowings. As amended, loans under the Amended Credit Agreement bear interest at floating rates which vary based on the Company's funded debt ratio. The proceeds from the Fixed Rate Notes and the Floating Rate Notes were used to repay borrowings under the Credit Agreement. At August 27, 2005, the interest rates applicable to the Company's borrowings under the Amended Credit Agreement ranged from LIBOR plus 100 basis points, or 4.57%, to the prime rate, or 6.50%.

The Amended Credit Agreement expires on September 2, 2007. As of August 27, 2005, the maximum line of credit was $125.0 million of which approximately $91.4 million was available for borrowing thereunder. As of such date, the Company had outstanding borrowings of $9.0 million and outstanding letters of credit of $24.6 million. Under the Amended Credit Agreement, the Company may borrow funds at variable interest rates based on the Eurodollar rate or the bank's prime rate, as selected by the Company. Availability of credit requires compliance with financial and other covenants, including minimum tangible net worth, maximum funded debt ratio, and minimum debt coverage, as defined in the Amended Credit Agreement. Compliance with these financial covenants is generally tested on a fiscal quarterly basis. Under the most restrictive of these provisions, the Company was required to maintain minimum consolidated tangible net worth of $138.4 million as of August 27, 2005. As of August 27, 2005, the Company was in compliance with all covenants under the Note Agreement and the Amended Credit Agreement.

5. Derivative Instruments and Hedging Activities

The Company accounts for interest rate swap agreements in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. In October 1999, the Company entered into an interest rate swap agreement with a notional amount of $40.0 million (the "$40.0 million SWAP"), which matured on October 13, 2004. Under the agreement, the Company paid a fixed rate of 6.38% and receives a variable rate tied to the three month LIBOR rate. On October 15, 2002, the bank had the option to terminate the $40.0 million SWAP without further obligation to make payments to the Company. The bank did not exercise the option. Due to the existence of this termination option, the $40.0 million SWAP did not meet the criteria to qualify as a cash flow hedge under SFAS No. 133. Accordingly, the Company has recorded, in the interest rate swap income line item of its consolidated statements of income, income of $0.2 million, $2.0 million, and $1.3 million for the fiscal years ended August 27, 2005, August 28, 2004, and August 30, 2003, respectively, for the changes in the fair value of $40.0 million SWAP. As of August 28, 2004, $0.2 million of interest rate swap related liabilities is included in accrued liabilities in the accompanying consolidated balance sheet.

In June 2001, the Company entered into a second interest rate swap agreement with a notional amount of $20.0 million (the "$20.0 million SWAP"), which matured June 5, 2003. Under the agreement, the Company paid a fixed rate of 4.69% and received a variable rate tied to the three month LIBOR rate. At maturity, the applicable variable rate was 1.34%. The $20.0 million SWAP met the required criteria as defined in SFAS No. 133 for hedge accounting. Accordingly, the Company has recorded, through the other comprehensive loss section of shareholders' equity, income of $0.3 million, net of tax of $0.2 million for the fiscal year ended August 30, 2003.

6. Employee Benefit Plans

Defined Contribution Retirement Savings Plan

The Company has a defined contribution retirement savings plan with a 401(k) feature for all eligible employees not under collective bargaining agreements. The Company matches a portion of the employee's contribution and can make an additional contribution at its discretion. Contributions charged to expense under the plan were $7.9 million in 2005, $7.3 million in 2004 and $5.9 million in 2003.

Pension Plans and Supplemental Executive Retirement Plans

The Company accounts for its pension plans and Supplemental Executive Retirement Plan in accordance with SFAS No. 87, *Employer's Accounting for Pensions*. Under SFAS No. 87, pension expense is recognized on an accrual basis over employees' estimated service periods. Pension expense calculated under SFAS No. 87 is generally independent of funding decisions or requirements.

The Company maintains an unfunded Supplemental Executive Retirement Plan ("SERP") for certain eligible employees of the Company. The benefits are based on the employee's compensation upon retirement. The amount charged to expense related to this plan amounted to approximately $0.5 million, $0.4 million, and $0.4 million in 2005, 2004, and 2003, respectively. The Company had accrued liabilities related to this plan of approximately $3.3 million at August 27, 2005.

The Company maintains a non-contributory defined pension plan ("UniFirst Plan") covering union employees at one of its locations. The benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amount charged to expense related to this plan amounted to approximately $0.2 million in each of the fiscal years ended 2005, 2004, and 2003. The Company had accrued liabilities related to this plan of approximately $0.2 million at August 27, 2005.

In connection with the acquisition of Textilease in fiscal year 2004, the Company assumed liabilities related to a frozen pension plan covering many former Textilease employees ("Textilease Plan"). The pension benefits are based on years of service and the employee's compensation. The plan assets primarily consist of fixed income and equity securities. The amount charged to expense related to this plan amounted to approximately $0.1 million and $0.2 million in 2005 and 2004, respectively. The Company had accrued liabilities related to this plan of approximately $1.0 million at August 27, 2005.

The Company's obligations and funded status related to its pension and SERP retirement plans as of August 27, 2005 were as follows:

	Textilease Plan	UniFirst Plan	SERP
Change in benefit obligation:			
Projected benefit obligation, beginning of year	$ 2,526	$ 2,415	$ 4,209
Service cost	—	111	139
Interest cost	149	138	246
Actuarial (gain) loss	204	25	188
Benefits paid	(313)	(80)	(205)
Projected benefit obligation, end of year	$ 2,566	$ 2,609	$ 4,577
Change in plan assets:			
Fair value of plan assets, beginning of year	$ 1,246	$ 1,965	$ —
Actual return on plan assets	85	152	—
Employer contributions	516	410	205
Benefits paid	(313)	(80)	(205)
Fair value of plan assets, end of year	$ 1,534	$ 2,447	$ —
Funded status:	$ (1,032)	$ (162)	$ (4,577)
Unrecognized prior service cost	—	206	28
Unrecognized actuarial loss	196	245	1,229
Net amount recognized	$ (836)	$ 289	$ (3,320)

The amounts recorded on the consolidated balance sheet as of August 27, 2005 are as follows:

	Textilease Plan	UniFirst Plan	SERP
Intangible assets	$ —	$ 206	$ —
Accrued liabilities	(1,032)	(162)	(3,320)
Accumulated other comprehensive income	196	245	—
Net amount recognized	$ (836)	$ 289	$ (3,320)

The components of net periodic benefit cost for the year ended August 27, 2005 were as follows:

	Textilease Plan	UniFirst Plan	SERP
Service cost	$ —	$ 111	$ 139
Interest cost	149	138	246
Expected return on assets	(104)	(107)	—
Amortization of prior service cost	—	17	67
Amortization of unrecognized (gain) loss	—	3	52
Other	13	—	—
Net periodic benefit cost	$ 58	$ 162	$ 504

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

As of August 27, 2005, the accumulated benefit obligation for the Textilease Plan, UniFirst Plan, and SERP was $2.6 million, $2.6 million, and $3.3 million, respectively.

The assumptions used in calculating our projected benefit obligation and net periodic service cost as of, and for the year ended, August 27, 2005, were as follows:

	Textilease Plan	UniFirst Plan	SERP
Discount rate	5.75%	5.75%	6.00%
Expected return on plan assets	8.00%	5.00%	N/A

7. Goodwill and Other Intangible Assets

Under SFAS No. 142, goodwill is no longer amortized, but reviewed annually, or more frequently if certain indicators arise, for impairment. There were no impairment losses related to goodwill or intangible assets during the years ended August 27, 2005, August 28, 2004, and August 30, 2003.

The changes in the carrying amount of goodwill are as follows:

Balance as of August 30, 2003	$ 62,608
Goodwill acquired during the period	118,077
Balance as of August 28, 2004	$ 180,685
Goodwill acquired during the period	8,814
Change in purchase accounting estimates from acquisitions in prior years	(1,933)
Effect of foreign currency translation	213
Other	14
Balance as of August 27, 2005	$ 187,793

As of August 27, 2005, the Company has allocated $183.9 million and $3.9 million to its US and Canadian Rental and Cleaning and Specialty Garments segments, respectively. The change in the purchase accounting estimates from acquisitions in prior years primarily relates to revisions of tax estimates.

Intangible assets, net on the Company's accompanying consolidated balance sheets are as follows:

August 27, 2005	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer contracts	$ 93,625	$ 43,053	$ 50,572
Restrictive covenants	17,688	15,375	2,313
Other intangible assets	6,069	2,473	3,596
	$ 117,382	$ 60,901	$ 56,481

August 28, 2004	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer contracts	$ 89,656	$ 38,084	$ 51,572
Restrictive covenants	16,661	14,478	2,183
Other intangible assets	5,510	1,392	4,118
	$ 111,827	$ 53,954	$ 57,873

Estimated amortization expense for the five fiscal years subsequent to August 27, 2005 and thereafter, based on intangible assets, net as of August 27, 2005 is as follows:

2006	$ 6,522
2007	6,349
2008	5,563
2009	5,398
2010	5,140
Thereafter	27,509
	$ 56,481

8. Accrued Liabilities

Accrued liabilities on the accompanying consolidated balance sheets consists of the following:

	August 27, 2005	August 28, 2004
Payroll related	$ 25,877	$ 25,477
Insurance related	22,178	20,285
Environmental related	9,326	8,669
Asset retirement obligations	6,918	7,446
Acquisition related	1,337	2,017
Other	10,505	8,930
	$ 76,141	$ 72,824

9. Commitments and Contingencies

Lease Commitments

The Company leases certain buildings from independent parties. Total rent expense on all leases was $6.1 million, $6.6 million, and $3.3 million in fiscal 2005, 2004, and 2003, respectively. Annual minimum lease commitments for the five years subsequent to August 27, 2005 and thereafter are as follows:

2006	$ 3,781
2007	2,633
2008	1,808
2009	781
2010	252
Thereafter	—
	$ 9,255

Environmental and Legal Contingencies

The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has, through the years, taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future.

Accounting principles generally accepted in the United States require that a liability for contingencies be recorded when it is probable that a liability has occurred and the amount of the liability can be reasonably estimated. Significant judgment is required to determine the existence of a liability, as well as the amount to be recorded. The Company regularly consults with attorneys and outside consultants to ensure that all of the relevant facts and circumstances are considered, before a contingent liability is recorded. Changes in enacted laws, regulatory orders or decrees, management's estimates of costs, insurance proceeds, participation by other parties, the timing of payments and the input of outside consultants and attorneys based on changing legal or factual circumstances could have a material impact on the amounts recorded for environmental and other contingent liabilities.

Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on, or in, or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits. The Company continues to address environmental conditions under terms of consent orders negotiated with the applicable environmental authorities or otherwise with respect to sites located in or related to Woburn, Massachusetts, Uvalde, Texas, Springfield, Massachusetts, Stockton, California, and three sites related to former operations in Williamstown, Vermont.

In addition, the Company is investigating the extent of environmental contamination and potential exposure at sites it acquired in connection with its acquisition of Textilease, and it is defending against claims concerning alleged environmental conditions with respect to a site once owned by a former subsidiary in Somerville, Massachusetts. The Company has accrued certain costs related to the sites described above as it has been determined that the costs are probable and can be reasonably estimated. The Company also has

potential exposure related to an additional parcel of land (the "Central Area") related to the Woburn, Massachusetts site discussed above. Currently, the consent order for the Woburn, Massachusetts site discussed above does not define or require any remediation work in the Central Area. The Company has not accrued for this contingency as the Company believes, at this time, the liability is not probable and the amount of such contingent liability can not be reasonably estimated.

The Company routinely reviews and evaluates sites that may require remediation and monitoring and determines its estimated costs based on various estimates and assumptions. These estimates are developed using its internal sources or by third party environmental engineers or other service providers. Internally developed estimates are based on:

- Management's judgment and experience in remediating and monitoring the Company's sites;
- Information available from regulatory agencies as to costs of remediation and monitoring;
- The number, financial resources and relative degree of responsibility of other potentially responsible parties (PRPs) who may be liable for remediation and monitoring of a specific site; and
- The typical allocation of costs among PRPs.

There is usually a range of reasonable estimates of the costs associated with each site. The Company uses the amount within the range that constitutes its best estimate. Where it believes that both the amount of a particular liability and the timing of the payments are reliably determinable, the Company adjusts the cost in current dollars using a rate of 3% for inflation until the time of expected payment and discount the cost to present value using risk-free rates of interest ranging from 4% to 5%.

For environmental liabilities that have been discounted, the Company includes interest accretion, based on the effective interest method, in operating costs on the consolidated statements of income. The changes to our environmental liabilities for the years ended August 27, 2005 and August 28, 2004 are as follows (in thousands):

Year ended	August 27, 2005	August 28, 2004
Beginning balance	$ 8,669	$ 5,377
Obligations assumed in connection with Textilease acquisition	—	3,200
Costs incurred for which reserves have been provided	(760)	(859)
Insurance proceeds received	161	263
Interest accretion	465	429
Revisions in estimates	791	259
Ending balance	$ 9,326	$ 8,669

Estimated insurance proceeds are primarily received from an annuity received as part of a legal settlement with an insurance company. Annual proceeds of approximately $0.3 million are deposited into an escrow account which funds remediation and monitoring costs for three sites related to former operations in Williamstown, Vermont. Annual proceeds received but not expended in the current year accumulate in this account and may be used in future years for costs related to this site through the year 2027. As of August 27, 2005 the balance in this escrow account, which is held in a trust and is not recorded on the Company's consolidated balance sheet, was approximately $1.7 million. Also included in estimated insurance proceeds are amounts the Company is entitled to receive pursuant to legal settlements as reimbursements from three insurance companies for estimated costs at the site in Uvalde, Texas.

Anticipated payments and insurance proceeds of currently identified environmental remediation liabilities as of August 27, 2005 for the next five years and thereafter as measured in current dollars are reflected below.

	2006	2007	2008	2009	2010	Thereafter	Total
Estimated costs — current dollars	$ 1,864	$ 1,890	$ 1,793	$ 928	$ 773	$ 9,005	$ 16,253
Estimated insurance proceeds	(247)	(247)	(247)	(266)	(247)	(3,818)	(5,072)
Net anticipated costs	$ 1,617	$ 1,643	$ 1,546	$ 662	$ 526	$ 5,187	$ 11,181
Effect of Inflation							2,971
Effect of Discounting							(4,826)
Balance as of August 27, 2005							$ 9,326

The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission ("NRC"), or, in certain cases, by the applicable state agency, and are subject to regulation by federal, state and local authorities. There can be no assurance that such regulation will not lead to material disruptions in the Company's garment decontamination business.
From time to time, the Company is also subject to legal proceedings and claims arising from the conduct of its business operations, including litigation related to charges for certain ancillary services on invoices, personal injury claims, customer contract matters, employment claims and environmental matters as described above.

While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits and environmental contingencies, the Company believes that the aggregate amount of such liabilities, if any, in excess of amounts accrued or covered by insurance, will not have a material adverse effect on the consolidated financial position or results of operation of the Company. It is possible, however, that future financial position or results of operations for any particular future period could be materially affected by changes in the Company's assumptions or strategies related to these contingencies or changes out of the Company's control.

Other Contingent Liabilities

As security for certain agreements with the NRC and various state agencies related to the nuclear operations (see Note 14) and certain insurance programs, the Company had standby irrevocable bank commercial letters of credit of $24.6 million and $19.9 million outstanding as of August 27, 2005 and August 28, 2004, respectively.

10. Common Stock Options

The Company adopted an incentive stock option plan (the "Plan") in November 1996 and reserved 150,000 shares of Common Stock for issue under the Plan. In January of 2002, the Company increased the number of shares of Common Stock reserved for issuance under the Plan to 450,000. Options granted under the Plan, through August 27, 2005, are at a price equal to the fair market value of the Company's Common Stock on the date of grant. Options granted prior to fiscal 2003 are subject to a proportional four-year vesting schedule and expire eight years from the grant date. Options granted beginning in fiscal 2003 and thereafter are subject to a five-year cliff-vesting schedule under which options become vested or exercisable after five years from date of grant and expire ten years after the grant date. Certain options were granted during fiscal 2005 to outside directors of the Company, which were fully vested and expire ten years after the grant date.

The following table summarizes the Common Stock option activity for the fiscal years ended August 27, 2005, August 28, 2004, and August 30, 2003:

	Number of Shares	Weighted Average Exercise Price
Outstanding, August 31, 2002	147,250	$ 14.30
Granted	56,200	20.10
Exercised	(14,250)	13.45
Forfeited	(1,500)	14.65
Outstanding, August 30, 2003	187,700	$ 16.10
Granted	61,800	24.45
Exercised	(26,175)	14.25
Forfeited	(6,500)	16.24
Outstanding, August 28, 2004	216,825	$ 18.70
Granted	67,600	27.98
Exercised	(32,325)	13.52
Forfeited	(12,225)	22.22
Outstanding, August 27, 2005	239,875	$ 21.83
Exercisable, August 30, 2003	91,967	$ 14.05
Exercisable, August 28, 2004	73,569	$ 14.41
Exercisable, August 27, 2005	66,500	$ 15.89

The following table summarizes information relating to currently outstanding and exercisable stock options as of August 27, 2005:

		Outstanding Options		Exercisable Options	
Range of Exercise Prices	Number Outstanding	Average Remaining Option Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 10.06 – 15.13	36,175	2.62	$ 12.51	36,175	$ 12.51
17.55 – 20.13	80,400	6.06	19.11	23,325	17.55
24.35 – 27.98	123,300	8.72	26.34	7,000	27.83
$ 10.06 – 27.98	239,875	6.91	$ 21.83	66,500	$ 15.89

11. Shareholders' Equity

The Company has two classes of common stock; Common Stock and Class B Common Stock. Each share of Common Stock is entitled to one vote, is freely transferable, and is entitled to a cash dividend equal to 125% of any cash dividend paid on each share of Class B Common Stock. Each share of Class B Common Stock is entitled to ten votes and can be converted to Common Stock on a share-for-share basis. However, until converted to Common Stock, Class B Common shares are not freely transferable.

Effective July 1, 2004, companies incorporated in Massachusetts became subject to the Massachusetts Business Corporation Act, Chapter 156D. Chapter 156D provides that shares that are reacquired by a company become authorized but unissued shares. As a result, Chapter 156D eliminates the concept of "treasury shares". Accordingly, at August 28, 2004, the Company redesignated 1.595 million shares of the Company's existing treasury shares, at an aggregate cost of $26.0 million, as authorized but unissued and allocated this amount to the Common Stock's par value and retained earnings.

12. Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) are as follows:

	Foriegn Currency Translation	Change in Fair Value of Derivative Instruments, net of tax	Pension and Other	Total Accumulated Other Comprehensive Income (Loss)
Balance, August 31, 2002	$ (3,333)	$ (345)	$ —	$ (3,678)
Change during the period	1,904	345	—	2,249
Balance, August 30, 2003	(1,429)	—	—	(1,429)
Change during the period	1,001	—	(78)	923
Balance, August 28, 2004	(428)	—	(78)	(506)
Change during the period	2,915	—	(363)	2,552
Balance, August 27, 2005	$ 2,487	$ —	$ (441)	$ 2,046

13. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to shareholders. Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company's chief operating decision maker, as defined under SFAS No. 131, is the Company's chief executive officer. The Company has six operating segments based on the information reviewed by its chief executive officer; US Rental and Cleaning, Canadian Rental and Cleaning, MFG, Specialty Garments, First Aid and Corporate. The US Rental and Cleaning and Canadian Rental and Cleaning operating segments have been combined to form the US and Canadian Rental and Cleaning reporting segment.

The US and Canadian Rental and Cleaning reporting segment purchases, rents, cleans, delivers and sells, uniforms and protective clothing and non-garment items in the United States and Canada. The operations of the US and Canadian Rental and Cleaning reporting segment are referred to by the Company as its industrial laundry operations and the locations related to this reporting segment are referred to as industrial laundries.

The MFG operating segment designs and manufactures uniforms and non-garment items solely for the purpose of providing these goods to the US and Canadian Rental and Cleaning reporting segment. The amounts reflected as revenues of MFG are generated when goods are shipped from the Company's manufacturing facilities to other Company locations. These revenues are recorded at a transfer price which is typically in excess of the actual manufacturing cost. The transfer price is determined by management and may not necessarily represent the fair value of the products manufactured. Products are carried in inventory and subsequently placed in service and amortized at this transfer price. On a consolidated basis, intercompany MFG revenues and MFG income are eliminated and the carrying value of inventories and rental merchandise in service is reduced to the manufacturing cost. Income before income taxes from MFG, net of the intercompany MFG elimination, was $21.6 million, $15.0 million, and $10.4 million for years ended August 27, 2005, August 28, 2004 and August 30, 2003, respectively. This income offsets the merchandise amortization costs incurred by the US and Canadian Rental and Cleaning reporting segment as the merchandise costs of this reporting segment are amortized and recognized based on inventories purchased from MFG at the transfer price which is above the Company's manufacturing cost.

The Corporate operating segment consists of costs associated with the Company's distribution center, sales and marketing, information systems, engineering, materials management, manufacturing planning, finance, budgeting, human resources, other general and administrative costs and interest expense. The revenues generated from the Corporate operating segment represent certain direct sales made by the Company directly from its distribution center. The products sold by this operating segment are the same products rented and sold by the US and Canadian Rental and Cleaning reporting segment. In the disclosure below, no assets or capital expenditures are presented for the Corporate operating segment as no assets are allocated to this operating segment in the information reviewed by the chief executive officer. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the Corporate operating segment. The assets that give rise to this depreciation and amortization are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they are tracked and reviewed by the Company.

The Specialty Garments operating segment purchases, rents, cleans, delivers and sells, specialty garments and non-garment items primarily for nuclear and clean room applications. The First Aid operating segment sells first aid cabinet services and other safety supplies. In fiscal 2003 and fiscal 2002, no assets or capital expenditures are presented for the First Aid operating segment as no assets were allocated to this operating segment in the information reviewed by the chief executive officer as they were not material. However, depreciation and amortization expense related to certain assets are reflected in income from operations and income before income taxes for the First Aid operating segment. The assets that give rise to this depreciation and amortization in fiscal 2003 and 2002 are included in the total assets of the US and Canadian Rental and Cleaning reporting segment as this is how they were tracked and reviewed by the Company. After the Textilease acquisition in fiscal 2004, the Company began allocating assets to this operating segment as the total assets related to First Aid increased.

As of and for the year-ended August 27, 2005	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Specialty Garments	First-Aid	Corporate	Total
Revenues	$ 668,313	$ 57,634	$ (57,634)	$ 61,697	$ 27,757	$ 6,075	$ 763,842
Income (loss) from operations	$ 99,508	$ 21,390	$ 206	$ 6,907	$ 928	$ (52,927)	$ 76,012
Interest (income) expense, net	$ (1,362)	$ (12)	$ —	$ 82	$ (7)	$ 8,140	$ 6,841
Income (loss) before income taxes	$ 100,870	$ 21,402	$ 206	$ 6,825	$ 935	$ (61,067)	$ 69,171
Depreciation and amortization	$ 27,284	$ 1,425	$ —	$ 2,982	$ 1,307	$ 10,929	$ 43,927
Capital expenditures, net	$ 45,883	$ 447	$ —	$ 1,406	$ 5,519	$ —	$ 53,255
Total assets	$ 673,126	$ 6,612	$ —	$ 48,765	$ 19,802	$ —	$ 748,305

As of and for the year-ended August 28, 2004	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Specialty Garments	First-Aid	Corporate	Total
Revenues	$ 629,309	$ 53,694	$ (53,694)	$ 58,598	$ 26,668	$ 4,781	$ 719,356
Income (loss) from operations	$ 88,729	$ 20,299	$ (5,277)	$ 7,113	$ 1,722	$ (48,582)	$ 64,004
Interest (income) expense, net	$ (1,221)	$ 3	$ —	$ 171	$ 8	$ 10,445	$ 9,406
Income (loss) before income taxes	$ 89,950	$ 20,296	$ (5,277)	$ 6,942	$ 1,714	$ (59,027)	$ 54,598
Depreciation and amortization	$ 26,577	$ 1,481	$ —	$ 3,385	$ 931	$ 12,515	$ 44,889
Capital expenditures, net	$ 24,931	$ —	$ —	$ 3,356	$ 2,586	$ —	$ 30,873
Total assets	$ 637,997	$ 5,931	$ —	$ 44,468	$ 13,970	$ —	$ 702,366

As of and for the year-ended August 30, 2003	US and Canadian Rental and Cleaning	MFG	Net Interco MFG Elim	Specialty Garments	First-Aid	Corporate	Total
Revenues	$ 524,701	$ 42,041	$ (42,041)	$ 57,749	$ 9,486	$ 5,000	$ 596,936
Income (loss) from operations	$ 73,223	$ 13,837	$ (3,415)	$ 9,306	$ 45	$ (44,158)	$ 48,838
Interest (income) expense, net	$ (1,042)	$ —	$ —	$ 195	$ 1	$ 2,112	$ 1,266
Income (loss) before income taxes	$ 74,265	$ 13,837	$ (3,415)	$ 9,111	$ 44	$ (46,270)	$ 47,572
Depreciation and amortization	$ 23,329	$ 1,460	$ —	$ 2,757	$ 277	$ 11,836	$ 39,659
Capital expenditures, net	$ 30,607	$ —	$ —	$ 7,312	$ —	$ —	37,919
Total assets	$ 466,535	$ 6,280	$ —	$ 43,316	$ —	$ —	$ 516,131

The Company's long-lived assets as of August 27, 2005 and August 28, 2004 and revenues for the years ended August 27, 2005, August 28, 2004 and August 30, 2003 were attributed to the following countries (in thousands):

Long-lived assets as of:	August 27, 2005	August 28, 2004
United States	$ 522,530	$ 505,888
Europe, Canada, and Mexico (1)	31,270	24,813
Total	$ 553,800	$ 530,701

Revenues for the year ended:	August 27, 2005	August 28, 2004	August 30, 2003
United States	$ 709,153	$ 673,006	$ 559,240
Europe, Canada, and Mexico (1)	54,689	46,350	37,696
Total	$ 763,842	$ 719,356	$ 596,936

Income before income taxes for the year ended:	August 27, 2005	August 28, 2004	August 30, 2003
United States	$ 62,365	$ 49,518	$ 40,171
Europe, Canada, and Mexico (1)	6,806	5,080	7,401
Total	$ 69,171	$ 54,598	$ 47,572

(1) There is no country with greater than 10% of total long-lived assets, revenues, or income before income taxes.

14. Asset Retirement Obligations

Effective September 1, 2002, the Company adopted the provisions of SFAS No. 143, which generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. Under the new accounting method, the Company now recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

As of September 1, 2002, the Company recognized as a liability the present value of the estimated future costs to decommission its nuclear laundry facilities in accordance with the provisions of SFAS No. 143. The adoption of SFAS No. 143 resulted in a cumulative charge of $2.2 million, net of tax benefit of $1.4 million, related to the change in accounting principle, the recognition of a discounted asset retirement obligation of $5.3 million, and an increase of $2.4 million to the gross carrying value of the related long-lived assets ($0.9 million, net of accumulated depreciation of $1.5 million). The Company will depreciate, on a straight-line basis, the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the various remaining lives which range from approximately one to thirty years.

The estimated liability has been based on historical experience in decommissioning nuclear laundry facilities, estimated useful lives of the underlying assets, external vendor estimates as to the cost to decommission these assets in the future, and federal and state regulatory requirements. The estimated current costs have been adjusted for the estimated impact of inflation at 3% per year. The liability has been discounted using credit-adjusted risk-free rates that range from approximately 3% to 7% over one to thirty years. Revisions to the liability could occur due to changes in the Company's estimated useful lives of the underlying assets, estimated dates of decommissioning, changes in decommissioning costs, changes in federal or state regulatory guidance on the decommissioning of such facilities, or other changes in estimates. Changes due to revised estimates will be recognized by adjusting the carrying amount of the liability and the related long-lived asset if the assets are still in service, or charged to expense in the period if the assets are no longer in service.

A reconciliation of the Company's liability is as follows:

	August 27, 2005	August 28, 2004
Beginning balance	$ 7,446	$ 7,060
Accretion expense	511	431
Change in estimate of liability	164	742
Asset retirement costs incurred	(1,203)	(787)
Ending balance	$ 6,918	$ 7,446

As of August 27, 2005, the $6.9 million asset retirement obligation is included in accrued liabilities in the accompanying condensed consolidated balance sheet.

Report of Independent Registered Public Accounting Firm

UniFirst Corporation

The Board of Directors and Shareholders,
UniFirst Corporation

We have audited the accompanying consolidated balance sheets of UniFirst Corporation (the "Company") and subsidiaries as of August 27, 2005 and August 28, 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 27, 2005. Our audits also included the financial statement schedule listed in the index at item 15 (a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UniFirst Corporation and Subsidiaries at August 27, 2005 and August 28, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended August 27, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1(i) to the consolidated financial statements, the Company changed its method of accounting for certain inventories from last-in-first-out (LIFO) method to the first-in-first-out (FIFO) method during the fourth quarter of 2005. The FIFO method has been retroactively applied to all periods presented.

As discussed in Note 14 to the consolidated financial statements, effective September 1, 2002, the Company adopted Statement of Financial Accounting Standards (Statement) No. 143 "Asset Retirement Obligations."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of UniFirst Corporation's internal control over financial reporting as of August 27,2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 10, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

November 10, 2005

Quarterly Financial Data (Unaudited)

The following is a summary of the results of operations for each of the quarters within the years ended August 27, 2005 and August 28, 2004. This summary should be read in conjunction with the Company's Consolidated Financial Statements and Notes to Consolidated Financial Statements included in Item 8.

The Company's fiscal year ends on the last Saturday in August. For financial reporting purposes, fiscal 2005 and fiscal 2004 had 52 weeks. Each of the quarters presented below includes 13 weeks.

(In thousands, except per share data)

For the year ended August 27, 2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 188,434	$ 190,684	$ 195,957	$ 188,767
Income before income taxes	21,538	16,232	19,037	12,364
Provision for income taxes	8,184	6,169	7,235	4,235
Net income	$ 13,354	$ 10,063	$ 11,802	$ 8,129
Net income per Common share — basic	$ 0.78	$ 0.58	$ 0.68	$ 0.47
Net income per Class B Common share — basic	$ 0.62	$ 0.47	$ 0.55	$ 0.38
Net income per Common share — diluted	$ 0.69	$ 0.52	$ 0.61	$ 0.42
Weighted average number of shares outstanding — basic				
Common Stock	9,281	9,456	9,467	9,509
Class B Common Stock	9,926	9,759	9,758	9,723
	19,207	19,215	19,225	19,232
Weighted average number of Common Stock shares outstanding — diluted	19,277	19,315	19,336	19,345

For the year ended August 28, 2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 180,898	$ 177,407	$ 182,985	$ 178,066
Income before income taxes	15,485	10,718	16,167	12,228
Provision for income taxes	5,962	4,126	6,224	4,708
Net income	$ 9,523	$ 6,592	$ 9,943	$ 7,520
Net income per Common share — basic	$ 0.56	$ 0.38	$ 0.58	$ 0.43
Net income per Class B Common share — basic	$ 0.44	$ 0.31	$ 0.46	$ 0.35
Net income per Common share — diluted	$ 0.49	$ 0.34	$ 0.52	$ 0.39
Weighted average number of shares outstanding — basic				
Common Stock	9,009	9,022	9,127	9,253
Class B Common Stock	10,175	10,168	10,073	9,950
	19,184	19,190	19,200	19,203
Weighted average number of Common Stock shares outstanding — diluted	19,249	19,253	19,271	19,277

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures. The Company maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information, which is required to be timely disclosed, is accumulated and communicated to Management in a timely fashion. An evaluation of the effectiveness of the design and operation of UniFirst's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"))("Disclosure Controls") was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of the Company's Management, including the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that these Disclosure Controls are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting during the fourth quarter of fiscal year 2005 that have materially affected, or that are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Responsibility for Financial Statements

Management of UniFirst Corporation ("UniFirst") is responsible for the preparation, integrity and objectivity of UniFirst's consolidated financial statements and other financial information contained in its Annual Report to Shareholders. Those consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States. In preparing those consolidated financial statements, Management was required to make certain estimates and judgments, which are based upon currently available information and Management's view of current conditions and circumstances.

The Audit Committee of the Board of Directors, which consists solely of independent directors, oversees our process of reporting financial information and the audit of our consolidated financial statements. The Audit Committee stays informed of the financial condition of UniFirst and regularly reviews Management's financial policies and procedures, the independence of our independent auditors, our internal control and the objectivity of our financial reporting. Our independent registered public accounting firm has free access to the Audit Committee and meets with the Audit Committee periodically, both with and without Management present.

We have retained Ernst & Young LLP, an independent registered public accounting firm, to audit our consolidated financial statements found in this Annual Report on Form 10-K for the year ended August 27, 2005. We have made available to Ernst & Young LLP all of our financial records and related data in connection with their audit of our consolidated financial statements.

We have filed with the Securities and Exchange Commission the required certifications related to our consolidated financial statements as of and for the year ended August 27, 2005. These certifications are attached as exhibits to this Annual Report on Form 10-K for the year ended August 27, 2005. Additionally, we have also provided to the New York Stock Exchange the required annual certification of our Chief Executive Officer regarding our compliance with the New York Stock Exchange's corporate governance listing standards.

Management's Report on Internal Control Over Financial Reporting.

Management has responsibility for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company's internal control over financial reporting as of August 27, 2005. In making its assessment, Management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in *Internal Control—Integrated Framework* . Management concluded that based on its assessment, UniFirst's internal control over financial reporting was effective as of August 27, 2005. Management's assessment of the effectiveness of the Company's internal control over financial reporting as of August 27, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report dated November 10, 2005, which appears in this Annual Report on Form 10-K for the year ended August 27, 2005.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

UniFirst Corporation

**The Board of Directors and Shareholders,
UniFirst Corporation**

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting presented in Item 9A, that UniFirst Corporation maintained effective internal control over financial reporting as of August 27, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). UniFirst Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that UniFirst Corporation maintained effective internal control over financial reporting as of August 27, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, UniFirst Corporation maintained, in all material respects, effective internal control over financial reporting as of August 27, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of UniFirst Corporation and subsidiaries as of August 27, 2005 and August 28, 2004 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended August 27, 2005 of UniFirst Corporation and our report dated November 10, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts

November 10, 2005

ITEM 9B. OTHER INFORMATION

On October 27, 2005, the Company granted options under the Stock Incentive Plan to purchase (i) 2,100 shares of its Common Stock to Ronald D. Croatti, Chairman of the Board, President and Chief Executive Officer, (ii) 1,600 shares of its Common Stock to Cynthia Croatti, Executive Vice President and Treasurer, (iii) 1,600 shares of its Common Stock to John B. Bartlett, Senior Vice President and Chief Financial Officer, (iv) 1,400 shares of its Common Stock to Dennis G. Assad, Senior Vice President, Sales and Marketing, (v) 1,400 shares of its Common Stock to Bruce P. Boynton, Senior Vice President, Operations, (vi) 1,400 shares of its Common Stock to David A. DiFillippo, Senior Vice President, Operations. The exercise price of each option was $34.83, the closing price on October 27, 2005. The options vest on the fifth anniversary of the date of grant or earlier as provided in the applicable stock option agreement or the Stock Incentive Plan and expire ten years from the date of grant. A copy of the form of employee stock option agreement under the Stock Incentive Plan is attached to the August 28, 2004 Annual Report on Form 10-K as Exhibit 10-F and is incorporated herein by reference.

The Board of Directors, based on a recommendation from the Compensation Committee, has established the compensation for calendar 2006 for each non-employee Director as follows: an annual fee of $24,000; an annual fee for chairing a Committee of $4,000; a $2,500 fee for each Board meeting attended; a $500 fee for each Committee meeting attended if held on the same day as a Board meeting; a $2,000 daily fee for one or more Committee meetings attended on a single day if not held on the same day as a Board meeting; a $1,000 fee for participating in a telephonic Board meeting; a $500 fee for participating in a telephonic Committee meeting; and an option to purchase 1,000 shares of Common Stock, to be issued on the third business day following the Company's 2006 annual meeting of shareholders.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference to the information provided under the caption "Election of Directors" in the Company's Proxy Statement for its 2006 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference to the information provided under the caption "Summary Compensation Table," "Option Grants with Respect to Fiscal Year 2005," "Option Exercises and Year-End Holdings," "Supplemental Executive Retirement Plan" and "Stock Performance Graph" in the Company's Proxy Statement for its 2006 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT; AND RELATED STOCKHOLDER MATTERS

Incorporated by reference to the information provided under the captions "Election of Directors," and "Security Ownership of Management and Principal Shareholders", in the Company's Proxy Statement for its 2006 Annual Meeting of Shareholders and "Equity Compensation Plan Information" in Item 5 of this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the information provided under the caption "Certain Relationships and Related Transactions" in the Company's Proxy Statement for its 2006 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference to the information provided under the caption "Independent Auditors" in the Company's Proxy Statement for its 2006 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The financial statements listed below are filed as part of this report:

1. and 2. FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES.

The financial statements listed below are included under Item 8 of this Form 10-K.

Consolidated statements of income for each of the three years in the period ended August 27, 2005

Consolidated balance sheets as of August 27, 2005 and August 28, 2004

Consolidated statements of shareholders' equity for each of the three years in the period ended August 27, 2005

Consolidated statements of cash flows for each of the three years in the period ended August 27, 2005

Notes to consolidated financial statements

Reports of Ernst & Young LLP, Independent Registered Public Accounting Firm

Management's Report on Internal Control Over Financial Reporting

The following additional schedule is filed herewith:

Schedule II — Valuation and qualifying accounts and reserves for each of the three years in the period ended August 27, 2005

UNIFIRST CORPORATION AND SUBSIDIARIES
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED
AUGUST 27, 2005

Description	Balance, Beginning of Period	Charged to Costs and Expenses	Charges for Which Reserves Were Created or Deductions	Balance, End of Period
Allowance for Doubtful Accounts				
For the year ended August 27, 2005	$ 2,616	$ 3,097	$ (2,534)	$ 3,179
For the year ended August 28, 2004	$ 2,611	$ 3,132	$ (3,127)	$ 2,616
For the year ended August 30, 2003	$ 2,687	$ 3,066	$ (3,142)	$ 2,611
Reserve for Obsolete Inventory				
For the year ended August 27, 2005	$ 1,126	$ 455	$ (728)	$ 853
For the year ended August 28, 2004	$ 1,082	$ 913	$ (869)	$ 1,126
For the year ended August 30, 2003	$ 1,100	$ 557	$ (575)	$ 1,082

Separate financial statements of the Company have been omitted because the Company is primarily an operating company and all subsidiaries included in the consolidated financial statements are totally held.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements or the notes thereto.

3. EXHIBITS. The list of exhibits filed as part of this annual report on Form 10-K are set forth at (c) below.

(c) Exhibits

DESCRIPTION

2.1 Stock Purchase Agreement dated as of July 17, 2003 by and among the Company and the stockholders of Textilease Corporation signatory thereto — incorporated by reference to the Company's Current Report on Form 8-K filed on September 17, 2003.

3-A Restated Articles of Organization — incorporated by reference to Exhibit 3-A to the Company's Registration Statement on Form S-1 (No. 2-83051) — and the Articles of Amendment dated January 12, 1988, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 1988 — and the Articles of Amendment dated January 21, 1993, a copy of which was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 27, 1993.

3-B By-laws — incorporated by reference to Exhibit 3-B to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1991.

10-A UniFirst Corporation Profit Sharing Plan — incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-60781) — and the Amendment dated June 27, 1995, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996.

10-D UniFirst Corporation 1996 Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002).

10-E Form of UniFirst Corporation stock option award to non-employee directors, (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

10-F Form of UniFirst Corporation stock option award to executive officers, (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

14.1 UniFirst Corporation Statement of Corporate Policy and Code of Business Conduct and Ethics — incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed on December 10, 2003.

18.1 Preferability Letter from Ernst & Young LLP, Independent Registered Public Accounting Firm

21 List of Subsidiaries, (incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

* 23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

* 31.1 Rule 13a-14(a)/15d-14(a) certification of Ronald D. Croatti

* 31.2 Rule 13a-14(a)/15d-14(a) certification of John B. Bartlett

** 32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

** 32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UniFirst Corporation

By: /s/ Ronald D. Croatti

Ronald D. Croatti
President and Chief Executive Officer

November 10, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Ronald D. Croatti		
Ronald D. Croatti	Principal Executive Officer and Director	November 10, 2005
/s/ John B. Bartlett		
John B. Bartlett	Principal Financial Officer and Principal Accounting Officer	November 10, 2005
/s/ Cynthia Croatti		
Cynthia Croatti	Director	November 10, 2005
/s/ Donald J. Evans		
Donald J. Evans	Director	November 10, 2005
/s/ Albert Cohen		
Albert Cohen	Director	November 10, 2005
/s/ Phillip L. Cohen		
Phillip L. Cohen	Director	November 10, 2005
/s/ Anthony F. DiFillippo		
Anthony F. DiFillippo	Director	November 10, 2005
/s/ Lawrence Pugh		
Lawrence Pugh	Director	November 10, 2005
/s/ Robert F. Collings		
Robert F. Collings	Director	November 10, 2005

EXHIBIT INDEX
DESCRIPTION

2.1 Stock Purchase Agreement dated as of July 17, 2003 by and among the Company and the stockholders of Textilease Corporation signatory thereto — incorporated by reference to the Company's Current Report on Form 8-K filed on September 17, 2003.

3-A Restated Articles of Organization — incorporated by reference to Exhibit 3-A to the Company's Registration Statement on Form S-1 (No. 2-83051) — and the Articles of Amendment dated January 12, 1988, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the Aiscal year ended August 27, 1988 — and the Articles of Amendment dated January 21, 1993, a copy of which was filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 27, 1993.

3-B By-laws — incorporated by reference to Exhibit 3-B to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1991.

10-A UniFirst Corporation Profit Sharing Plan — incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 33-60781) — and the Amendment dated June 27, 1995, a copy of which was filed as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996.

10-D UniFirst Corporation 1996 Stock Incentive Plan, as amended, (incorporated by reference to Exhibit 10-D to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2002).

10-E Form of UniFirst Corporation stock option award to non-employee directors, (incorporated by reference to Exhibit 10-E to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

10-F Form of UniFirst Corporation stock option award to executive officers, (incorporated by reference to Exhibit 10-F to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

14.1 UniFirst Corporation Statement of Corporate Policy and Code of Business Conduct and Ethics — incorporated by reference to Appendix B to the Company's Proxy Statement on Schedule 14A filed on December 10, 2003.

18.1 Preferability Letter from Ernst & Young LLP, Independent Registered Public Accounting Firm

21 List of Subsidiaries, (incorporated by reference to Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2004).

* 23.1 Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

* 31.1 Rule 13a-14(a)/15d-14(a) certification of Ronald D. Croatti

* 31.2 Rule 13a-14(a)/15d-14(a) certification of John B. Bartlett

** 32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

** 32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Filed herewith

** Furnished herewith

Mr. John B. Bartlett
Senior Vice President and Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

Dear Sir:

Note 1(i) of the Notes to Consolidated Financial Statements of UniFirst Corporation included in its Form 10-K for the year ended August 27, 2005 describes a change in the method of accounting for inventories from the last-in first-out (LIFO) to the first-in first-out (FIFO) method. There are no authoritative criteria for determining a 'preferable' inventory accounting method based on particular circumstances, however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Boston, Massachusetts
November 10, 2005

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 033-60781, 333-96097, and 333-82682) of UniFirst Corporation of our report dated November 10, 2005, with respect to the consolidated financial statements and schedule of UniFirst Corporation, and our report dated November 10, 2005, with respect to UniFirst Corporation management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of UniFirst Corporation, included in this Annual Report (Form 10-K) for the year ended August 27, 2005.

/s/ Ernst & Young LLP

Boston, Massachusetts
November 10, 2005

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended August 27, 2005 of UniFirst Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant, and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 10, 2005

By: /s/ Ronald D. Croatti

Ronald D. Croatti, Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECURITIES EXCHANGE ACT RULE 13a-15(e)/15d-15(e) AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John B. Bartlett, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended August 27, 2005 of UniFirst Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant, and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ;

   (c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting and;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the Registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: November 10, 2005

By: /s/ John B. Bartlett

John B. Bartlett, Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Ronald D. Croatti, certify that:

1. I have reviewed this annual report on Form 10-K of UniFirst Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 10, 2005

By: /s/ Ronald D. Croatti

Ronald D. Croatti, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, John B. Bartlett , certify that:

1. I have reviewed this annual report on Form 10-K of UniFirst Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: November 10, 2005

By: /s/ John B. Bartlett

John B. Bartlett, Chief Financial Officer
(Principal Financial Officer)

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UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held Tuesday, January 10, 2006

The Annual Meeting of the Shareholders of UniFirst Corporation (the "Company" or "UniFirst") will be held at the Conference Center of Goodwin Procter LLP, located on the second floor at Exchange Place, Boston, Massachusetts 02109-2881 on Tuesday, January 10, 2006 at 10:00 A.M. for the following purposes:

1. To elect three Class I Directors, each to serve for a term of three years; and

2. To consider and act upon any other matters which may properly come before the meeting or any adjournment thereof.

By Order of the Board of Directors

RAYMOND C. ZEMLIN, *Secretary*

December 5, 2005

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. YOUR PROXY MAY BE REVOKED AT ANY TIME PRIOR TO ITS USE.

UNIFIRST CORPORATION
68 Jonspin Road
Wilmington, Massachusetts 01887

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS
to be held on January 10, 2006
at 10:00 A.M. at the Conference Center of Goodwin Procter LLP,
located on the second floor at Exchange Place,
Boston, Massachusetts 02109-2881

General Information

The enclosed proxy is being solicited on behalf of the Board of Directors of UniFirst Corporation (the "Company" or "UniFirst") for use at the 2006 Annual Meeting of Shareholders to be held on Tuesday, January 10, 2006 (the "Annual Meeting") and at any adjournment thereof. This Proxy Statement, the enclosed proxy and the Company's 2005 Annual Report to Shareholders are being mailed to shareholders on or about December 5, 2005. Any shareholder signing and returning the enclosed proxy has the power to revoke it by giving notice of its revocation to the Company in writing or in the open meeting before any vote with respect to the matters set forth therein is taken. The shares represented by the enclosed proxy will be voted as specified therein if said proxy is properly signed and received by the Company prior to the time of the Annual Meeting and is not properly revoked. The expense of this proxy solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, the Directors, officers and employees of the Company may also solicit proxies personally or by telephone without special compensation for such activities. The Company may also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses in connection therewith.

The Board of Directors has fixed the close of business on November 4, 2005 as the "Record Date" for the determination of the shareholders entitled to notice of, and to vote at, this Annual Meeting and any adjournments thereof. As of the close of business on that date, there were outstanding and entitled to vote 9,618,613 shares of common stock, par value $.10 per share ("Common Stock"), and 9,620,860 shares of Class B common stock, par value $.10 per share ("Class B Common Stock"). Transferees after such date will not be entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share. All actions submitted to a vote of shareholders are voted on by holders of Common Stock and Class B Common Stock voting together as a single class, except for the election of certain Directors and for the approval of matters requiring class votes under the Business Corporation Act of The Commonwealth of Massachusetts.

1. ELECTION OF DIRECTORS

The Board of Directors of the Company is currently composed of eight members, divided into three classes of three, three and two directors, respectively. One class is elected each year at the annual meeting of shareholders. The Directors in each class serve for a term of three years and until their successors are duly elected and qualified. As the term of one class expires, a successor class is elected at each annual meeting of shareholders.

At the Annual Meeting, three Class I Directors will be elected to serve until the 2009 annual meeting and until their successors are duly elected and qualified. The Board of Directors has nominated Albert Cohen, Robert F. Collings and Anthony F. DiFillippo to serve as Class I Directors (collectively, the "Nominees").

Unless otherwise instructed, the persons named in the proxy will vote the shares to which the proxy relates "FOR" the election of the Nominees to the Board of Directors. While the Company has no reason to believe that any of the Nominees will be unable to serve as a Director, in the event any of the Nominees should become unavailable to serve at the time of the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy for such other person or persons as they may in their discretion select. A plurality of the votes cast by holders of shares of Common Stock, voting separately as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Albert Cohen. A plurality of the votes cast by holders of shares of Common Stock and Class B Common Stock, voting together as a single class and represented in person or by proxy at the Annual Meeting and entitled to vote thereon, is necessary to elect Robert F. Collings and Anthony F. DiFillippo. Consistent with applicable law, the Company intends to count abstentions and broker non-votes only for the purpose of determining the presence or absence of a quorum for the transaction of business. Any shares not voted (whether by abstention, broker non-vote or otherwise) will have no impact on the election of Directors, except to the extent that the failure to vote for an individual results in another individual receiving a larger percentage of votes.

Information Regarding Nominees and Directors

The following table sets forth certain information with respect to the three Nominees for election as Directors at the Annual Meeting and those continuing Directors of the Company whose terms expire at the annual meetings of shareholders in 2007 and 2008, based on information furnished to the Company by each Director.

Class I Nominees for Election at 2006 Annual Meeting — Term Expires in 2009	Age	Director Since
Albert Cohen(1) **Mr. Cohen** has served as Director of the Company since 1989. He has been President of ALC Corp., a consultancy, since 1998. Prior to that time, Mr. Cohen was Chairman of the Board and Chief Executive Officer of Electronic Space Systems Corporation, a manufacturer of aerospace ground equipment. Mr. Cohen is the founder of the Essco-MGH Breast Cancer Research Fund.	78	1989
Anthony F. DiFillippo(2) **Mr. DiFillippo** was the President of UniFirst until he retired in 1995 and, since 1995, he has served as a consultant to UniFirst. He became a Director in 2002.	78	2002
Robert F. Collings **Mr. Collings** has served as a Director of the Company since July 2005. He was a founder and President of Data Terminal Systems, Inc. from 1970 to 1981 and the founder and President of Resource Dynamics, Inc. from 1981 until its sale in 1984. He is currently the Principal of the Collings Foundation, a Trustee of the Daniel Webster College, a member of the President's Council of Massachusetts General Hospital and on the Board of Advisors of New Boston Real Estate.	67	2005

Class III Continuing Directors — Term Expires in 2007	Age	Director Since
Cynthia Croatti(2) **Ms. Croatti** joined the Company in 1980. She has served as Director since 1995, Treasurer since 1982 and Executive Vice President since 2001. In addition, she has primary responsibility for overseeing the human resources and purchasing functions of the Company.	50	1995
Phillip L. Cohen(1) **Mr. Cohen** has served as Director of the Company since 2000. He is a certified public accountant and was a partner with an international public accounting firm from 1965 until his retirement in 1994 and has been a financial consultant since that date. He is a Director emeritus and former Treasurer of the Greater Boston Convention and Visitors Bureau and a Director of Kazmaier Associates, Inc. and S/R Industries, Inc.	74	2000

Class II Continuing Directors — Term Expires in 2008	Age	Director Since
Ronald D. Croatti(2) **Mr. Croatti** joined the Company in 1965. He became Director of the Company in 1982, Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991. He has also served as President since 1995 and Chairman of the Board since 2002. Mr. Croatti has overall responsibility for the management of the Company.	62	1982
Donald J. Evans **Mr. Evans** has served as Director of the Company since 1973. He served as General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue, from 1996 to 2003. Prior to that time, Mr. Evans was a senior partner in the law firm of Goodwin Procter LLP, the Company's general counsel. Mr. Evans is a Trustee of the Massachusetts Eye and Ear Infirmary.	79	1973
Lawrence R. Pugh **Mr. Pugh** has served as Director of the Company since 2004. Until his retirement in 1998, he served as President of V.F. Corporation, one of the world's largest apparel companies, since 1980 and as its Chairman and Chief Executive Officer since 1982. Mr. Pugh is a Trustee and past Chairman of the Colby College Board of Trustees as well as Chairman of the Portland, Maine Museum of Art and a Director of the Maine Winter Sports Center.	72	2004

(1) The Company has designated Messrs. A. Cohen and P. Cohen as the Directors to be elected by the holders of Common Stock voting separately as a single class.

(2) Ronald D. Croatti and Cynthia Croatti are siblings and Anthony F. DiFillippo is Cynthia Croatti's uncle. Anthony F. DiFillippo is the father of David A. DiFillippo, an executive officer of the Company.

Information Regarding Executive Officers Who Are Not Directors

John B. Bartlett. Mr. Bartlett joined the Company in 1977. He has served as Senior Vice President and Chief Financial Officer since 1986 and has primary responsibility for overseeing the financial functions of the Company, as well as its information systems department. Mr. Bartlett is 64 years old.

Dennis G. Assad. Mr. Assad joined the Company in 1975. He has served as Senior Vice President, Sales and Marketing since 1995 and has primary responsibility for overseeing the sales and marketing functions of the Company. Mr. Assad is 60 years old.

Bruce P. Boynton. Mr. Boynton joined the Company in 1976. He has served as Senior Vice President, Operations since 2001, is the chief operating officer for the Company's Canadian operations and has primary responsibility for overseeing the operations of certain regions in the United States. From 1986 through 2000, Mr. Boynton served as Vice President, Operations. He is 57 years old.

David A. DiFillippo. Mr. DiFillippo joined the Company in 1979. He has served as Senior Vice President, Operations since 2002 and has primary responsibility for overseeing the operations of certain regions in the United States. Since 2000, Mr. DiFillippo has served as Vice President, Central Rental Group and, prior to 2000, he served as a Regional General Manager. Mr. DiFillippo is 48 years old.

Section 16(a) Beneficial Ownership Reporting Compliance

Officers, Directors and greater than 10% shareholders are required to file with the Securities and Exchange Commission pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), reports of ownership and changes in ownership. Such reports are filed on Form 3, Form 4 and Form 5 under the Exchange Act, as appropriate. Officers, Directors and greater than 10% shareholders are required by Exchange Act regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company or written representations that no such reports were required during the 2005 fiscal year, the Company believes that, during the 2005 fiscal year, all officers, Directors and greater than 10% shareholders complied with the applicable Section 16(a) filing requirements except that Mr. Collings inadvertently filed a late Form 3 upon the commencement of his directorship, The Croatti Family Limited Partnership inadvertently filed three late Forms 4 with respect to nine transactions, Ms. Croatti inadvertently filed six late Forms 4 with respect to seven transactions, Mr. Croatti inadvertently filed one late Form 4 with respect to one transaction and the Estate of Aldo Croatti inadvertently filed four late Forms 4 with respect to four transactions.

Meetings of the Board of Directors and Its Committees

Board of Directors. The Company's Board of Directors is divided into three classes, and the members of each class serve for staggered three-year terms. The Board is composed of three Class I Directors (Messrs. A. Cohen, DiFillippo and Collings), three Class II Directors (Messrs. Croatti, Evans and Pugh) and two Class III Directors (Ms. Croatti and Mr. P. Cohen). Three Class I Directors are up for election at the Annual Meeting. The terms of the continuing Class II and III Directors will expire upon the election and qualification of Directors at the annual meeting of shareholders in 2007 and 2008, respectively. At each annual meeting of shareholders, Directors generally will be re-elected or elected for a full term of three years to succeed those Directors whose terms are expiring. The Board of Directors held five meetings during the Company's 2005 fiscal year.

Audit Committee. During the 2005 fiscal year, the Audit Committee consisted of Messrs. P. Cohen (Chairman), Evans and Pugh. The Audit Committee met on twelve occasions during fiscal 2005. The Audit Committee is responsible for assisting the Board of Directors in its oversight of (1) the integrity of the Company's financial statements and reporting process, (2) the qualifications, independence and performance of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function, and (4) the Company's compliance with legal and regulatory requirements. The Board of Directors and the Audit Committee adopted a written Audit Committee Charter in 2000, which they revised in 2001, 2003 and 2005. The amended and restated Audit Committee Charter is attached hereto as Appendix A and is available on the Company's website, or will be available shortly, at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. The Board of Directors has determined that each of the members of the Audit Committee is "independent" under the rules of the New York Stock Exchange and the SEC. The Board of Directors has determined that Phillip L. Cohen is an "audit committee financial expert" under the Securities Exchange Act of 1934, as amended. The Board of Directors and the Audit Committee have adopted a Statement of Corporate Policy and Code of Business Conduct, which is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1.

Compensation Committee. During the 2005 fiscal year, the Compensation Committee consisted of Messrs. A. Cohen (Chairman), P. Cohen and Evans and met on two occasions. The Compensation Committee is responsible for reviewing and approving the Company's executive compensation program, recommending awards under the Company's equity compensation plans and establishing the compensation for the Company's Chief Executive Officer. The Board of Directors and the Compensation Committee have adopted a written Compensation Committee Charter, which is available on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1.

Nominating and Corporate Governance Committee. During the 2005 fiscal year, the Nominating and Corporate Governance Committee consisted of Messrs. Evans (Chairman), A. Cohen and Pugh. The Nominating and Corporate Governance Committee met two times in fiscal 2005. The Nominating and Corporate Governance Committee reviews and evaluates potential nominees for election or appointment to the Board of Directors and recommends such nominees to the full Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee have adopted a written Nominating and Corporate Governance Committee Charter, which they revised in 2005. The amended and restated Nominating and Corporate Governance Committee Charter is attached hereto as Appendix B, is available, or will be available shortly, on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. The Nominating and Corporate Governance Committee's policy is to review and consider all Director candidates recommended by any of the Company's Directors or stockholders. Such review and consideration is to proceed in accordance with the Company's By-laws, Corporate Governance Guidelines and Policy Regarding New Director Nominations. See "Other Matters — Shareholder Proposals" for a summary of these requirements. The Nominating and Corporate Governance Committee is also

responsible for developing and recommending to the Board of Directors a set of Corporate Governance Guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes to those guidelines to the Board of Directors. The Board of Directors and the Nominating and Corporate Governance Committee revised the Corporate Governance Guidelines in 2005. The revised Corporate Governance Guidelines are attached hereto as Appendix C and are available, or will be available shortly, on the Company's website at www.unifirst.com and will be sent in paper form to any shareholder who submits a request to the Company's Corporate Secretary at the address listed on page 1. In addition, the Nominating and Corporate Governance Committee maintains a Policy Regarding New Director Nominations, which is available on the Company's website at www.unifirst.com. Since this policy was adopted, there have been no material changes to the procedures by which our shareholders may recommend nominees to the Board of Directors.

Each Director attended at least 75% of all of the meetings of the Board of Directors and of the committees of which the Director was a member held during the last fiscal year. Our Annual Meeting of shareholders is generally held to coincide with one of the Board's regularly scheduled meetings. Directors are strongly encouraged to attend the Annual Meeting. Each of the Directors attended the 2005 Annual Meeting of shareholders.

Please note that information contained in our website is not incorporated by reference in, or considered to be a part of, this proxy statement.

Independence of Board Members

The Board of Directors has determined that each of Messrs. A. Cohen, P. Cohen, Collings, Evans and Pugh is an "independent director" in accordance with the corporate governance rules of the New York Stock Exchange as a result of having no material relationship with the Company other than (1) serving as a Director and a Board Committee member, (2) receiving related fees as disclosed in this document and (3) having beneficial ownership of UniFirst securities as disclosed in the section of this document entitled "Security Ownership of Management and Principal Shareholders."

Meetings of Independent Directors

Independent Directors of the Company regularly meet in executive sessions outside the presence of management. Currently, the independent Directors of the Company are Messrs. A. Cohen, P. Cohen, Collings, Evans and Pugh. The presiding Director for these meetings is Mr. Evans. Any interested party who wishes to make their concerns known to the independent Directors may avail themselves of the same procedures utilized with respect to the Company's Audit Committee Complaint Procedure. The Audit Committee Complaint Procedure is available on the Company's website at www.unifirst.com.

Communication with the Board of Directors

If you wish to communicate with any of our Directors or the Board of Directors as a group, you may do so by writing to the Board of Directors, or such individual Director(s) c/o Chief Financial Officer, UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887.

We recommend that all correspondence be sent via certified U.S. mail, return receipt requested. All correspondence received by the Chief Financial Officer will be forwarded by the Chief Financial Officer promptly to the appropriate addressee(s).

Security Ownership of Management and Principal Shareholders

The following table sets forth as of November 4, 2005 certain information concerning shares of Common Stock and Class B Common Stock beneficially owned by (i) each Director and Nominee, (ii) each of the executive officers of the Company named in the Summary Compensation Table, and (iii) all executive officers and Directors as a group, in each case based solely on information furnished by such individuals. Except as otherwise specified, the named beneficial owner has sole voting and investment power. The information in the table reflects shares outstanding of each class of common stock on November 4, 2005.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Ronald D. Croatti(2)(3)	478,860	2.5%	4.5%
Cynthia Croatti(3)(4)	104,943	*	*
Bruce P. Boynton(3)(5)	275	*	*
John B. Bartlett(3)(5)	11,900	*	*
Dennis G. Assad(3)(5)	3,300	*	*
Donald J. Evans(3)(5)	2,900	*	*
Albert Cohen(3)(5)	2,500	*	*
Phillip L. Cohen(3)(5)	1,500	*	*
Anthony F. DiFillippo(3)(5)(6)	51,500	*	*
Lawrence R. Pugh(3)(5)	1,000	*	*
Robert F. Collings	—	*	*
All Directors and executive officers as a group(3)(12 persons)	666,778	3.5	5.4

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 4, 2005, a total of 19,239,473 shares of common stock were outstanding, of which 9,618,613 were shares of Common Stock entitled to one vote per share and 9,620,860 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Ronald D. Croatti owns shares of Class B Common Stock only, representing 4.9% of such class, plus the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Mr. Croatti's children, as to which shares Mr. Croatti disclaims any beneficial interest. Mr. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust, which owns 2,600,000 shares of Class B Common Stock. Mr. Croatti is a Director and minority owner of the general partner of The Croatti Family Limited Partnership, which owns 2,467,500 shares and 43,250 shares of Class B Common Stock and Common Stock, respectively. Mr. Croatti is the manager of MMC Trust LLC, which owns 950 shares of Common Stock. The information presented for Mr. Croatti does not include any shares owned by The Marie Croatti QTIP Trust, The Croatti Family Limited Partnership or MMC Trust LLC.

(3) Includes the right to acquire, pursuant to the exercise of stock options, within 60 days after November 4, 2005, the following number of shares of Common Stock: Ronald D. Croatti, 6,300 shares; Cynthia Croatti, 3,400 shares; Bruce P. Boynton, 275 shares; John B. Bartlett, 4,200 shares; Dennis G. Assad 3,300 shares and all other Directors and executive officers as a group, 9,700 shares.

(4) In addition to 2,923 shares of Common Stock through a 401(k) plan, Cynthia Croatti owns 87,120 shares of Class B Common Stock, representing 0.9% of such class, and 11,500 shares of Common Stock, representing 0.1% of such class, plus the options to purchase Common Stock listed in footnote 3. The information presented does not include any shares owned by Ms. Croatti's children, as to which shares Ms. Croatti disclaims any beneficial interest. Ms. Croatti is a trustee and beneficiary of The Marie Croatti QTIP Trust which owns 2,600,000 shares of Class B Common Stock. Ms. Croatti is a Director and minority owner of the general partner of The Croatti Family Limited Partnership, which owns 2,467,500 shares and 43,250 shares of Class B Common Stock and Common Stock, respectively. The information presented for Ms. Croatti does not include any shares owned by The Marie Croatti QTIP Trust or The Croatti Family Limited Partnership. In addition, the information presented for Ms. Croatti does not include any shares beneficially owned by certain other trusts to which Ms. Croatti is a trustee and certain entities for which Ms. Croatti serves as manager and which, in the aggregate, beneficially own 174,334 shares of Common Stock and 48,000 shares of Class B Common Stock.

(5) Each of Messrs. Bartlett, A. Cohen, Evans and A. DiFillippo owns shares of Common Stock only. The above individuals along with Messrs. Boynton, Assad, P. Cohen and Pugh have the options to purchase Common Stock listed in footnote 3.

(6) Includes 7,250 shares beneficially owned by Mr. DiFillippo's spouse, plus the options to purchase Common Stock listed in footnote 3.

To the best knowledge of the Company, the following are the only beneficial owners of more than 5% of the outstanding Common Stock or Class B Common Stock of the Company as of November 4, 2005. All information presented is based solely on information provided by each beneficial owner.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of All Outstanding Shares(1)	Percentage of Voting Power(1)
Estate of Aldo Croatti (2)	2,643,165	13.7%	24.8%
The Marie Croatti QTIP Trust (3)	2,600,000	13.5	24.6
The Croatti Family Limited Partnership (4)	2,510,750	13.0	23.4
Marie Croatti (5)	1,159,756	6.0	10.9
Bank of America Corporation (6)	635,205	3.3	*
Arnhold and S. Bleichroeder(7)	855,000	4.4	*
Dimensional Fund Advisors, Inc. (8)	751,177	3.9	*
Barclays Global Investors, NA (9)	695,159	3.6	*
JPMorgan Chase & Co. (10)	553,165	2.9	*

* Less than 1%.

(1) The percentages have been determined in accordance with Rule 13d-3 under the Exchange Act. As of November 4, 2005, a total of 19,239,473 shares of common stock were outstanding, of which 9,618,613 were shares of Common Stock entitled to one vote per share and 9,620,860 were shares of Class B Common Stock entitled to ten votes per share. Each share of Class B Common Stock is convertible into one share of Common Stock.

(2) Aldo Croatti, the Company's founder, passed away on October 4, 2001. The referenced shares are now held by his estate, of which his widow, Marie Croatti, is the executrix. The address of The Estate of Aldo Croatti is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. These shares include 2,624,060 shares of Class B Common Stock, representing 27.3% of such class and 19,105 shares of Common Stock representing 0.2% of such class.

(3) The address of The Marie Croatti QTIP Trust (the "Trust") is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. The Trust owns shares of Class B Common Stock only, representing 27.0% of such class. The Trustees of the Trust are Marie Croatti, Ronald Croatti and Cynthia Croatti. The beneficiaries of the Trust are Marie Croatti and the children of Aldo Croatti.

(4) The address of The Croatti Family Limited Partnership (the "CFLP") is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. The CFLP owns 2,467,500 shares of Class B Common Stock, representing 25.6% of such class, and 43,250 shares of Common Stock, representing 0.4% of such class. The general partner of CFLP, Croatti Management Associates, Inc. (the "General Partner"), has sole voting and dispositive power with respect to the shares owned by CFLP. The General Partner is owned equally by Marie Croatti, Ronald Croatti and Cynthia Croatti, and they comprise its three Directors.

(5) Includes 217,584 shares of Class B Common Stock owned of record by Marie Croatti as Trustee under several trusts, the beneficiaries of which are the grandchildren of Aldo Croatti, as to which shares Mrs. Croatti disclaims any beneficial interest. Mrs. Croatti individually owns 940,172 shares of Class B Common Stock, representing 9.8% of such class and 2,000 shares of Common Stock. Marie Croatti is the widow of Aldo Croatti. Mrs. Croatti's address is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, MA 01887. Mrs. Croatti disclaims beneficial interest in shares comprising part of the Estate of Aldo Croatti due solely to her position as executor thereof. See notes (3) and (4) above for information concerning Mrs. Croatti's interest in the CFLP and the Trust.

(6) The address of Bank of America Corporation is 100 North Tryon Street, Floor 25, Bank of America Corporate Center, Charlotte, NC 28255. Bank of America Corporation owns shares of Common Stock only, representing 6.6% of such class. The Company has relied solely upon the information contained in the Schedule 13F filed with the Securities and Exchange Commission by Bank of America Corporation on October 31, 2005.

(7) "Arnhold and S. Bleichroeder" refers to Arnhold and S. Bleichroeder, Inc. and Arnhold and S. Bleichroeder Advisers, Inc. The address of Arnhold and S. Bleichroeder is 1345 Ave. of the Americas, New York, NY 10105. Arnhold and S. Bleichroeder, beneficially owns shares of Common Stock only, representing 8.9% of such class. Arnhold and S. Bleichroeder shares voting and dispositive power over the shares listed with its investment advisory client(s). The Company has relied solely upon information contained in the Schedule 13F filed with the Securities and Exchange Commission by Arnhold and S. Bleichroeder on November 11, 2005.

(8) The address of Dimensional Fund Advisors, Inc. ("Dimensional") is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401. Dimensional beneficially owns shares of Common Stock only, representing 7.8% of such class. Dimensional, an investment advisor registered under the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over the securities of the Issuer described in this schedule, and Dimensional disclaims beneficial ownership of all securities reported in this schedule. The Company has relied solely upon the information contained in the Schedule 13F filed with the Securities and Exchange Commission by Dimensional on October 13, 2005.

(9) The address of Barclays Global Investors, NA is 45 Fremont Street, San Francisco, CA 94105. Barclays Global Investors, NA beneficially owns shares of Common Stock only, representing 7.2% of such class. The Company has relied solely upon the information contained in the Schedule 13F filed with the Securities and Exchange Commission by Barclays Global Investors, NA on November 14, 2005.

(10) The address of JPMorgan Chase & Co. is 270 Park Ave., New York, NY 10017. JPMorgan Chase & Co. owns shares of Common Stock only, representing 5.8% of such class. The Company has relied solely upon the information contained in the Schedule 13G filed with the Securities and Exchange Commission by JPMorgan Chase & Co. on February 11, 2005.

Executive Compensation

The following table sets forth compensation paid to the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company (the "Named Executive Officers") for each of the three fiscal years ended August 27, 2005, for services rendered in all capacities to the Company.

Summary Compensation Table

	Annual Compensation(1)			Long-Term Compensation Awards Securities Underlying	All Other Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	Options (Shares)	(2)($)
Ronald D. Croatti	2005	$ 406,616	$ 101,465	2,100	$ 21,646
Chairman of the Board,	2004	387,257	108,432	2,100	20,971
President and Chief Executive Officer	2003	373,555	69,497	2,100	21,864
Cynthia Croatti	2005	274,192	68,548	1,400	21,406
Executive Vice President and	2004	260,724	73,003	1,400	20,304
Treasurer	2003	252,572	46,630	1,400	21,906
John B. Bartlett	2005	280,981	70,245	1,400	21,850
Senior Vice President	2004	265,922	74,458	1,400	20,494
and Chief Financial Officer	2003	254,373	46,939	1,400	21,976
Bruce P. Boynton	2005	219,302	54,825	1,100	21,385
Senior Vice President, Operations	2004	209,528	58,668	1,100	21,348
	2003	205,099	37,680	1,100	21,820
Dennis G. Assad	2005	212,484	53,121	1,100	22,225
Senior Vice President, Sales	2004	202,110	56,591	1,100	21,493
and Marketing	2003	196,229	35,970	1,100	21,906

(1) Perquisites and other personal benefits paid to each Named Executive Officer in each instance aggregated less than 10% of the total annual salary and bonus set forth in the columns entitled "Salary" and "Bonus" for each Named Executive Officer.

(2) Amounts shown in the table below show the breakout of All Other Compensation for each of the three fiscal years ended August 27, 2005:

Name	Year	Car Allowance($)	401(k) Contribution($)	Profit Sharing Plan($)	Total All Other Compensation($)
Ronald D. Croatti	2005	$ 6,540	$ 8,400	$ 6,706	$ 21,646
	2004	6,250	8,200	6,521	20,971
	2003	5,980	8,000	7,884	21,864
Cynthia Croatti	2005	6,540	8,160	6,706	21,406
	2004	6,250	7,533	6,521	20,304
	2003	5,980	8,042	7,884	21,906
John B. Bartlett	2005	6,540	8,165	6,706	21,850
	2004	6,250	7,723	6,521	20,494
	2003	5,980	8,112	7,884	21,976
Bruce P. Boynton	2005	6,540	8,139	6,706	21,385
	2004	6,250	8,577	6,521	21,348
	2003	5,980	7,956	7,884	21,820
Dennis G. Assad	2005	6,540	8,979	6,706	22,225
	2004	6,250	8,722	6,521	21,493
	2003	5,980	8,042	7,884	21,906

Option Grants with Respect to Fiscal Year 2005

The following table sets forth the options granted with respect to the fiscal year ended August 27, 2005 to the Company's Named Executive Officers.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)	
Name	Number of Securities Underlying Options Granted(#)	Percent of Total Options Granted to Employees for Fiscal Year 2005	Exercise of Base Price ($/Sh)	Expiration Date	5%	10%
Ronald D. Croatti	2,100	3.1%	$ 27.98	10/25/14	$ 36,953	$ 93,645
Cynthia Croatti	1,400	2.1	27.98	10/25/14	24,635	62,430
John B. Bartlett	1,400	2.1	27.98	10/25/14	24,635	62,430
Bruce P. Boynton	1,100	1.6	27.98	10/25/14	19,356	49,052
Dennis G. Assad	1,100	1.6	27.98	10/25/14	19,356	49,052

(1) These columns show the hypothetical gains or option spreads of the options granted based on assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares or reflect non-transferability, vesting or termination provisions. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock.

Option Exercises and Year-End Holdings

The following table sets forth information concerning the number and value of unexercised options to purchase Common Stock of the Company held by the Named Executive Officers at August 27, 2005. Bruce P. Boynton exercised 100% of his exercisable options (3,025) to purchase Common Stock during fiscal 2005. No other Named Executive Officer of the Company exercised any options to purchase Common Stock during fiscal 2005.

Aggregated Fiscal Year-End 2005 Option Values

	Number of Securities Underlying Unexercised Options at August 27, 2005(#)		Value of Unexercised in-the-Money Options at August 27, 2005($)	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Ronald D. Croatti	5,775	6,825	$140,186	$99,892
Cynthia Croatti	3,050	4,550	72,956	66,595
John B. Bartlett	3,850	4,550	93,457	66,595
Bruce P. Boynton	—	3,575	—	52,324
Dennis G. Assad	3,025	3,575	73,431	52,324

Supplemental Executive Retirement Plan

The Company maintains the UniFirst Unfunded Supplemental Executive Retirement Plan (the "SERP") available to certain eligible employees of the Company and its affiliates. Retirement benefits available under the SERP are based on a participant's average annual base earnings for the last three years of employment prior to his retirement date ("Final Average Earnings"). Upon the retirement of a participant on his social security retirement date, the participant will be paid an aggregate amount equal to 2.4 times his Final Average Earnings over a twelve year period. Upon the death of a participant, the participant's designated beneficiary will be paid retirement benefits as above (determined as of the date of death if pre-retirement). The SERP provides that, upon any change of control, retirement benefits of participants who are age 50 or over and whose employment is terminated within three years of the change of control will become vested and payable, subject to certain years of service requirements.

Average Compensation(1)	Annual Retirement Benefit(2)
$ 200,000	$ 40,000
250,000	50,000
300,000	60,000
350,000	70,000
400,000	80,000
450,000	90,000

(1) Average Compensation for purposes of this table is based on the participant's average base salary for the last three years of full-time employment preceding retirement.
(2) The Annual Retirement Benefit is payable for twelve years beginning at the participant's social security retirement age. There is no deduction for Social Security or other offset amounts.

REPORT OF COMPENSATION COMMITTEE

During the 2005 fiscal year, the Compensation Committee consisted of Messrs. A. Cohen (Chairman), P. Cohen and Evans, three Directors who are not employees of the Company. The Compensation Committee reviews and approves the Company's executive compensation program.

Compensation Philosophy

The Company seeks to attract and retain executive officers who, in the judgment of the Company's Board of Directors, possess the skill, experience and motivation to contribute significantly to the long-term success of the Company and to long-term stock price appreciation. With this philosophy in mind, the Compensation Committee follows an executive officer compensation program designed to foster the mutuality of interest between the Company's executive officers and the Company's shareholders and to provide senior management additional incentive to enhance the sales growth and profitability of the Company, and thus shareholder value.

The Compensation Committee reviews its compensation policy annually. Compensation of executive officers currently consists of a base salary and, based on the achievement of predetermined corporate performance objectives, a cash bonus. In addition, for fiscal 2005 the Company issued options to purchase a total of approximately 67,100 shares to over 100 officers, non-employee Directors, vice presidents, department directors, general managers and other management personnel. Although the Company's fiscal year ends in August, compensation decisions generally are made on a calendar year basis.

Base Salary

Each year, the Compensation Committee consults with the Chief Executive Officer with respect to setting the base salaries of its executive officers, other than the Chief Executive Officer, for the ensuing year. Annual salary adjustments are determined by evaluating the financial performance of the Company during the prior year, each executive officer's contribution to the profitability, sales growth, return on equity and market share of the Company during the prior year and the compensation programs and levels generally paid to executives at other companies.

Incentive Compensation Plan

Annual cash bonuses for executive officers of the Company are determined in accordance with the Company's incentive compensation plan, the philosophy and substantive requirements of which are reviewed by the Compensation Committee each year. Cash bonuses are determined with reference to, among other things, the Company's financial performance.

Each year, the Compensation Committee confers with the Chief Executive Officer and establishes performance goals. The cash bonuses awarded depend on the extent to which the performance of the Company meets or exceeds the budgeted amounts. In addition, the Compensation Committee establishes minimum achievement thresholds and maximum bonus levels for each of these performance criteria which apply uniformly to the Company's executive officers. Bonuses are determined and paid annually after the end of each fiscal year.

Compensation of Chief Executive Officer

The Compensation Committee established the compensation of Ronald D. Croatti, the Chief Executive Officer, for 2005 using the same criteria applicable to determining compensation levels and bonuses for other executive officers as noted in this report. Such criteria included the financial performance of the Company during the 2004 fiscal year, the compensation levels generally paid to executives of other companies, and Mr. Croatti's contribution to the growth, profitability and overall success of the Company during the 2004 fiscal year and his leadership of the Company. The Compensation Committee determined that Mr. Croatti provided the Company with strong leadership and strategic vision and, therefore, increased his salary generally commensurate with increases granted to other executive officers of the Company. Mr. Croatti's 2005 calendar year base salary was established at $413,431, a 5% increase from the prior year.

Submitted by the Compensation Committee for fiscal 2005

Albert Cohen (Chairman)
Phillip L. Cohen
Donald J. Evans

Compensation Committee Interlocks and Insider Participation

During the 2005 fiscal year, the Compensation Committee consisted of Messrs. A. Cohen, P. Cohen and Evans. None of these individuals has served as an officer or employee of the Company or any of its subsidiaries. The Company is not aware of any compensation committee interlocks.

REPORT OF AUDIT COMMITTEE

The Audit Committee is composed entirely of independent directors meeting the requirements of applicable Securities and Exchange Commission and New York Stock Exchange rules. The key responsibilities of our committee are set forth in our Charter.

We serve in an oversight capacity and are not intended to be part of UniFirst's operational or managerial decision-making process. UniFirst's management is responsible for preparing the consolidated financial statements and its independent registered public accounting firm is responsible for auditing those statements. Our principal purpose is to monitor these processes.

The Audit Committee has, among other things:

- Reviewed and discussed the audited financial statements for the year ended August 27, 2005 with management and the independent registered public accounting firm.
- Reviewed and discussed the quarterly and annual earnings press release and related financial information with management and the independent registered public accounting firm.
- Discussed with the independent registered public accounting firm the overall scope and plans for the annual audit, the results of their examination, the evaluation of internal controls and the overall quality of UniFirst's financial reporting.
- Discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, as amended by SAS No. 90.
- Considered whether the provision of non-audit services is compatible with maintaining the auditors' independence.
- Received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, and has discussed with the independent registered public accounting firm the auditors' independence.

Based on the review and discussions above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee for fiscal 2005:

Phillip L. Cohen (Chairman)
Donald J. Evans
Lawrence R. Pugh

Independent Registered Public Accounting Firm

Audit Fees. During fiscal 2005, the aggregate fees and expenses for professional services rendered by Ernst & Young LLP ("Ernst & Young") for the audit of the Company's annual financial statements, audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting, and review of the Company's quarterly financial statements totaled $1,292,300. During fiscal 2004, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for the audit of the Company's annual financial statements and review of the Company's quarterly financial statements totaled $684,719. The increase in fees from fiscal 2004 to fiscal 2005 is primarily due to services rendered by Ernst & Young for the audit of management's assessment and the operating effectiveness of the Company's internal controls over financial reporting as of August 27, 2005 pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees. During fiscal 2005, there were no fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit or review of the Company's annual financial statements and review of the Company's quarterly financial statements. During fiscal 2004, the aggregate fees and expenses billed for assurance and related services rendered by Ernst & Young that were reasonably related to the performance of the audit of the Company's annual financial statements and review of the Company's quarterly financial statements, totaled $12,600.

Tax Fees. During fiscal 2005, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $165,757. During fiscal 2004, the aggregate fees and expenses billed for professional services rendered by Ernst & Young for tax compliance, tax advice and tax planning totaled $55,998.

All Other Fees. During fiscal 2005, the aggregate fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs totaled $19,419, which were primarily for advisory services. During fiscal 2004, the aggregate fees and expenses billed for professional services rendered by Ernst & Young to the Company not covered in the three preceding paragraphs totaled $27,642, which were primarily for advisory services.

Under its Charter, the Audit Committee must pre-approve all audit and permitted non-audit services to be provided by our principal independent registered public accounting firm unless an exception to such pre-approval exists under the Exchange Act or the rules of the SEC. Each year, the audit committee approves the retention of the independent registered public accounting firm to audit our financial statements, including the associated fee. All of the services described in the four preceding paragraphs were approved by the Audit Committee. The Audit Committee has considered whether the provisions of such services, including non-audit services, by Ernst & Young is compatible with maintaining Ernst & Young's independence and has concluded that it is.

Stock Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Common Stock, based on the market price of the Common Stock, with the cumulative total shareholder return of a peer group and of companies within the Standard & Poor's 500 Stock Index, in each case assuming reinvestment of dividends. The peer group is composed of Cintas Corporation, G & K Services, Inc. and Angelica Corporation. The calculation of cumulative total shareholder return assumes a $100 investment in the Common Stock, the peer group and the S&P 500 Stock Index on August 31, 2000.

**COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
AMONG UNIFIRST CORPORATION,
THE S&P 500 INDEX AND A PEER GROUP**



**Copyright © 2002, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. All rights reserved.
www.researchdatagroup.com/S&P.htm**

	Aug. 00	Aug. 01	Aug. 02	Aug. 03	Aug. 04	Aug. 05
UniFirst Corporation	100.00	166.55	234.07	261.38	293.40	403.06
S & P 500	100.00	75.61	62.01	69.49	77.45	87.17
Peer Group	100.00	111.64	108.21	100.30	104.70	107.50

Certain Relationships and Related Transactions

The Company retained during the 2005 fiscal year, and proposes to retain during the 2006 fiscal year, the law firm of Goodwin Procter LLP. Donald J. Evans, a Director of the Company, was formerly a partner of the law firm of Goodwin Procter LLP. Raymond C. Zemlin, the Secretary of the Company, is a partner in the law firm of Goodwin Procter LLP.

Director Compensation

During the 2005 calendar year, each Director who was not an employee of the Company received: an annual fee of $20,000; an annual fee for chairing a Committee of $3,000; a $2,250 fee for each Board meeting attended; a $250 fee for each Committee meeting attended if held on the same day as a Board meeting; a $2,000 fee for one or more Committee meetings attended on a single day if not held on the same day as a Board meeting; a $500 fee for participating in a telephonic Committee or Board meeting; and an option to purchase 1,000 shares of Common Stock.

The Board of Directors, based on a recommendation from the Compensation Committee, has established the compensation for calendar 2006 for each non-employee Director as follows: an annual fee of $24,000; an annual fee for chairing a Committee of $4,000; a $2,500 fee for each Board meeting attended; a $500 fee for each Committee meeting attended if held on the same day as a Board meeting; a $2,000 fee for one or more Committee meetings attended on a single day if not held on the same day as a Board meeting; a $1,000 fee for participating in a telephonic Board meeting; a $500 fee for participating in a telephonic Committee meeting; and an option to purchase 1,000 shares of Common Stock, to be issued on the third business day following the Company's 2006 Annual Meeting.

Each Director who was also an employee of the Company received no Director's fees during fiscal year 2005 and will receive no Director's fees during calendar year 2006.

2. OTHER MATTERS

Management is not aware of any other matters which may come before the Annual Meeting; however, if any matters other than those set forth in the attached Notice of Annual Meeting should be properly presented at the Annual Meeting, the persons named in the enclosed proxy intend to take such action as will be, in their discretion, consistent with the best interest of the Company.

Independent Registered Public Accounting Firm

The Board of Directors has selected the firm of Ernst & Young, independent public accountants, to serve as its independent registered public accounting firm for the 2006 fiscal year. Ernst & Young has served as the Company's independent registered public accounting firm since 2002. A representative of Ernst & Young is expected to be present at the Annual Meeting. He or she will have an opportunity to make a statement, if he or she desires to do so, and will be available to respond to appropriate questions.

Shareholder Proposals

Any shareholder desiring to present a proposal for inclusion in the Company's Proxy Statement in connection with the Company's 2007 Annual Meeting of shareholders must submit the proposal so as to be received by the Secretary of the Company at the principal executive offices of the Company, 68 Jonspin Road, Wilmington, Massachusetts 01887, not later than August 7, 2006. In addition, in order to be included in the proxy statement, such a proposal must comply with the requirements as to form and substance established by applicable laws and regulations.

Shareholders wishing to present business for action, other than proposals to be included in the Company's Proxy Statement, or to nominate candidates for election as Directors at a meeting of the Company's shareholders, must do so in accordance with the Company's By-laws. The By-laws provide, among other requirements, that in order to be presented at the 2007 Annual Meeting of shareholders, such shareholder proposals or nominations may be made only by a shareholder of record who shall have given notice of the proposal or nomination and the related required information to the Company no earlier than September 12, 2006 and no later than October 27, 2006.

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE FILL IN AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED. IF YOU DESIRE TO VOTE YOUR STOCK IN PERSON AT THE MEETING, YOUR PROXY MAY BE REVOKED.

December 5, 2005

APPENDIX A

UNIFIRST CORPORATION
Audit Committee Charter

(Adopted by the Board of Directors at a meeting held on October 27, 2005 as a complete restatement of the prior Audit Committee Charter)

I. General Statement of Purpose

The principal purposes of the Audit Committee of the Board of Directors (the "Audit Committee") of UniFirst Corporation (the "Company") are to:

- assist the Board of Directors (the "Board") in its oversight of (1) the integrity of the Company's financial statements and reporting process, (2) the qualifications, independence and performance of the Company's independent auditors, (3) the performance of the Company's internal audit function, and; (4) the Company's compliance with legal and regulatory requirements;

- prepare the report required by the rules of the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement.

II. Composition

The Audit Committee shall consist of at least three (3) members of the Board, each of whom shall satisfy the independence requirements established by the New York Stock Exchange Listed Company Manual for listing on the exchange. Each member of the Audit Committee shall be financially literate (or shall become financially literate within a reasonable period of time after his or her appointment to the Audit Committee), as such qualification is interpreted by the Board in its business judgment. At least one member of the Audit Committee shall meet the requirements for being a "financial expert" under the rules promulgated by the SEC and have sufficient accounting or related financial management expertise.

The Nominating and Corporate Governance Committee shall recommend to the Board nominees for appointment to the Audit Committee annually and as vacancies or newly created positions occur. The members of the Audit Committee shall be appointed annually by the Board and may be replaced or removed by the Board with or without cause. Resignation or removal of a Director from the Board, for whatever reason, shall automatically and without any further action constitute resignation or removal, as applicable, from the Audit Committee. Any vacancy on the Audit Committee, occurring for whatever reason, may be filled only by the Board. The Board shall designate one member of the Audit Committee to be Chairman of the committee.

No member of the Audit Committee may simultaneously serve on the audit committee of more than three (3) issuers having securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee.

III. Compensation

A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board or any other committee established by the Board, receive from the Company any consulting, advisory or other compensatory fee from the Company. A member of the Audit Committee may receive additional directors' fees to compensate such member for the significant time and effort expended by such member to fulfill his or her duties as an Audit Committee member. Such additional fees may be greater than those fees paid to other directors, but should be commensurate with the time and effort expected to be expended by such Audit Committee member in the performance of his or her duties as an Audit Committee member.

IV. *Meetings*

The Audit Committee shall meet as often as it determines is appropriate to carry out its responsibilities under this charter, but not less frequently than quarterly. Meetings may be in person or by conference telephone or other communication equipment by means of which all persons participating in the meeting can hear each other. A majority of the members of the Audit Committee shall constitute a quorum for purposes of holding a meeting and the Audit Committee may act by a vote of a majority of the members present at such meeting. Minutes of all meetings of the Audit Committee shall be kept. In lieu of a meeting, the Audit Committee may act by unanimous written consent.

Periodically, the Audit Committee shall also meet separately with management, with the independent auditors and with the internal auditor.

V. Responsibilities and Authority

A. Review of Charter

- The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend to the Board any amendments or modifications to the Charter that the Audit Committee deems appropriate.

B. Annual Performance Evaluation of the Audit Committee

- At least annually, the Audit Committee shall evaluate its own performance and report the results of such evaluation to the Board and the Nominating and Corporate Governance Committee.

C. Matters Relating to Selection, Performance and Independence of Independent Auditor

- The Audit Committee shall have the sole authority to retain and terminate the Company's independent auditor and approve all audit engagement fees. The Audit Committee may consult with management in fulfilling these duties, but may not delegate these responsibilities to management.

- The Audit Committee shall be directly responsible for oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

- The Audit Committee shall pre-approve all auditing services and the terms thereof (which may include providing comfort letters in connection with securities underwritings) and non-audit services (other than non-audit services prohibited under Section 10A(g) of the Exchange Act or the applicable rules of the SEC or the Public Company Accounting Oversight Board) to be provided to the Company by the independent auditor; <u>provided</u>, <u>however</u>, the pre-approval requirement is waived with respect to the provision of non-audit services for the Company if the "de minimus" provisions of Section 10A(i)(1)(B) of the Exchange Act are satisfied. This authority to pre-approve non-audit services may be delegated to one or more members of the Audit Committee, who shall present all decisions to pre-approve an activity to the full Audit Committee at its first meeting following such decision.

- The Audit Committee may review and approve the scope and staffing of the independent auditors' annual audit plan(s).

- The Audit Committee shall instruct the independent auditor that the independent auditor's ultimate accountability is to the Board and the Audit Committee.

- The Audit Committee shall request that the independent auditor provide the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1, as modified or supplemented, require that the independent auditor submit to the Audit Committee on a periodic basis a formal written statement delineating all relationships between the independent auditor and the Company, discuss with the independent auditor any disclosed relationships or services that may impact the objectivity and independence of the independent auditor, and based on such disclosures, statement and discussion take or recommend that the Board take appropriate action in response to the independent auditor's report to satisfy itself of the independent auditor's independence.

- The Audit Committee may consider whether the provision of the services covered in Items 9(e)(2) and 9(e)(3) of Regulation 14A of the Exchange Act (or any successor provision) is compatible with maintaining the independent auditor's independence.

- The Audit Committee shall evaluate the independent auditors' qualifications, performance and independence, and shall present its conclusions with respect to the independent auditors to the full Board. As part of such evaluation, at least annually, the Audit Committee shall:

    - obtain and review a report or reports from the independent auditor describing (1) the auditor's internal quality-control procedures, (2) any material issues raised by the most recent internal quality-control review or peer review, of the auditors, or by any inquiry or investigation by government or professional authorities within the preceding five years, regarding one or more independent audits carried out by the firm, and any steps taken to address any such issues, and (3) to assess the auditor's independence, all relationships between the independent auditor and the Company;

    - review and evaluate the performance of the independent auditor and the lead partner of the independent auditor; and

    - assure the regular rotation of the lead audit partner and lead reviewing partner as required under Section 10A(j) of the Exchange Act.

  In this regard, the Audit Committee may also (1) seek the opinion of management of the independent auditors' performance and (2) consider whether, in order to assure continuing auditor independence, there should be regular rotation of the audit firm.

- The Audit Committee shall set policies with respect to the potential hiring of current or former employees of the independent auditor.

D. Audited Financial Statements and Annual Audit

- The Audit Committee shall review the overall annual audit plan with the independent auditor and the members of management who are responsible for preparing the Company's financial statements, including the Company's Chief Financial Officer and/or principal accounting officer or principal financial officer (the Chief Financial Officer and such other officer or officers are referred to herein collectively as the "<u>Senior Accounting Executive</u>").

- The Audit Committee shall review and discuss with management (including the Company's Senior Accounting Executive) and with the independent auditor:

    (i) the Company's annual audited financial statements, including (a) all critical accounting policies and practices used or to be used by the Company, (b) any significant financial reporting issues that have arisen in connection with the preparation of such audited financial statements, and (c) the Company's disclosures under "Management's Discussion and Analysis of Financial Conditions and Results of Operations," prior to the filing of the Company's Annual Report on Form 10-K;

    (ii) any analyses prepared by management or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements. The Audit Committee may consider the ramifications of the use of such alternative disclosures and treatments on the financial statements, and the treatment preferred by the independent auditor. The Audit Committee may also consider other material written communications between the registered public accounting firm and management, such as any management letter or schedule of unadjusted differences;

    (iii) the adequacy of the Company's internal financial reporting controls that could significantly affect the integrity of the Company's financial statements;

    (iv) major changes in and other issues regarding accounting and auditing principles and procedures, including any significant changes in the Company's selection or application of accounting principles; and

    (v) the effect of regulatory and accounting initiatives, as well as off-balance sheet transactions and structures, on the financial statements of the Company.

- The Audit Committee shall review and discuss with the independent auditor (outside of the presence of management) how the independent auditor plans to handle its responsibilities under the Private Securities Litigation Reform Act of 1995, and request assurance from the auditor that Section 10A of the Private Securities Litigation Reform Act of 1995 has not been implicated.

- The Audit Committee shall review and discuss with the independent auditor any audit problems or difficulties and management's response thereto. This review shall include (1) any difficulties encountered by the auditor in the course of performing its audit work, including any restrictions on the scope of its activities or its access to information, (2) a discussion of the responsibilities, budget and staffing of the Company's internal accounting and reporting function, and (3) any significant disagreements with management.

- The Audit Committee shall review and discuss with the independent auditor those matters brought to the attention of the Audit Committee by the auditors pursuant to Statement on Auditing Standards No. 61 ("SAS 61") including any difficulties that the auditor may have encountered with management or others regarding:

    (i) any restrictions on the scope of the independent auditors' activities or access to requested information;

    (ii) any accounting adjustments that were noted or proposed by the auditors but were "passed" (as immaterial or otherwise);

(iii) any communications between the audit team and the audit firm's national office regarding material auditing or accounting issues presented by the engagement;

(iv) any management or internal control letter issued by the auditors; and

(v) any significant disagreements between the Company's management and the independent auditors.

- The Audit Committee shall review and discuss with the independent auditors the report required to be delivered by such auditors pursuant to Section 10A(k) of the Exchange Act.

- If brought to the attention of the Audit Committee, the Audit Committee shall discuss with the CEO and CFO of the Company (1) all significant deficiencies and material weaknesses in the design or operation of internal controls and procedures for financial reporting which could adversely affect the Company's ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, within the time periods specified in the SEC's rules and forms, and (2) any fraud involving management or other employees who have a significant role in the Company's internal controls and procedures for financial reporting.

- Based on the Audit Committee's review and discussions (1) with management of the audited financial statements, (2) with the independent auditor of the matters required to be discussed by SAS 61, and (3) with the independent auditor concerning the independent auditor's independence, the Audit Committee shall make a recommendation to the Board as to whether the Company's audited financial statements should be included in the Company's Annual Report on Form 10-K for the most recently completed fiscal year.

- The Audit Committee shall prepare the Audit Committee report required by Item 306 of Regulation S-K of the Exchange Act (or any successor provision) to be included in the Company's annual proxy statement.

E. Internal Controls

- The Audit Committee shall discuss with management and the independent Auditor:
    - The adequacy of the Company's internal accounting controls and the financial reporting process.
    - The status of internal control recommendations made by the independent auditor and personnel responsible for the internal audit function.

- The Audit Committee shall discuss with personnel responsible for the internal audit function the overall scope and plans for this function, including the adequacy of staffing and coordination with the independent Auditor.

- The Audit Committee shall periodically meet with the internal auditor without the presence of other management personnel to discuss the adequacy of the Company's internal accounting controls and the financial reporting process.

- The Audit Committee shall periodically receive reports from and discuss with the Company's general counsel any material litigation or legal matters, the adequacy of the policies and practices of the Company related to compliance with key regulatory requirements and any potential or actual conflicts of interest involving directors and officers.

- In connection with the Audit Committee's evaluation of the Company's internal audit function, the Audit Committee may evaluate the performance of the senior officer or officers responsible for the internal audit function.

F. Unaudited Quarterly Financial Statements

- The Audit Committee shall discuss with management and the independent auditor, prior to the filing of the Company's Quarterly Reports on Form 10-Q, (1) the Company's quarterly financial statements and the Company's related disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and (2) such issues as may be brought to the Audit Committee's attention by the independent auditor pursuant to Statement on Auditing Standards No. 100.

G. Earnings Press Releases

- The Audit Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, including, in general, the types of information to be disclosed and the types of presentation to be made (paying particular attention to the use of "pro forma" or "adjusted" non-GAAP information).

H. Risk Assessment and Management

- The Audit Committee shall discuss the guidelines and policies that govern the process by which the Company's exposure to risk is assessed and managed by management.

- In connection with the Audit Committee's discussion of the Company's risk assessment and management guidelines, the Audit Committee may discuss or consider the Company's major financial risk exposures and the steps that the Company's management has taken to monitor and control such exposures.

I. Procedures for Addressing Complaints and Concerns

- The Audit Committee shall establish procedures for (1) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

J. Regular Reports to the Board

- The Audit Committee shall regularly report to and review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the independent auditors, the performance of the internal audit function and any other matters that the Audit Committee deems appropriate or is requested to review for the benefit of the Board.

K. Legal and Regulatory Compliance

- The Audit Committee shall discuss with management and the independent auditor the legal and regulatory requirements applicable to the Company and its subsidiaries and the Company's compliance with such requirements. After these discussions, the Audit Committee may, if it determines it to be appropriate, make recommendations to the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations.

- The Audit Committee shall discuss with management legal matters (including pending or threatened litigation) that may have a material effect on the Company's financial statements or its compliance policies and procedures.

VI. Additional Authority

The Audit Committee is authorized, on behalf of the Board, to do any of the following as it deems necessary or appropriate:

A. Engagement of Advisors

- The Audit Committee may engage independent counsel and such other advisors it deems necessary or advisable to carry out its responsibilities and powers, and, if such counsel or other advisors are engaged, shall determine the compensation or fees payable to such counsel or other advisors.

B. General

- The Audit Committee may form and delegate authority to subcommittees consisting of one or more of its members as the Audit Committee deems appropriate to carry out its responsibilities and exercise its powers.

- The Audit Committee may perform such other oversight functions as may be requested by the Board from time to time.

- In performing its oversight function, the Audit Committee shall be entitled to rely upon advice and information that it receives in its discussions and communications with management, the independent auditor and such experts, advisors and professionals as may be consulted with by the Audit Committee.

- The Audit Committee is authorized to request that any officer or employee of the Company, the Company's outside legal counsel, the Company's independent auditor or any other professional retained by the Company to render advice to the Company, attend a meeting of the Audit Committee or meet with any members of or advisors to the Audit Committee.

Notwithstanding the responsibilities and powers of the Audit Committee set forth in this Charter, the Audit Committee does not have the responsibility of planning or conducting audits of the Company's financial statements or determining whether the Company's financial statements are complete, accurate and in accordance with generally accepted accounting principles. Such responsibilities are the duty of management and, to the extent of the independent auditor's audit responsibilities, the independent auditor. In addition, it is not the duty of the Audit Committee to conduct investigations or to assure compliance with laws and regulations or the Company's Statement of Corporate Policy and Code of Business Conduct and Ethics.

APPENDIX B

UNIFIRST CORPORATION
Nominating and Corporate Governance Committee Charter

I. General Statement of Purpose

The Nominating and Corporate Governance Committee of the Board of Directors (the "Nominating Committee") of UniFirst Corporation (the "Company") on behalf of the Board of Directors (the "Board") is responsible for identifying individuals qualified to become board members, and recommending that the Board select the director nominees for election at each annual meeting of stockholders. The Nominating Committee is also responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and periodically reviewing such guidelines and recommending any changes thereto.

II. Nominating Committee Composition

The number of individuals serving on the Nominating Committee shall be fixed by the Board from time to time but shall consist of no fewer than two (2) members, all of whom shall meet the independence requirements set forth in Section 303A of the New York Stock Exchange Listed Company Manual.

The members of the Nominating Committee shall be appointed annually by the Board and may be replaced or removed by the Board at any time with or without cause. Resignation or removal of the Director from the Board, for whatever reason, shall automatically constitute resignation or removal, as applicable, from this committee. Vacancies occurring, for whatever reason, may be filled by the Board. The Board shall designate one member of the Nominating Committee to serve as Chairman of the Nominating Committee.

III. Meetings

The Nominating Committee generally is to meet at least once per year in person or by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, with any additional meetings as deemed necessary or appropriate by the Nominating Committee. A majority of the members of the Nominating Committee shall constitute a quorum for purposes of holding a meeting and the Nominating Committee may act by a vote of a majority of members present at such meeting. In lieu of a meeting, the Nominating Committee may act by unanimous written consent.

IV. Nominating Committee Activities

The Nominating Committee's responsibilities shall be to:

A. Review of Charter

- Review and reassess the adequacy of this Charter periodically and submit any proposed changes to the Board for approval.

B. Annual Performance Evaluation of the Nominating Committee

- Perform an annual performance evaluation of the Nominating Committee and report to the Board on the results of such evaluation.

C. Selection of New Directors

- The Nominating and Corporate Governance Committee's policy is to review and consider all director candidates recommended by any of the Company's directors or stockholders, such review and consideration to be effected consistent with the Company's By-laws, Corporate Governance Guidelines and Policy Regarding New Director Nominations.

- Establish criteria for Board and committee membership, which shall include consideration of such matters as the experience and qualifications of any particular director candidate as well as such director candidate's past or anticipated contributions to the Board and its committees, and annually reassess the adequacy of such criteria.

- Consider recommendations in light of the requirement that a majority of the Board be comprised of directors who meet the independence requirements set forth in Section 303A of the New York Stock Exchange Listed Company Manual.

- Identify individuals qualified to become members of the Board and recommend that the Board select the director nominees for election at each annual meeting of stockholders; provided that, if the Company is legally required by contract or otherwise to provide third parties with the ability to nominate individuals for election as a member of the Board (pursuant, for example, to the rights of holders of preferred stock to elect directors upon a dividend default or in accordance with shareholder agreements or management agreements), the selection and nomination of such director nominees shall be governed by such contract or other arrangement and shall not be the responsibility of the Nominating Committee.

- Consider stockholder nominations to the Board in accordance with the provisions of Company's By-laws.

- Recommend to the Board the selection of directors for appointment to committees of the Board.

D. Corporate Governance Guidelines

- Develop and recommend to the Board a set of Corporate Governance Guidelines applicable to the Company that meet the requirements of Subsection 9 of Section 303A of the New York Stock Exchange Listed Company Manual.

- Review and reassess the adequacy of the Corporate Governance Guidelines annually and recommend any proposed changes to the Board for approval.

E. Evaluation of Board of Directors and Management

- Report annually to the Board with an evaluation of the Board and that of the Company's management for the prior fiscal year.

F. Matters Relating to Retention and Termination of Search Firms to Identify Director Candidates

- Exercise sole authority to retain and terminate any search firm that is to be used by the Company to assist in identifying director candidates. The Nominating Committee shall also have sole authority to approve any such search firm's fees and other retention terms.

V. General

- The Nominating Committee may establish and delegate authority to subcommittees consisting of one or more of its members, when the Nominating Committee deems it appropriate to do so in order to carry out its responsibilities.
- Minutes of all meetings of the Nominating Committee shall be kept and the Nominating Committee shall make regular reports to the Board concerning areas of the Nominating Committee's responsibility.
- In carrying out its responsibilities, the Nominating Committee shall be entitled to rely upon advice and information that it receives in its discussions and communications with management and such experts, advisors and professionals with whom the Nominating Committee may consult. The Nominating Committee shall have the authority to request that any officer or employee of the Company, the Company's outside legal counsel, the Company's independent auditor or any other professional retained by the Company to render advice to the Company attend a meeting of the Nominating Committee or meet with any members of or advisors to the Nominating Committee. The Nominating Committee shall also have the authority to engage legal, accounting or other advisors to provide it with advice and information in connection with carrying out its responsibilities.
- The Nominating Committee may perform such other functions as may be requested by the Board from time to time.

ADOPTED: October 27, 2005

APPENDIX C

UNIFIRST CORPORATION
Corporate Governance Guidelines

The Board of Directors (the "Board") has adopted the Corporate Governance Guidelines set forth below for the management of UniFirst Corporation (the "Company"). The Board, in connection with the Company's Nominating and Corporate Governance Committee, will review and amend these guidelines from time to time as it deems necessary and appropriate. These Corporate Governance Guidelines are in addition to, and should be interpreted in accordance with, any requirements imposed by applicable federal or state law, the New York Stock Exchange (or such other exchange upon which the Company's publicly traded capital stock is listed), and the Company's Restated Articles of Organization and By-laws.

I. Director Qualification Standards

- The Board of Directors has delegated to the Company's Nominating and Corporate Governance Committee the responsibility of identifying suitable candidates for nomination to the Board of Directors and assessing their qualifications in light of the policies and principles in these Corporate Governance Guidelines, Nominating and Corporate Governance Committee's charter and the Company's Policy Regarding New Director Nominations. The Nominating and Corporate Governance Committee will recommend prospective director candidates for the Board's consideration and review the prospective candidates' qualifications with the Board. The Board of Directors shall retain the ultimate authority to nominate a candidate for election as a Director.

- In identifying prospective director candidates, the Nominating and Corporate Governance Committee shall seek candidates possessing the attributes described in the Company's Policy Regarding New Director Nominations and may consider all facts and circumstances that it deems appropriate or advisable, including, without limitation, the skills and qualifications of the prospective director candidate, his or her depth and breadth of business experience or other background characteristics, his or her age, his or her past or anticipated contributions to the Board and its committees, his or her independence, the needs of the Board and the diversity of present and anticipated Board membership.

- At least a majority of the members of the Board of Directors shall meet the independence requirements set forth in Subsections 1 and 2 of Section 303A of the New York Stock Exchange Listed Company Manual within the time period required thereby.

- At least annually, the Board will evaluate all relationships between the Company and each independent Director in light of all relevant facts and circumstances for the purposes of determining whether a material relationship exists that might signal a potential conflict of interest or otherwise interfere with such Director's ability to satisfy his or her responsibilities as an independent Director.

- Carrying out the duties and fulfilling the responsibilities of a Director require a significant commitment of an individual's time and attention and each Director is expected to ensure that his or her other commitments do not materially interfere with the Director's responsibilities to the Company. The Board does not believe, however, that explicit limits on the number of other boards of directors on which the Directors may serve, or on other activities the Directors may pursue, are appropriate; however, the Board recognizes that excessive time commitments can interfere with an individual's ability to perform his or her duties effectively. In connection with its annual self-evaluation contemplated by Section VIII hereof, the Board will assess whether the performance of any director has been adversely impacted by excessive time commitments, including service on other boards. Directors must notify the Chairman of the Board prior to accepting a seat on the board of directors of another business corporation so that the potential for conflicts or other factors compromising the Director's ability to perform his duties may be fully assessed.

- The Board does not believe that arbitrary limits on the number of consecutive terms a director may serve are appropriate in light of the substantial benefits resulting from a sustained focus on the Company's business, strategy and industry over a significant period of time.

- The Board does not believe that a mandatory retirement age limit for Directors is appropriate and an individual's performance will be assessed in light of all relevant factors annually as part of the self-evaluation contemplated in Section VIII hereof.

- The Nominating and Corporate Governance Committee shall be responsible for developing and implementing succession plans for the Board as appropriate in light of all relevant facts and circumstances.

II. Director Responsibilities

- The business and affairs of the Company is managed under the direction of the Board of Directors, acting on behalf of the stockholders. The Board has delegated to the officers of the Company the authority and responsibility for managing the Company's everyday affairs, but retains the responsibility for monitoring and overseeing management in this activity.

- In discharging their responsibilities, the directors shall exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its shareholders.

- No director represents, or should represent, the interest of any particular constituency, other than the stockholders as a whole.

- Although the Directors generally serve as the ultimate decision-making authority over the Company's business and affairs, the Directors have an oversight role and are not expected to perform or duplicate the tasks of the CEO or senior management.

- Each director owes his or her primary duty of loyalty to the Company. Each director should inform the Board of any actual potential conflict of interest and, if necessary or appropriate, recuse himself or herself from any discussions or decisions involving such matters.

- Each member of the Board is expected to make all reasonable attempts to attend regularly scheduled meetings of the Board and any committee on which he or she serves and to participate in telephone conference meetings or other special meetings of the Board and any committee on which he or she serves.

- Directors are expected to spend the time needed and meet as frequently as necessary to discharge their responsibilities. The Chairman of the Board or the committee chairman, as the case may be, will generally prepare an agenda for each Board or committee meeting for distribution in advance of the meeting to the entire Board or committee, as applicable. Senior management is responsible for distributing to the directors prior to a meeting relevant information and data that are important to the Board's understanding of the business to be conducted at the meeting and directors should review these materials in advance of the meeting. Material to be presented at any Board or committee meeting will be distributed to the entire Board or committee in writing at sufficient time in advance of the meeting to allow for meaningful review, although the Board recognizes that this timing may not be possible in exceptional circumstances where the Board or committee needs to meet on short notice or in order to preserve the confidential or sensitive nature of certain information.

- In addition to the Board's general oversight responsibilities, the Board (acting by itself or through one or more committees) has several specific responsibilities, including:

  - Planning for management succession (including CEO succession planning);

  - Understanding, reviewing and monitoring implementation of the Company's strategic plans and major corporate actions;

- Understanding and reviewing annual operating plans and budgets;
- Focusing on the integrity and clarity of the Company's financial statements and financial reporting;
- Engaging outside auditors and considering independence issues;
- Advising management on significant issues facing the Company;
- Reviewing and approving significant corporate actions;
- Nominating directors and committee members and overseeing effective corporate governance.
- Selecting, evaluating and compensating the CEO;
- Providing counsel and oversight on the selection, evaluation, development and compensation of senior management;
- Reviewing the systems the Company has in place to prevent and detect wrongdoing by monitoring the internal accounting function and compliance program; and
- Assessing major risks facing the Company, and reviewing options for their mitigation.

III. Board Structure

- The Board presently has eight members. The Board normally expects to have between seven and nine Directors; however, the Board reserves the right to increase or decrease the size of the Board depending on an assessment of the Board's needs and other relevant circumstances at any given time, including, without limitation, the Board's ability to remain compliant with the independence requirements set forth in subsections 1 and 2 of Section 303A of the New York Stock Exchange Listed Company Manual.
- The Chairman of the Board shall be the Company's Chief Executive Officer ("CEO"), unless otherwise determined by the Board.
- The Board will at all times have an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board may from time to time establish additional committees as necessary or appropriate. Committee members will be appointed by the Board. Each of these standing committees will have a written charter that sets forth the responsibilities of such committee and the qualifications for committee membership.
- The non-management directors will meet at regularly scheduled executive sessions without management. The director who presides at these meetings will be chosen by the non-management directors, and his or her name will be disclosed in the annual proxy statement.

IV. Director Access to Management and Independent Advisors

- In carrying out its responsibilities, the Board of Directors, and each committee thereof, shall be entitled to rely on the advice and information that it receives in its discussions and communications with management and such experts, advisors and professionals with whom the Board, or committee, may consult. The Board of Directors, and each committee thereof, shall have the authority to request that any officer or employee of the Company, the Company's outside legal counsel, the Company's independent auditor or any other professional retained by the Company to render advice to the Company, attend a meeting of the Board, or such committee, or meet with any members of or advisors to the Board or such committee. The Board shall also have the authority to engage legal, accounting or other advisors to provide it with advice and information in connection with carrying out its responsibilities.

V. Director Compensation

- The form and amount of director compensation will be reviewed periodically, but at least annually, by the Compensation Committee. In discharging this duty, the Compensation Committee shall be guided by three goals: compensation should fairly pay Directors for work required in a company of the Company's size and scope; compensation should align Directors' interests with the long-term interests of stockholders; and the structure of the compensation should be simple, transparent and easy for stockholders to understand. The Compensation Committee will take into account the possibility that questions as to Directors' independence may be raised if Directors are compensated above customary levels, if the Company makes substantial charitable contributions to organizations in which a Director is affiliated, or if the Company enters into consulting contracts with (or provides other indirect forms of compensation) to a Director. Executive officers of the Company will not receive any additional compensation for their services as Directors.

VI. Director Orientation and Continuing Education

- The Company will conduct an orientation for all new Directors promptly following the date at which the Director is elected to the Board. The orientation will generally consist of presentations by senior management designed to familiarize the new Director with the Company's business and strategic plans, key policies and practices, principal officers and management structure, auditing and compliance processes and Statement of Corporate Policy and Code of Business Conduct and Ethics.

- The chief financial officer will be responsible for periodically providing materials or briefing sessions for continuing directors on topics that will assist them in discharging their duties. In addition, Company management will be responsible for periodically providing continuing educational materials that address areas for improvement identified as part of the Board's annual performance evaluation.

VII. Management Succession

- The Nominating and Corporate Governance Committee shall be responsible for developing a succession plan for the CEO, and recommending such plan to the Board for action. The CEO will review the succession plan and provide recommendations and evaluations. The succession plan will include a plan for CEO successions in the event of an emergency or his or her retirement and a plan for CEO succession in the ordinary course of business. The plan will also address management successions for other key officers of the Company.

VIII. Annual Performance Evaluation of the Board and Committees

- The Board and each committee of the Board will conduct a self-evaluation at least annually for the purpose of determining whether it and its committees are functioning effectively. The results of these evaluations will be reported to the entire Board. The purpose of these annual self evaluations will be to improve the effectiveness of the Board as a unit. The evaluations should include a review of those areas in which the Board and/or management believes the Board can make a better contribution to the Company.

IX. Miscellaneous

- The Board believes that management shall be primarily responsible for communications with the press, media and other outside parties made on behalf of the Company. Individual Board members may, from time to time, meet or otherwise communicate with outside constituents on behalf of the Company, but only at the request of management, and should otherwise refer all inquiries to management.

- Although these Corporate Governance Guidelines have been approved by the Board, it is expected that these guidelines will evolve over time as customary practice and legal requirements change. In particular, guidelines that encompass legal requirements as they currently exist will be deemed to be modified as and to the extent such legal requirements are modified. In addition, the guidelines may also be amended by the Board at any time as it deems appropriate.

ADOPTED: October 27, 2005



ADVANTAGE

- *in* QUALITY
- *in* TRAINING
- *in* PRODUCTIVITY
- *in* GROWTH
- *in* CUSTOMER SATISFACTION

Who is UniFirst?

From modest beginnings in 1936, UniFirst Corporation has grown to become one of North America's largest workwear and textile services companies. We design, manufacture, rent, clean, deliver, and sell a wide range of uniforms, work garments and protective clothing, as well as industrial wiping products, floor mats, facility services products, and other non-garment items. Additionally, our Specialty Garments segment (UniTech and UniClean) provides services to nuclear and "ultra-clean" businesses, and our First Aid segment (Green Guard and Médique) provides first aid cabinet services and other safety supplies to a variety of manufacturers, retailers and service companies. UniFirst Corporation serves companies of all sizes in a wide range of industrial categories, delivering enhanced image and identity solutions that aid business branding.

UniFirst's corporate mission is to be recognized as the quality leader in our industry. Our careful focus on serving each customer's unique needs and providing total satisfaction enables us to grow, to provide an equitable return on investment, and to create opportunities for our team partners.

In fiscal year 2005, UniFirst employed 9,200 team partners who served over 190,000 customer locations from sites in the United States, Canada and Europe; operated 144 customer service centers, 14 nuclear decontamination facilities, 4 cleanroom operations, 12 first aid locations, 2 distribution centers and 3 manufacturing plants; manufactured millions of garments and floor care products; designed custom garments for corporate image programs and special workwear applications; and stood as a world leader in cleaning and decontaminating nuclear protective clothing.



Locations

UniFirst Corporation and Subsidiaries

- ☆ *Corporate Headquarters*
- ◎ *Service Locations*
- ● *Distribution Centers*
- ▷ *Manufacturing Plants*
- ◇ *Nuclear Service Locations*
- ⬠ *Cleanroom Service Locations*
- ▽ *First Aid Locations*

Dear Shareholders,

In fiscal 2005, UniFirst produced revenues of $763.8 million, an increase of 6.2% over the $719.4 million generated in fiscal year 2004. Net income was $43.3 million, an increase of 29.1% from the previous year's $33.6 million. Diluted net income per Common Share was $2.24 versus $1.74 for the prior year.

As in recent years, our largest revenue gains came from our core uniform business, which continued to demonstrate solid growth, both from the existing base and through the acquisition of new accounts. Our specialty businesses also helped through increased sales in their core service areas, as well as through the diversification of their product lines and services.

The main reason for the significant increase in net income for fiscal 2005, compared to fiscal 2004, was a decrease in operating costs as a percent of revenues. Operating costs for fiscal 2005 decreased 1.2 percentage points, from 64.1% in fiscal 2004 to 62.9% in fiscal 2005. This was due to lower merchandise amortization at acquired Textilease locations, production savings realized from the Company's manufacturing operations in Mexico and lower industrial laundry production payroll costs. These reductions were somewhat offset by higher energy costs associated with both laundry and fleet operations and by an increase in sales payroll expense due to an expansion of our professional sales force.

The Company also benefited from lower depreciation and intangible asset amortization expense due to certain fixed and intangible assets becoming fully depreciated during the prior fiscal year. This was aided by a $600,000 pre-tax charge to depreciation taken in fiscal 2004 and related to the Company's decision to close its Richmond facility. In addition, we benefited from a decrease in interest expense, due primarily to a reduction in the average level of debt outstanding.

The Company has a well-established tradition of careful cost control and a record of investment aimed at achieving efficiency improvements in all areas of our operations. We have long recognized the importance that automation and new technologies play in our ability to remain competitive and profitable. Staying ahead of the game requires both foresight and an inherent understanding of where the market will be driving our business in the future.

Taking the last 10 years as a snapshot, we've invested approximately $400 million in improvements and advances in our infrastructure and systems. The focused objective of all of those investments was to reinforce UniFirst's long-term leadership position in the uniform services industry and to provide our customers with the highest value solutions for their workwear and facility services needs. We did it knowing that it takes time for investments in infrastructure to produce paybacks. Sometimes the return will be realized in a few short months, but more often, it takes years. So with that incremental timetable in mind, I'd like to review some of UniFirst's investments over the past decade and share how they have helped make us more competitive and profitable...setting a success track for years to come.

Fiscal Year Ended August
(in millions of dollars)

	2005	2004	% change
Revenues	$763.8	$719.4	6.2
Net Income	$43.3	$33.6	29.1
Shareholders' Equity	$412.3	$367.7	12.0



Laundry Automation

Our industrial laundry operations are truly at the hub of our day-to-day customer service activities and remain the core of UniFirst's business. For that reason, many infrastructure investments over the past decade have been made with those operations and their efficiencies in mind.

Every customer who has an opportunity to tour our laundry plants is impressed – often unexpectedly – by the state-of-the-art, automated processes we've put in place. In particular, we've distinguished ourselves with our proprietary automated sortation and garment control systems. Conveyors, diverters and movable staging racks combine with software drivers, microprocessors and flashing control panels to literally sweep clothes through the laundering process. As a result, customer apparel moves smoothly through our production facilities and any item can be found by our Team Partners at any stage of the process. Plus, the custom control features that interpret input data from bar codes and radio frequency chips allow us to monitor systems on a real-time basis and help head off slowdowns or bottlenecks before they occur.

We've also made a big investment in automated, computer controlled washers that ensure optimum cleaning, while reducing chemical and water consumption for production cost savings. Based on washer loading, type of soil and color and type of product being laundered, the computer determines the precise amounts of detergents, bleach, and water to be used. Software determines the exact timing of the wash and rinse cycles, as well as water temperature levels, and monitors process accuracy. Adjustments can be made instantaneously, if needed, to ensure process consistency. These improvements, coupled with the introduction of automated systems for moving clothes through wash and dry cycles, have resulted in improved efficiency and lower cost.

Overall, the automated production processes we've introduced over the last 10 years have dramatically enhanced laundry operations… and that's meant improved customer service quality and more available capacity to handle the growth we're experiencing. *Advantage, UniFirst.*

Gaining a Competitive Edge

The construction of two new garment manufacturing plants in Mexico and a highly efficient multi-function Distribution Center in Kentucky were among the more visible investments we made in infrastructure expansion over the past decade.

Our manufacturing plants in Ebano and Valles, Mexico have produced a substantial return on investment, based on the superior cost structures we've been able to establish there. But lower cost is only part of the story. The quality of garments being made at these two plants is among the highest in the industry and that means they are also allowing us to deliver superior value to our customers. In fact, both facilities are well on their way to becoming ISO 9000 certified … a solid validation of both our output and the processes we use to produce it. We believe that having this internationally recognized quality certification will also serve as a competitive leverage point, and in today's marketplace any edge is important.

The investments we've made in physical plant, combined with our adoption of a modular manufacturing process which allows us to turn out garments considerably faster than the industry average, has given us both capacity and efficiency advantages. We currently manufacture the majority of the garments we provide to our rental service customers and we anticipate we'll do even more in the future. The reason all comes down to quality and profitability. The plain fact is that our core business is uniform supply and service, and we want to provide our customers with products that will last longer and perform better over time. That's just good business – for our customers and for us.

Making our own goods produces another obvious benefit… it allows us to create unique, proprietary styles that result in product differentiation that aids sales. For example, we produce various clothing styles under trademarked names that include Armorex FR™ protective clothing, UniWear® industrial clothing, Park Street® executive wear, SofTwill® work pants, and UniWeave® Soft Comfort work shirts. And now, as a result of opening our new mat and mop manufacturing facility in Arkansas, we've added our own Great Impressions™ mats and UniMops® with DuraClean Construction.

This extensive line of trademarked items is offered in hundreds of style and color combinations and with features not found in competitor's products. That's a meaningful difference for both customers and prospects, and translates to a selling advantage. Self-manufacturing also allows us to maintain strict control over product quality, consistency, and durability, while providing added cost benefits for us and our customers. It lets us design goods for specific needs, supply quicker replacements for worn items and reduce delivery lead times for new customer installations. *Advantage, UniFirst*

an ADVANTAGE *in*



"The reason all comes down to quality and profitability. The plain fact is that our core business is uniform supply and service, and we want to provide our customers with products that will last longer and perform better over time. That's just good business – for our customers and for us."



A 320,000 Square-Foot Symbol

If we had to single out a symbol for how well our company is positioned for continued success in our industry, we'd likely point in the direction of our 320,000 square-foot Distribution Center in Owensboro, Kentucky. Opened in 1998 and ISO 9002 certified in 2000, every system at the Center – from receiving, to storage, to picking, to shipping – is fully automated and built to our strict specifications for streamlined efficiency in delivering products quickly to our customers. Owensboro was designed for speed, and it delivers. Standard pick-and-ship orders received by 1 PM are on their way to customers that very same day, while even garments requiring custom personalization are ready for shipment within 24 hours.

The Center is divided into eight different zones, interconnected with a highway of automated overhead conveyors that smoothly move goods past electronically monitored checkpoints. This allows us to accurately direct every customer order to its appropriate work station for custom personalization, packaging or shipping. The automation system also allows us to identify precisely where any order is at any time and enables us to carry and efficiently control a larger assortment of garment styles and colors (SKUs). This means we're better positioned to handle a wider range of customer needs and to do it with unmatched speed.

An outstanding feature of the Center is its comprehensive personalization capability, which includes emblems, direct embroidery and multi-color screen printing. Of these, it's our embroidery capabilities that really set us apart from the competition. We run 600 computerized embroidery heads for emblem-making and direct embroidery. They are supported by a fully staffed Graphics Department which scans and digitizes logos and other personalized designs submitted by customers, as well as creates new designs from scratch. Software allows us to quickly produce an electronic rendition of any emblem or embroidery design, in up to 56 different colors, which can be e-mailed for customer review and approval. This rapid response process allows us to quickly get customer feedback, make changes if necessary, and still deliver a sewn sample for final approval within a 24-hour period.

The skill and flexibility of our Team Partners are crucial to Owensboro's efficient operations. Everyone has been cross-trained to operate multiple work stations. That means we can quickly and easily reassign personnel to areas where a large wave of incoming work could otherwise overwhelm resources and slow production. We use process modeling and mathematical formulas to predict the impact of incoming waves and we're able to adjust on virtually a moment's notice. We know, for example, how long it takes to process a shirt without personalization and how long it takes to process that same shirt with direct embroidery or an emblem. We can then match any batch of customer orders with these time standards and assign Team Partners to the appropriate work stations. The result is a smooth and efficient workflow, best labor utilization and reduced cost. Maybe most importantly, the faster order throughput also means better, more timely service to our customers. *Advantage, UniFirst.*

Working Smarter

The investments we've made in hardware and software systems over the past 10 years have influenced every aspect of our business. From route scanners to computerized location stockrooms to advanced engineering design systems, these tools have made a tremendous difference in the way we work. The common thread is that they have allowed us to produce and distribute products more cost-effectively, while raising customer satisfaction levels at the same time.

Our Data Warehouse Project, which we launched five years ago, is a prime example of how we're using technology to work smarter and keep customer satisfaction levels high. This advanced software tool provides our corporate staff with the ability to quickly analyze variables like inventory levels, personalization workflows, sales trends for individual garment styles, apparel backorders, and the real-time status of customer account information. Such detailed tracking helps us to detect any potential problems that could affect the quality of our products or the level of customer service. By drilling down into this multi-level data, we're able to take action to avoid problems before they occur. And, with more information more accessible than ever before, we're better able to remain on top of all the latest government regulations and reporting requirements.

A number of our Information System investments have been specifically aimed at keeping our customer satisfaction levels high. This includes our Account Management System – a proprietary Customer Relationship Management tool – which tracks usage, billings, receivables and allows our Location Managers to quickly review data (including visitation history, service evaluation, action requests, etc.) relating to customer needs or issues that they're accountable for resolving. With the inter-connective technology we've installed in all our facilities, Team Partners can be anywhere in North America, log onto our systems and get the answer to any customer question... whether it be the amount of an invoice or the ship date of an order. Entire account histories are available with a few simple keystrokes. It's a tool that's truly making a difference in our ability to deliver greater value. *Advantage, UniFirst.*

Investing in Team Partners

In addition to the infrastructure investments we've made to help Team Partners work more productively, training...in the form of systems, materials, equipment and media... is another continuing investment for our Company. On-line courses for service training, product training, safety training and a host of other skills-related activities are available to all Partners. We also regularly look at operational metrics to determine which individual areas of performance need extra attention and support.

Our sales team serves as a good example. This year we asked an independent consulting group to undertake a comprehensive evaluation of our sales training programs with the aim of highlighting areas for improvement. We were gratified to learn that, of some 125 companies in a wide range of industries the consultants have evaluated, our programs were among the best they have seen. But we were also rewarded when a few areas for improvement were uncovered.

We're already acting on the recommendations we received, because the enhanced development of our sales team remains a top priority. Whether it's the monthly sales schools and seminars – dedicated to basic and advanced selling and sales management skills – which we conduct in our corporate classrooms or the interactive online media lessons we provide reps at their local offices, our goal continues to be to have the most professional and competent sales force in our industry. That takes both effort and money, and we continue to invest both.

We've also equipped all members of our Sales Team with the electronic hardware and sales productivity software to make them the best in their profession. Each has a company issued PDA (Personal Digital Assistant) to use as a customer relationship management tool. These PDAs, and their accompanying software, allow reps to keep all their prospect information at their fingertips, including applications, types of products needed, names of key contacts and tickler files to highlight next actions and when follow-up visits should be made. As a result, our sales force is better positioned to stay on top of their prospect database and can manage their time and territory in a more controlled, strategic manner, increasing opportunities for appointments and sales. *Advantage, UniFirst.*

an ADVANTAGE *in* TRAINING



"Whether it's the monthly sales schools and seminars – dedicated to basic and advanced selling and sales management skills – which we conduct in our corporate classrooms or the interactive online media lessons we provide reps at their local offices, our goal continues to be to have the most professional and competent sales force in our industry."

"It wasn't just our core uniform operations that grew during the past year. Our Specialty Garments and First Aid segments also saw significant successes. What's more, each experienced an increase in cross-selling opportunities due to customer preference for fewer outside suppliers."



Specialty Businesses

It wasn't just our core uniform operations that grew during the past year. Our Specialty Garments and First Aid segments also saw significant successes. What's more, each experienced an increase in cross-selling opportunities due to customer preference for fewer outside suppliers.

Our Specialty Garments segment includes both our UniTech nuclear services and UniClean cleanroom operations. UniTech has been active in investing in new facilities to expand its geographic reach in both U.S. and European markets. Over the past three years, UniTech has opened specialized cleaning facilities in South Carolina, Tennessee and the United Kingdom. Its South Carolina facility was established primarily to serve U.S. Department of Energy customers, while the Tennessee facility is seeking both governmental and non-governmental opportunities. British operations are targeting an expanding European prospect base as the EU begins to privatize many utility operations formerly run by individual governments. UniTech is also seeking to expand its services in its current markets by focusing on additional customer needs, such as the sale of safety supplies and the decontamination of tools and equipment.

Our other Specialty Garment operation, UniClean, has grown to four major operations in the past ten years – Nashua, New Hampshire; Maplewood, New Jersey; Portland, Oregon; and Clearwater, Florida – from which it services a variety of clean-environment customers, including high-tech, optical and pharmaceutical manufacturers. UniClean has also made additions to its servicing capabilities, substantially increasing its market share and becoming one of the top cleanroom service and product providers in the nation.

Besides cleaning garments worn by cleanroom technicians, UniClean also sells cleanroom consumable products and offers sterile and bio-safety level garment services. Every UniClean operation runs under ISO 9001 controls, which assures customers of quality and reliability.

Virtually every UniFirst customer that has cleanroom operations can also use industrial garments for maintenance and security personnel. And those same customers also need floor mats and other facility service products. To meet those needs, UniClean has joined with its UniFirst Team Partners on dozens of cross-selling opportunities, most of which have resulted in additional servicing agreements for both business units. In addition, UniClean has been leveraging UniFirst's much broader geographic coverage by sending processed customer garments to UniFirst locations for final delivery. This synergistic relationship has produced a mutual benefit: It has expanded UniClean's customer reach, while providing an entrée for UniFirst to market its industrial services to customers we might not normally call on.

Our First Aid segment, encompassing Green Guard and Medique, is looking for expansion opportunities, but is focusing on its current base as well. For example, Green Guard has invested in handheld computers for all its Team Partners who deliver first aid and safety supplies to their customers. The result has been better control of the overall service process, better inventory utilization, higher customer satisfaction and – not unimportantly – an improvement in cash flow.

The handheld devices carry every detail about customer usage and orders. Prior to having this tool, a customer would place an order using a generic description of the product. Often the order couldn't be filled immediately because the rep was uncertain which of two or three alternative products the customer really wanted. The handhelds, with full customer records, have eliminated that problem. Orders can be accurately filled on the spot, an invoice printed immediately and given to the customer. Plus, sales information is easily downloaded from the handheld computers at the end of each business day, permitting better stock replenishment and inventory control.

Overall, our specialty businesses – Specialty Garments and First Aid – are affording us new business expansion opportunities in more diverse markets and are lending greater balance to future growth by enabling us to offer both customers and prospects a more diverse service menu. *Advantage, UniFirst.*

an ADVANTAGE *in*

OPPORTUNITY

A Common Purpose

Ten years ago, we decided to put more financial resources than ever behind our people, our technology needs, our physical plant, our quality and control systems... literally everything that could have an impact on our ability to deliver greater value and satisfaction to our customers. Our research told us that customers were becoming more focused on image, identity, comfort, protection and convenience and that more than ever they expected speed, accuracy, reliability and consistent, provable value.

All the investments we've made in our infrastructure and in our Team Partners over the past decade have been designed to help secure our leadership position within the industries we serve. We've added new laundry facilities, installed more advanced auto-sort systems, expanded inventory computerization to all new and used garments, put on-route scanning into every customer service location, elevated our personalization design capability, built on-line customer "storefronts" for secure ordering and account management... and a lot more.

Many of the changes we've made have involved complex technologies that challenged our organization's ability to adapt to new methods and new thinking. But in every instance the goal was simple: *to give us the advantage we need for continued growth and success, and to enable us to always provide superior products and the best total service value available anywhere.* We believe we've made great progress in achieving exactly that and you can be sure we'll not slow our pace in pursuit of even greater advances to benefit our customers and shareholders for the future.

As always, I thank you for your continued support and I look forward to sharing additional news about your Company's progress in the months to come.



Ronald D. Croatti
Chairman of the Board,
President and Chief Executive Officer

an ADVANTAGE *in*

GROWTH

"The goal is simple: To give us the advantage we need for continued growth and success, and to enable us to always provide superior products and the best total service value available anywhere."



Executive Officers

Ronald D. Croatti
Chairman of the Board, President and ChiefExecutive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Dennis G. Assad
Senior Vice President, Sales and Marketing

John B. Bartlett
Senior Vice President and Chief Financial Officer

Bruce P. Boynton
Senior Vice President, Operations

David A. DiFillippo
Senior Vice President, Operations

Raymond C. Zemlin
Secretary

Operating And Corporate Officers

John R. Badey
Vice President, Distribution and Engineering

George J. Bakevich
Vice President, UniTech Services Group

Joseph A. Boucher
Vice President, Western Rental Group

Michael A. Croatti
Vice President, Central Rental Group

Stephen A. Gaykan
Vice President, Manufacturing

Robert A. Kuhn
Vice President, Southern Rental Group

Reis V. LaMontagne
Vice President, Mid-Atlantic Rental Group

Todd T. Lewis
Vice President, First Aid Group

Robert E. Middleton
Vice President, Southwest Rental Group

Gary L. Rogers
Vice President, Texas Rental Group

William M. Ross
Vice President, Northeast Rental Group

Michael E. Ruttner
Vice President, National Accounts

Michael J. Szymanski
Vice President, Canadian Rental Group

Directors

Ronald D. Croatti
Chairman of the Board, President and Chief Executive Officer

Cynthia Croatti
Executive Vice President and Treasurer

Albert Cohen
President, ALC Corporation, a consultancy

Phillip L. Cohen
Retired Partner of an international accounting firm; Certified Public Accountant

Robert F. Collings
Presidents Council of Massachusetts General Hospital, Board of Advisors of New Boston Real Estate Fund and Vice-Chairman of the Board of Trustees of Daniel Webster College

Anthony F. DiFillippo
Former President, UniFirst Corporation

Donald J. Evans
Retired Senior Partner of Goodwin Procter LLP; Formerly General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue

Lawrence R. Pugh
Former Chairman, V.F. Corporation

Corporate Information

Form 10-K
Shareholders may obtain without charge a copy of the Company's 2005 Form 10-K. Written requests should be addressed to John B. Bartlett, Senior Vice President.

Transfer Agent
EquiServe Trust Company, N.A.

Independent Registered Public Accounting Firm
Ernst & Young LLP

Legal Counsel
Goodwin Procter LLP

UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887-1086
(978) 658-8888

UniFirst

68 Jonspin Road Wilmington, MA 01887-1086 978-658-8888 www.unifirst.com